UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number _____ 0-27322 _____

_____ MOUNTAIN PROVINCE DIAMONDS INC. _____

(Exact name of Registrant as specified in its charter)

_____ Not Applicable _____

(Translation of Registrant's name into English)

_____ British Columbia _____

(Jurisdiction of incorporation or organization)

_____ Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7 _____

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class   Name of each exchange on which registered

_____None_____   _____Not Applicable_____

_____   _____

Securities registered or to be registered pursuant to Section 12(g) of the Act.

_____Common shares without par value_____

(Title of Class)

_____

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

_____None_____

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 66,597,766

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17   ☐ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Not Applicable.

TABLE OF CONTENTS

GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the *Business Corporations Act*;

AK Property means the claims known as the "AK claims" held by MPV;

AK-CJ Properties means, collectively, the AK Property and CJ Property Claims held by MPV;

CJ Property means the claims known as the "CJ claims", which have now lapsed, previously held by MPV;

Arrangement means the arrangement between the Company and Glenmore which was effected as of June 30, 2000;

Arrangement Agreement means the Arrangement Agreement dated as of May 10, 2000, and made between MPV and Glenmore, including the Schedules to that Agreement;

Business Corporations Act means the *Business Corporations Act,* S.A. 1981, c. B-15 (Alberta), as amended from time to time;

CDNX means the Canadian Venture Exchange Inc, formerly the Vancouver Stock Exchange, and now known as the TSX Venture Exchange;

Camphor means Camphor Ventures Inc.;

Canadian National Instrument 43-101 means the *National Instrument 43-101 (Standards of Disclosure for Mineral Projects)* adopted by the Canadian Securities Administrators;

Code means the United States *Internal Revenue Code of 1986*, as amended;

Company, MPV or *Registrant* means Mountain Province Diamonds Inc.;

De Beers means De Beers Consolidated Mines Ltd.;

De Beers Canada or *Monopros* means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Exchange Act means the U.S. *Securities Exchange Act* of 1934;

Gahcho Kué Project, located at Kennady Lake, is the aboriginal name for the Kennady Lake Project involving the diamondiferous kimberlite bodies in Kennady Lake located on the AK leased claims;

Glenmore means Glenmore Highlands Inc., a company incorporated under the *Business Corporations Act* in Alberta and which, pursuant to the Arrangement, has amalgamated with the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., to form an amalgamated company, also known as Mountain Glen Mining Inc.;

Glenmore Shares means the common shares of Glenmore, as the same existed before the Arrangement took effect and "Glenmore Share" means any of them;

Glenmore Shareholder means a holder of Glenmore Shares;

Joint Information Circular means the joint information circular of the Company and Glenmore dated May 10, 2000 for the Extraordinary General Meeting and Special Meeting of the Company and Glenmore respectively to approve the Arrangement;

Monopros or *De Beers Canada* means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Mountain Glen means Mountain Glen Mining Inc., a wholly-owned subsidiary of the Company;

MPV, Company or *Registrant* means Mountain Province Diamonds Inc.;

MPV Shares means the common shares of MPV, and "MPV Share" means any of them;

Nasdaq means the National Association of Securities Dealers Automatic Quotation System;

NASD OTCBB means the National Association of Securities Dealers over-the-counter bulletin board;

Old MPV means MPV prior to its amalgamation with 444965 B.C. Ltd.;

PFIC means Passive Foreign Investment Company under the Code;

Qualified Person as defined by Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects), means an individual who

a) is an engineer or geoscientist with a least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b) has experience relevant to the subject matter of the mineral project and the technical report; and

(c) is a member in good standing of a professional association (as that term is defined in Canadian National Instrument 43-101);

Registrant, Company or *MPV* means Mountain Province Diamonds Inc.;

Sight means an invitation to purchase a certain amount of rough diamonds ten times a year from the De Beers' Diamond Trading Company in London;

Sightholder means a Diamantaire who purchases rough diamonds directly from the De Beers' Diamond Trading Company;

TSX means the Toronto Stock Exchange; and

VSE means the Vancouver Stock Exchange, subsequently renamed the Canadian Venture Exchange, and now known as the TSX Venture Exchange.

GLOSSARY OF TECHNICAL TERMS

Adit
A horizontal or nearly horizontal passage driven from the surface for the working of a mine.

Archean
The earliest eon of geological history or the corresponding system of rocks.

Area of Interest
A geographic area surrounding a specific mineral property in which more than one party has an interest and within which new acquisitions must be offered to the other party or which become subject automatically to the terms and conditions of the existing agreement between the parties. Typically, the area of interest is expressed in terms of a radius of a finite number of kilometers from each point on the outside boundary of the original mineral property.

Bulk Sample
Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.

Carat
A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.

Caustic Fusion
An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600°C. Diamonds remain undissolved by this process and are recovered from the residue that remains.

Craton
A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.

Diabase
A fine-grained rock of the composition of gabbro but with an ophitic texture.

Dyke
A body of igneous rock, tabular in form, formed through the injection of magma.

Feasibility Study
As defined by Canadian National Instrument 43-101, means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Gneiss
A banded rock formed during high grade regional metamorphism. It includes a number of different rock types having different origins. It commonly has alternating bands of schistose and granulose material.

Indicator mineral
Minerals such as garnet, ilmenite, chromite and chrome diopside, which are used in exploration to indicate the presence of kimberlites.

Jurassic
The period of the Mesozoic era between the Triassic and the Cretaceous or the corresponding system of rocks marked by the presence of dinosaurs and the first appearance of birds.

Kimberlite	A dark-colored intrusive biotite-peridotite igneous rock that can contain diamonds. It contains the diamonds known to occur in the rock matrix where they originally formed (more than 100 km deep in the earth).
Macrodiamond	A diamond, two dimensions of which exceed 0.5 millimeters.
Microdiamond	Generally refers to diamonds smaller than approximately 0.5mm, which are recovered from acid dissolution of kimberlite rock.
Mineral Reserve	Means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

THE TERMS "MINERAL RESERVE," "PROVEN MINERAL RESERVE" AND "PROBABLE MINERAL RESERVE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS WHICH INCORPORATES THE DEFINITIONS AND GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE MINERAL RESERVE DETERMINATION IS MADE.

Under United States standards:

"Reserve" means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

"Economically," as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

"Legally," as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

"Proven Mineral Reserve" means, in accordance with CIM Standards, the economically viable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

The definition for "proven mineral reserves" under Canadian standards differs from the standards in the United States, where proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

"Probable Mineral Reserve" means, in accordance with CIM Standards, the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The definition for "probable mineral reserves" under Canadian standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Mineral Resource	Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", "INFERRED MINERAL RESOURCE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL

INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THE COMPANY ADVISES U.S. INVESTORS THAT WHILE SUCH TERMS ARE RECOGNIZED AND PERMITTED UNDER CANADIAN REGULATIONS, THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT RECOGNIZE THEM. THESE ARE NOT DEFINED TERMS UNDER THE UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

"Inferred Mineral Resource" means, under CIM Standards, that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

"Indicated Mineral Resource" means, under CIM Standards, that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

"Measured Mineral Resource" means, under CIM standards that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY

WILL EVER BE CONVERTED INTO RESERVES.

Operator	The party in a joint venture which carries out the operations of the joint venture subject at all times to the direction and control of the management committee.
Ordovician	The period between the Cambrian and the Silurian or the corresponding system of rocks.
Overburden	A general term for any material covering or obscuring rocks from view.
Paleozoic	An era of geological history that extends from the beginning of the Cambrian to the close of the Permian and is marked by the culmination of nearly all classes of invertebrates except the insects and in the later epochs by the appearance of terrestrial plants, amphibians, and reptiles.
Pipe	A kimberlite deposit that is usually, but not necessarily, carrot-shaped.
Preliminary Feasibility Study	Under the CIM Standards, means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
Proterozoic	The eon of geologic time or the corresponding system of rocks that includes the interval between the Archean and Phanerozoic eons, perhaps exceeds in length all of subsequent geological time, and is marked by rocks that contain fossils indicating the first appearance of eukaryotic organisms (as algae).
Reverse Circulation Drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.
Sill	Tabular intrusion which is sandwiched between layers in the host rock.
Stringers	The narrow veins or veinlets, often parallel to each other, and often found in a shear zone.
Tertiary	The Tertiary period or system of rocks.
Till Sample	A sample of soil taken as part of a regional exploration program and examined for indicator minerals.
Xenolith	A foreign inclusion in an igneous rock.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's exploration, operations, planned acquisitions and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration activities or the completion of feasibility studies;
- risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
- risks related to commodity price fluctuations;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
- risks related to environmental regulation and liability;
- political and regulatory risks associated with mining and exploration; and
- and other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements as are described further in this document under the headings "Risk Factors", "History and Development of Company," "Business Overview," "Property, plants and equipment," and "Operating and Financial Review and Prospects". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2003, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on Sedar under "Audited Annual Financial Statements – English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

.

PART I

| **Item 1** | **Identity of Directors, Senior Management and Advisers.** |

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

| **Item 2** | **Offer Statistics and Expected Timetable.** |

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

| **Item 3** | **Key Information.** |

A. *Selected financial data.*

The selected financial data set forth below should be read in conjunction with Item 5 – Operating and Financial Review and Prospects, and in conjunction with the consolidated financial statements and related notes of the Company. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 12 to the consolidated financial statements. The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999.

All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	12 Months Ended				
	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999
Working Capital	1,037	340	903	1,846	3,900
Interest Revenue	19	18	66	144	252
Net Loss -					
Under Canadian GAAP:	(1,718)	(1,456)	(3,060)	(2,074)	(4,778)
Under U.S. GAAP:	(14,513)	(1,520)	(3,155)	(4,514)	(3,308)
Basic and diluted loss per share -					
Under Canadian GAAP:	(0.03)	(0.03)	(0.07)	(0.05)	(0.11)
Under U.S. GAAP:	(0.29)	(0.03)	(0.07)	(0.11)	(0.08)
Total Assets -					
Under Canadian GAAP:	34,418	33,947	34,433	35,301	37,172
Under U.S. GAAP:	1,363	13,618	14,148	15,112	19,165
Total Liabilities	240	324	303	312	145
Share Capital	55,719	53,470	52,521	50,321	50,285
Shareholders' Equity -					
Under Canadian GAAP:	34,178	33,623	34,129	34,989	37,027
Under U.S. GAAP:	1,055	13,294	13,845	14,801	19,021
Number of Common Shares issued	66,597,766	63,883,100	62,166,188	42,457,760	42,444,760
less shares owned by subsidiary	(16,015,696)	(16,015,696)	(16,015,696)	-	-
	50,582,070	47,867,404	46,150,492	42,457,760	42,444,760

No dividends have been declared in any of the years presented above.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth, for the five most recent financial years, (i) the average rate (the "Average Rate") of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate is set out for each of the periods indicated in the table below.

2003	2002	2001	2000	1999
US$0.6474	US$0.6386	US$0.6632	US$0.6810	US$0.6630

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
February 2003	US$0.6720	US$0.6530

March 2003	US$0.6822	US$0.6732
April 2003	US$0.6975	US$0.6737
May 2003	US$0.7437	US$0.7032
June 2003	US$0.7492	US$0.7263
July 2003	US$0.7481	US$0.7085

On August 6, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = $0.0.7112 US.

B. Capitalization and indebtedness.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

C. Reasons for the offer and use of proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

D. Risk factors.

Risks of Exploration and Development

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

(a) General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Diamonds acquired or discovered by the Company are required to be sold to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, as per the Monopros Joint Venture Agreement (see Item 4D – Property, plant and equipment – Principal Properties – The AK Property), at a price which is reflective of the market at that time.

(b) Exploration and Development

All of the Company's properties are in the exploration and development stage. There is no certainty that the expenditures to be made by the Company or its joint venture partner in the exploration of its properties as described herein will result in discoveries of diamonds in commercial quantities. Most exploration projects do not result in the discovery of diamonds and no assurance can be given that any particular level of recovery of diamonds will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by drilling results.

There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. De Beers Canada is now paying for all exploration and development of the AK Property, and, with regard to that property, there is currently no risk to the Company in respect of the further exploration and development costs. Any separate and additional exploration done by the Company on its other properties may not result in discovery of any diamondiferous kimberlite.

(c)   History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

- $1.72 for the year ended March 31, 2003.

- $1.46 million for the year ended March 31, 2002

- $3.06 million for the year ended March 31, 2001

As of March 31, 2003, the Company had an accumulated deficit of $21.57 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage, and the Company has no history of earnings or cash flow from operations and, as an exploration Company, has only a history of losses. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

(d)   Going Concern

The auditors' report on the Company's March 31, 2003 annual consolidated financial statements includes additional comments for U.S. readers that states that the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continuing operations of the Company and the recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable, the Company's ability to complete exploration and development, if warranted, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. The Company may be required to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Historically, the only source of funds available to the Company has been through the sale of its equity shares. There can be no assurance given that such source of funds will be available to the Company in the future or available on favourable terms to the Company.

(e)   Additional Funding Requirements

As of March 31, 2003, the Company had cash and cash equivalents of approximately $1.21 million and working capital of approximately $1.04 million. During the past three fiscal years ended March 31, 2003, the Company has used approximately $5.48 million in cash flows in operating activities including approximately $1.58 million during the fiscal year ended March 31, 2003, $1.37 million during the fiscal year ended March 31, 2002 and $2.53 million during the fiscal year ended March 31, 2001.

The Company's administrative and other expenses are expected to be approximately $0.7 million for the next year. The Company believes it currently has sufficient financial resources for administrative purposes and to undertake possible exploration programs until the end of calendar year 2004, the Company may require additional funds to meet its working capital and operational requirements. The Company may be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders' interests in the Company or to the value of their common shares. The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

(f) No Proven Reserves

The properties in which the Company has an interest, or the concessions in which the Company has the right to earn an interest, are all in the exploratory stage and at this point, there are only indicated and inferred resources in four kimberlite bodies in Kennady Lake. See Item 4D – Property, plants and equipment – Principal Properties. The Company has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its financial statements.

(g) Title Matters

While the Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

(h) Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers, of South Africa, and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds dropped sharply after September 11, 2001 and has now recovered, but future prices cannot be predicted.

(i) Compliance with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various Federal and Provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

(j)   Climate and Transportation

The AK Property and Baffin Island Property are subject to climate and transportation risks because of their remote northern location. Such factors can add to the cost of exploration and development and operation, thereby affecting costs and profitability.

(k)   Joint Venture Partner

The Company and the success of the AK Property is dependent on the efforts, expertise and capital resources of joint venture partner De Beers Canada and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring and developing the AK Property. The Company is dependent on De Beers Canada for accurate information about the AK Property and the progress of exploration and development. Both De Beers Canada and the Company agreed on March 8, 2000 that it was unlikely that the agreed upon rate of return would be achieved from mining the 5034, Hearne and Tuzo pipes using the conventional open pit method. As a result, the Company and De Beers Canada agreed that De Beers would conduct a desktop study examining the costs of both open-pit and underground mining scenarios.

The results of the desktop study were presented on August 4, 2000 to the board of directors of the Company. The study showed that the modeled rate of return for the mining of the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001. The final results were reported on December 18, 2001 and were encouraging enough for De Beers to commit to another bulk sample in the winter of 2002. The results of the 2002 bulk sample program of the Hearne and 5034 pipes were reported in April 2003 and the results of the updated desk top study two weeks later. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR), which is well below the agreed hurdle rate. Combined with the current geo-political environment and uncertainties, De Beers decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again In the meantime, De Beers will continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource.

However, at the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which support confidence in longer-term diamond price projections. If approval is given in November 2003 by the De Beers board, a pre-feasibility study will start in early 2004.

(l)   Operating Hazards and Risks

Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

(m)   Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future. The Company is required under the Monopros Joint Venture Agreement (see Item 4B – Information on the Company – Business Overview) to sell its rough diamonds at a price that is reflective of the market price, to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, which controls approximately 70% of the diamond market. There is therefore little competition in this regard. The Company really only competes in the acquisition of new properties.

(n)   Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

(o)   Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The degree of the dilution would depend on the stock price. Based on the Company's requirement for about $0.7 million a year, if the Company is able to complete equity financing at the current market price of approximately $1.40 per share, the potential dilution would be by approximately 500,000 shares a year. The Company has successfully raised funds in recent years through share and warrant issuances. Failure to obtain such additional financing could result in delay or indefinite postponement of new exploration and a reduction in administrative expenses. However, the Company does not anticipate having to seek new equity financing this year as the warrants and some options are in the money.

(p)   Dilution from Outstanding Securities

As at August 6, 2003, there were 2,153,400 options and 1,205,878 warrants outstanding which, if fully exercised, would increase the number of shares outstanding by 3,359,278. Such options and warrants, if fully exercised, would constitute approximately 4.8% or 6.3% (out of 69,990,244 shares (66,630,966 issued and outstanding, including Mountain Glen shares, plus total warrants and options) or 53,974,548 shares (50,615,270 issued and outstanding, excluding Mountain Glen shares, plus total warrants and options) respectively) of the Company's resulting share capital (including the exercised options and warrants).   It is unlikely that options or warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise.   The exercise of such options or warrants and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate.   The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.   Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

(q)   Liquidity in Trading Market

The Company's shares trade on the Toronto Stock Exchange ("TSX") and are quoted on the NASD OTCBB.   The primary market for the Company's shares is the TSX and the trading volume for the Company's shares at the TSX was approximately 30,000 shares per day during the fiscal year ended March 31, 2003.

(r)   Conflicts of Interest

At the present time, except to the extent that Jan Vandersande has a Consulting Agreement with the Company (see Item 6C – Board Practices), none of the officers and directors are in a position of conflict of interest. However, certain officers and directors of the Company may become associated with other natural resource companies that acquire interests in mineral properties.

Such associations may give rise to conflicts of interest from time to time.   The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.   If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.   In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

(s)   Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.   Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.   The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figure, Jan Vandersande, who has entered into a Consulting Agreement with the Company: See, Item 7B –Related party transactions and Item 6C – Board Practices.   Loss of the key person could have a material adverse effect on the Company.   The Company does not maintain key-man life insurance on Jan Vandersande.

(t)   Fluctuations in Company Stock Prices

Prices for the Company's shares on both the TSX and NASD OTCBB have been extremely volatile. The price for the Company's common shares on the TSX ranged from $0.62 (low) and $2.26 (high) during the fiscal year ended March 31, 2003, and from $0.60 (low) to $1.95 (high) during the fiscal quarter ended June 30, 2003.   Any investment in the Company's securities is therefore subject to considerable fluctuations in price.

(u)   Currency Rate Fluctuations

Feasibility and other studies conducted to evaluate the Company's properties are denominated in U.S. dollars, and the Company conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent months. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Company's financial position, results of operations and timing of the development of its properties.

(v)   Penny Stock Rules

Broker-dealers may be discouraged from effecting transactions in the Company's shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The Company's shares are quoted on the NASD OTCBB and the closing price of the shares on August 5, 2003 was US$0.99. Purchases and sales of the shares are generally facilitated by NASD broker-dealers who act as market makers for the shares. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

(w)   De Beers Support

The exploration of the AK Property has been primarily funded by De Beers, and De Beers Canada has made an equity investment in the Company. However, there is no assurance that the level of support provided by De Beers will continue in the future.

Item 4   Information on the Company.

A.   *History and development of the Company.*

The Corporate Organization

The Registrant, Mountain Province Diamonds Inc., formerly Mountain Province Mining Inc., was formed on November 1, 1997 by the amalgamation (the "MPV Amalgamation") of Mountain Province Mining Inc. ("Old MPV") and 444965 B.C. Ltd. ("444965") pursuant to an amalgamation agreement (the "MPV Amalgamation Agreement") dated as of August 21, 1997.

Under the terms of the MPV Amalgamation Agreement, as at November 1, 1997, each Old MPV share was exchanged for one MPV Share and each 444965 share was exchanged for approximately 0.80 of one MPV Share. The conversion ratios reflect the respective interests of Old MPV and 444965 in the AK-CJ Properties prior to the date of the MPV Amalgamation.

Old MPV was incorporated under the laws of British Columbia on December 2, 1986 and was engaged in the exploration of precious and base mineral resource properties until the date of the MPV Amalgamation. Prior to the date of the MPV Amalgamation, Old MPV held an undivided 50% interest in the AK-CJ Properties and an interest in each of the other properties which are currently held by MPV, as described below.

444965, a wholly-owned subsidiary of Glenmore Highlands Inc., (Glenmore being a former controlling shareholder of the Company as defined under the *Securities Act*, B.C.) prior to the MPV Amalgamation, was incorporated under the laws of British Columbia on August 20, 1993. Prior to the MPV Amalgamation, 444965's only material asset consisted of a 40% undivided interest in the AK-CJ Properties.

As of March 31, 2000, the Company had one wholly-owned subsidiary, Mountain Province Mining Corp. (USA).

On April 4, 2000, the Company incorporated a wholly-owned subsidiary, Mountain Glen Mining Inc. in Alberta. Pursuant to an arrangement agreement (the "Arrangement Agreement") with Glenmore dated May 10, 2000, Glenmore was amalgamated with Mountain Glen effective as of June 30, 2000 to form a wholly-owned subsidiary (also known as "Mountain Glen Mining Inc.") of the Company. All Glenmore Shares were exchanged for common shares in the Company on the basis of 0.5734401 MPV Shares to one Glenmore Share, and Glenmore Shares were concurrently cancelled. All of the assets of Glenmore are now held by Mountain Glen, including 16,015,696 MPV Shares previously held by Glenmore. It is expected that, in due course, these MPV Shares will be cancelled.

Glenmore had two wholly-owned subsidiaries, Baltic Minerals BV, incorporated in the Netherlands, and Baltic Minerals Finland OY, incorporated in Finland. Pursuant to the Arrangement, these companies became wholly-owned subsidiaries of the Company.

The Company changed its name from Mountain Province Mining Inc. to Mountain Province Diamonds Inc. effective October 16, 2000. It commenced trading under its new name on the TSX on October 25, 2000.

The Company is domiciled in Canada.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	**Date of Incorporation**	**Jurisdiction of Incorporation**
Mountain Province Mining Corp. (USA)	September 18, 1987	Nevada, U.S.A.
Mountain Glen Mining Inc.	June 30, 2000	Alberta, Canada
Baltic Minerals BV	January 26, 1996	The Netherlands
Baltic Minerals Finland OY	May 18, 1994	Finland

The Subsidiaries of the Company are as follows:


Mountain Province Diamonds Inc.
(British Columbia)
Mountain Glen
Mining Inc.*
(100%)
Mountain Province
Mining Corp. (USA)
(100%)
Baltic Minerals BV
(100%)
Baltic Minerals
Finland OY
(100%)

* Mountain Glen, pursuant to the Arrangement, holds a total of 16,015,696 MPV Shares in the Company. It is anticipated that these shares will be cancelled in due course.

The Company's exploration office is at Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7 (Tel: (604) 687-0122). The Company's registered and records office and address for service in British Columbia is care of its solicitors, Campney & Murphy, Suite 2100, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. The Company's administrative office is located at Empire Towers 1, 3633 East Inland Empire Blvd., Suite 265, Ontario, California, USA 91764. The telephone number is (909) 466-1411 and the facsimile number is (909) 466-1409.

The Company's initial public offering on the Vancouver Stock Exchange ("VSE") was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company

listed its shares on the Toronto Stock Exchange ("TSX") (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on NASD's OTC-Bulletin Board under the symbol "MPVI". The Company is also registered extra-provincially in Manitoba, Sasketchewan, and the Northwest Territory, and is a reporting issuer in British Columbia, Ontario and Alberta. The Company files reports in the United States pursuant to section 13 of the Securities Exchange Act of 1934, as amended.

Principal Capital Expenditures and Divestitures

There are no principal capital expenditures and divestitures currently in progress.

Acquisitions and Dispositions

On October 10, 2002, the Company granted an option for the acquisition by Vision Gate Ventures Limited of a 70% interest in its Haveri Gold Property, which is not considered to be a property that is material to the Company. Other than this, there were no acquisitions and dispositions undertaken by the Company during the past three fiscal years or during the period since the completion of the more recently completed fiscal year.

B.   Business Overview.

Description of Business

1.1   Introduction

The Company is a natural resource property exploration company. The Company has interests in several natural resource properties, the most significant and principal property being a 44.1% interest in the AK Property located in the Northwest Territories. See "Item 4D – Properties, plants and equipment".

The Company, as yet, does not have any commercially viable resource properties. Bulk sampling and exploration drilling continues on the AK Property.

1.2   Historical Corporate Development

In August 1992, the Company acquired a 100% interest in the AK-CJ Properties that encompassed approximately 520,000 acres. Pursuant to an agreement dated November 18, 1993 (as amended), the Company optioned 40% of its interest in the AK-CJ Claims to 444965, a subsidiary of Glenmore. Pursuant to an agreement dated August 16, 1994 (as amended), the Company also optioned 10% of its interest in the AK-CJ Claims to Camphor. Following the merger of the Company with 444965, the Company held a 90% interest in the AK-CJ Claims, and Camphor, the remaining 10%. Exploration work in the form of soil sampling, aerial geophysical surveys and geochemical and geophysical analysis were undertaken on these properties during the period from 1992 to 1995.

During Fiscal 1995, the Company focused the majority of its attention on the AK Property. In February 1995, a diamondiferous kimberlite was discovered (the "5034" kimberlite pipe) and a program of delineation drilling was undertaken. Activity during this period on the Company's other properties was minimal because of the focus on the AK Property.

During 1996, the Company completed a 104-tonne mini-bulk sample from the 5034 kimberlite pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Company concluded a joint venture agreement (the "Monopros Joint Venture Agreement") with Monopros, a wholly-owned subsidiary of De Beers, and now known as De Beers Canada, to develop the AK-CJ Properties. This agreement provided that De Beers Canada could earn up to a 60% interest in the project by conducting exploration and bulk sampling on one or more new kimberlite deposits. As well, De Beers Canada was required to complete a feasibility study and fund development and construction of a commercial-scale mine.

During the 1997 exploration season, De Beers Canada discovered three new kimberlite pipes on the AK property: Tesla, Tuzo and Hearne. All are diamondiferous.

During the spring of 1998, De Beers Canada conducted mini-bulk sampling on the three new pipes as well as the 5034 kimberlite pipe, the original pipe discovery on the AK Property. The results were positive enough for De Beers to commit to a major bulk sample in 1999.

During 1999, De Beers Canada completed a major bulk sample of the four major pipes. For the 5034 kimberlite pipe, a total of 1044 carats were recovered from 609 tonnes of kimberlite. For the Hearne pipe, a total of 856 carats were recovered from 469 tonnes of kimberlite. For the Tuzo pipe, a total of 533 carats were recovered from 523 tonnes of kimberlite. For the Tesla pipe, 64 carats were recovered from 184 tonnes of kimberlite. The Tesla pipe was too low grade to be considered as part of a mine plan.

On March 8, 2000 the Company agreed to extend the feasibility study decision date and De Beers Canada agreed to carry all exploration, development and other project costs.

On August 4, 2000, De Beers Canada presented the desktop study to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 44.1% interest, and Camphor Ventures Inc. with a 4.9% interest in the AK-CJ Properties. The main conclusion of the desktop study was that only a 15 percent increase in diamond revenues was needed for De Beers Canada to proceed to the feasibility stage.

On May 4, 2001, De Beers Canada completed the bulk sample program of the Hearne and 5034 pipes. A total of approximately 307 tonnes and 550 tonnes of kimberlite were recovered from the Hearne and 5034 pipes respectively. The modeled values of the diamonds recovered from the Hearne and 5034 pipes were reported on December 18, 2001 and the results were encouraging enough for De Beers to commit to another bulk sample during the winter of 2002. The main purpose was to recover more high quality, top color diamonds, like the 9.9-carat diamond recovered in the 2001 program.

The CJ Property claims substantially lapsed in November 2001 and the remaining CJ Property claims lapsed on August 17, 2002.

The winter 2002 bulk sample program of the 5034 and Hearne pipes was completed on April 20, 2002. The modeled grades and values per carat for both pipes were used to update the desktop study. De Beers Canada's 2003 updated desktop study showed that, due to the decrease in diamond prices since September 11, 2001 and a lower U.S. dollar against the Canadian dollar, the projected return on the project would be slightly less than that obtained previously. As a result of the indicated Internal Rate of Return, well below the agreed hurdle rate of 15%, De Beers decided to postpone a pre-feasibility decision until the next year when the desktop study will be updated again.

At the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which support confidence in longer-term diamond price projections. If approval is given in November 2003 by the De Beers board, a pre-feasibility study will start in early 2004.

For further particulars, reference should be made to Item 4D – Property, plants and equipment – Principal Properties – Resource Properties.

As of June 30, 2000, the Company, through the amalgamation of its wholly-owned subsidiary, Mountain Glen, with Glenmore, acquired the principal properties of Glenmore, namely, the Haveri and Sirkka gold properties, which are located in Finland, and indirect interests in the Telegraph and Springtime Property located the United States. The Sirkka, Telegraph and Springtime claims all lapsed in 2002/2003. The Company's interests in the Ketza River Property and Molanosa Projects have also lapsed. The Company has a 50% interest (acquired pursuant to an option/joint venture agreement with Opus Minerals Inc., now known as First Strike Diamonds Inc. on July 13, 1998) in claims held by Opus Minerals Inc. in the northern end of the Baffin Island. The Company also acquired a group of seven claims in northeastern Manitoba on March 20, 2001. Five of the seven claims lapsed in 2003 and two remain in good standing for about one more year. No work is planned and the Company plans to let the claims lapse. The Company does not regard these properties as material and they are only briefly discussed in this annual report. The Haveri property was joint-ventured with Vision Gate Ventures Limited (now known as Northern Lion Gold Corp.). The Company is seeking a joint venture partner to further pursue opportunities with the Baffin Island property. For further particulars, reference should be made to Item 4D – Property, plants and equipment – Other Properties.

Plan of Operations for Fiscal Year ending March 31, 2004

In August 2000, De Beers Canada completed a desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was bulk sampling to recover additional diamonds. The second component was an aggressive exploration program aimed at adding to the existing resource. Any additional kimberlite discoveries would change the economics of the project and if of sufficient value positively impact the modeled rate of return.

The Hearne and 5034 pipes were bulk sampled in 2001 and 2002. The results of the two programs (modeled revenues per tonne) were used as inputs for the updated desktop study, which was presented to the Company by De Beers on April 15, 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and uncertainties, De Beers decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime, De Beers will continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource.

At the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which support confidence in longer-term diamond price projections. If approval is given in November 2003 by the De Beers board, a pre-feasibility study will start in early 2004.

<u>Source of Funds for Fiscal Years Ended March 31, 2003 and 2002</u>

During fiscal year ended March 31, 2003 ("fiscal 2003"), the Company received $607,829 for issuing 544,900 shares upon exercise of various stock options. During fiscal 2003, the Copany received $1,640,985 upon exercise of warrants to purchase 2,169,766 shares. During fiscal year ended March 31, 2002 ("fiscal 2002"), the Company raised a net amount of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002, the Company received $18,000 for issuing 30,000 shares upon exercise of stock options.

<u>Use of Working Capital for Fiscal 2004</u>

The Company will use its working capital for general operating, investor relations and administrative expenses. The Company anticipates that its operating and adminstrative budget will be approximately $700,000 for fiscal 2004.

Foreign Assets

Until the Arrangement with Glenmore Highlands Inc., with the exception of the Maris Project (which has been dropped because the claims have lapsed) all of the Company's assets were located in Canada (see Item 4D – Property, plants and equipment – Principal Properties). Since the Arrangement, the Company has not generated any revenue from operations . Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen. See Item 4A – History and development of the Company – Acquisitions and Dispositions.

Competition

Competition exists from other mining exploration and development companies in respect of the acquisition of new natural resource properties. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Competition could adversely affect the Company's ability to acquire suitable properties or prospects for exploration in the future.

The Company is contractually bound to sell its diamonds from the AK-CJ Properties to The Diamond Trading Co., pursuant to the terms of the Monopros Joint Venture Agreement (see Item 4B – Business Overview – Description of Business – Historic Corporate Development). The Diamond Trading Company in turn sells its rough diamonds to their sightholders.

Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

In most jurisdictions, mining is regulated by conservation laws and regulations. In the Northwest Territories, the mining industry operates primarily under Canadian federal law because the ownership of water, fisheries, surface and sub-surface rights to land are vested in the federal government. Accordingly, federal legislation governs prospecting, development, production, environmental protection, exports, income taxes and collective bargaining. Matters of a purely local or territorial nature, such as mine safety standards, the establishment of a minimum wage, education and local health services are matters for the Territorial government. With respect to environmental matters, the Company's properties are subject to the Canadian Environmental Protection Act, the Fisheries Act, the Northwest Territories Waters Act (the "Waters Act") and the Arctic Waters Pollution Prevention Act, which govern mine effluent, tailings and reclamation and closure costs relating to the mine. The Water Board established under the Northwest Territories Waters Act has the responsibility to receive and to process applications for water use licenses. These licenses outline the volume of water the mine may use, how tailings will be treated, the quality and types of waste that may be deposited into the receiving environment and how the quality and types of waste may be monitored and contain requirements regarding the restoration of the tailings disposal and other affected areas. Also included under the Northwest Territorial jurisdiction are the Apprentices and Tradesmen Regulations, the Boiler and Pressure Vessel Regulations, Business License Fire Regulations, Explosive Use Regulations, Fire Prevention Act, Labour Standards Ordinance, the Northwest Territories Mining Safety Act, Workers Compensation Act, Public Health Ordinance, Emergency Measures Act and Environmental Protection Ordinance. The Clean Air Act, the Fisheries Act, Northwest Territories Waters Act, Territorial Lands Act, Transportation of Dangerous Goods Act and the Canada Mining Regulations are federal regulations. Failure to comply with provincial and/or federal regulations may result in cease work orders and/or fines.

The Company's operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

C. *Organizational structure*

See Item 4A – History and development of the Company – The Corporate Organization.

D. *Property, plants and equipment.*

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. The Company has only one principal property, the AK Property. All the Company's properties are in the exploration stage and there are no reserve estimates at this time. All other estimates have been made at De Beers and De Beers Canada.

A "mineral resource" as defined under the Canadian Institute of Mining and Metallurgy Guidelines (the "CIM Guidelines"), which are different from the SEC guidelines (the "SEC Guidelines") set forth in Guide 7 under Item 802 of Regulation S-K, means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Glossary of Technical Terms" in this Report.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards. The following discussion and tables below use the terms "measured" and "indicated resources", and inferred resources". The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. **U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS DESCRIBED AS "MEASURED" OR "INDICATED RESOURCES" WILL EVER BE CONVERTED INTO RESERVES. U.S. INVESTORS ARE ALSO CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF AN "INFERRED RESOURCES" EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.**

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization except that assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

> "Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

> "Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on

detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

In this Annual Report, because the Company is a Canadian company with mining properties in Canada, the definitions and disclosures are made in accordance with the Canadian Standards as required by Canadian law for disclosure of material facts.

It should be noted that the SEC Guidelines defines "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". No such reserves, as defined in the SEC Guidelines or as defined in the CIM Guidelines, have been determined to exist at the present time.

Readers should read the Independent Qualified Person's Review and Technical Report dated as of June 16, 2003 (the "Technical Report") entitled "Gahcho Kué, Northwest Territories, Canada" prepared for the Company by Malcolm L. Thurston, Ph.D., MAusimm, which Technical Report is incorporated herewith by reference. The Technical Report has been submitted to the Securities Exchange Commission in the United States and filed with the relevant Securities Commissions in Canada on SEDAR.

Description of Property

      (a)   Executive Offices

The Company's exploration office is located at Suite 212, 525 Seymour Street, Vancouver, British Columbia V68 3H7. The administrative office is located in the United States at Empire Tower 1, 3633 E. Inland Empire Blvd., Suite 465, Ontario, California 91764. The Company considers these premises suitable for current needs.

      (b)   Mineral Properties

The AK Property

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES: The Company advises U.S. investors that while the terms "Measured resources" and "Indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Of the Company's properties, the AK Property is currently under the most intense exploration because of the discovery of the Kennady Lake Kimberlite Field and is considered to be the Company's only principal property.

Location and Access

The AK Property, located in the Mackenzie District of the Northwest Territories is centred near 63°30' north and 109° 30' west. It is situated between Fletcher Lake and Walmsley Lake to the east, Kirk Lake to the north, and Margaret Lake to the west. The property lies 150 kilometers south-southeast of the main Dia Met Minerals Ltd. ("Dia Met") and BHP Diamonds Inc. ("BHP") discoveries at Lac de Gras and 275 kilometers east-northeast of Yellowknife. The major prospects are in the area of Kennady Lake.

A multitude of lakes provide access for ski and float equipped aircraft. A dock is available on Kennady Lake. The Echo Bay Mines' winter road to the Lupin mine site runs from Yellowknife along MacKay Lake, which is about 70 kilometers northwest of Kennady Lake.

Topography, Vegetation and Climate

The property lies in the treeless tundra of the "barren lands" some 290 kilometers south of the Arctic Circle, and much of the area is lake and muskeg covered. The climate is extreme with -45°C temperatures. Winter winds can create extreme wind chill factors and extensive drifting snow. However, average annual snowfall rarely exceeds one meter, most of which falls during autumn and spring storms. Ice-up and break-up occupy most of September and June, respectively, during which time access to the property is via the esker runway at Kirk Lake camp. The ice-free season generally lasts two and a half months from early July to mid-September. Summer temperatures rarely reach 30°C; furthermore, storms can occur at any time.

Local relief is generally extremely flat. The elevation of rolling hills varies between 400 meters and 550 meters above sea level.

Acquisition – Joint Venture Agreement

The AK Property, acquired in August 1992, consists of 132 contiguous claims, which total 310,175 acres, in the Mackenzie Mining District, NWT. The AK Property forms a nearly rectangular block, which is about 25 kilometers north-south by 50 kilometers east-west. All of the claims comprising the AK Property are in good standing and have no legal impediments.

Until August 3, 2000, the AK Property and the CJ Property (together the "AK-CJ Properties") were held by the Company, as to 90%, and by Camphor Ventures Inc. ("Camphor"), as to 10%. In March, 1997, Old MPV, 444965 and Camphor announced the Monopros Joint Venture Agreement with Monopros (now De Beers Canada) in connection with the AK-CJ Properties. Operatorship by De Beers Canada was to occur immediately and operatorship by Canamera was effectively terminated at that time.

Pursuant to the Monopros Joint Venture Agreement dated March 6, 1997, Monopros would earn up to a 60% interest in the AK-CJ Properties in exchange for conducting an exploration program on the property and a bulk sampling program on one or more new kimberlites, completing a feasibility study on one or more kimberlites, and funding the development and construction of a commercial mine. On completion of a bulk sampling program, and if De Beers Canada committed to proceed with a full feasibility study, De Beers Canada would earn an initial 51% interest, increasing to a 56% or 60% interest (depending on alternative arrangements on financing the feasibility study) on the commencement of commercial production. If on completion of the full bulk-sampling program, De Beers Canada did not commit to proceeding with a feasibility study, De Beers Canada would earn only a 30% interest and the Company and Camphor would continue to control the AK-CJ Properties.

Concurrently with entering into the Monopros Joint Venture Agreement, De Beers Canada subscribed for 209,644 units of Old MPV at a price of $4.77 per unit, each unit consisting of one common share of Old

MPV and one non-transferable warrant to purchase one additional common share of Old MPV at $6.36 per share exercisable before March 6, 1999.

Under the agreement, De Beers Canada had until September 15, 1999 to elect to purchase a 51% interest in a 3% gross overriding royalty against production from the property from the Company (as to 90%) and Camphor (as to 10%). This purchase was completed in November 1999.

Pursuant to an amending agreement dated December 17, 1999, the Joint Venture Agreement was amended with respect to costs of Stages 1, 2, 3 and 4 of the Joint Venture Program. Also, as of December 7, 1999, the joint venture parties entered into an Area of Interest Agreement, in respect of acquisition from third parties in the designated Area of Interest, being a five kilometer zone as measured from the boundary of the claims comprising the AK-CJ Properties.

Pursuant to an agreement reached at a meeting on March 8, 2000, the parties agreed to amend the Monopros Joint Venture Agreement to clarify funding obligations between the parties and to enable the parties to defer the feasibility study decision date in order to give time to De Beers Canada to investigate several conventional and alternative mining scenarios to be the subject of the desktop study. As a result, De Beers Canada agreed to fund all exploration, development and other project costs going forward, effective immediately and would earn a 51% interest upon completion of the desktop study. The Company had been paying 44.1% of all project costs since July 1999.

On August 4, 2000, the desktop study was presented to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 44.1% interest, and Camphor Ventures Inc. with a 4.9% interest in the AK-CJ Properties. The CJ Property substantially lapsed in November 2001 with the remaining CJ Property claims lapsing on August 17, 2002.

In August 2002 De Beers took 30 of the AK claims to lease. These claims contain all the kimberlite discoveries at and in Kennady Lake, MZ Lake and in the Kelvin-Faraday area. The remaining claims were permitted to lapse.

Regional Geological Setting

The AK Property is located about 75 kilometers south of Aylmer Lake in the southeastern corner of the Slave Craton. The Slave Craton, about 400 kilometers east-west by 750 kilometers north south, is an integral part of the North American Craton. Except for Proterozoic rocks, mainly along the margin, the Slave is composed dominantly of Archean rocks greater than 2.4 Ga, which makes it the oldest of the Canadian Shield. This Archean setting is significant because most economic kimberlites are restricted to stable Archean cratons within continental shield areas. It is therefore consistent that a significant kimberlite province, which hosts more than 150 kimberlite pipes, is centred in the heart of the Slave Craton. The first kimberlites were discovered there in 1991.

Kimberlites in the Slave Craton intrude granites, metasedimentary rocks, and in some cases, diabase dykes. Preliminary dating of these kimberlites indicates that their emplacement occurred at various times from Paleozoic to Tertiary. Kimberlite pipes are known to have been emplaced in Late Cretaceous and Eocene in the Lac de Gras area, in Middle Jurassic and Late Ordovician north of Lac de Gras, and in the Cambrian south of Lac de Gras in the AK Property area. It has been noted that corridors between northwest trending diabase dykes may mark preferred locations for kimberlite emplacement in the Lac de Gras area. Such parallel corridors may represent major crustal fracture zones that facilitate ascent of kimberlite magma.

Late Wisconsinan glaciation above the Slave Structural Province climaxed about 20,000 years ago. Local and regional ice flow patterns show considerable variation. Glacial dispersion trends are further complicated by englacial and deglacial processes.

Detailed Geological Setting

Current regional mapping indicates that the AK Property is 90% underlain mainly by unsubdivided granitic rocks that intrudes the 10%, older metavolcanic and metasedimentary rocks of the Yellowknife Supergroup.

A number of diamondiferous kimberlite intrusions have been identified on the AK Property. Most have been located in the Kennady Lake area. The 5034 kimberlite has been dated radiometrically by the Rb-Sr method on phlogopite as Middle Cambrian (539 Ma). Drilling has encountered the 5034 kimberlite, Hearne kimberlite, Tesla kimberlite, Tuzo kimberlite, Wallace kimberlite, and 5034-South kimberlite. The number of kimberlite bodies encountered indicates that the area may represent a kimberlite field, referred to in this Report as the Kennady Lake Kimberlite Field.

Quaternary Geology

At least two glaciations have scoured the area and deposited a superficial till veneer over bedrock. This till is generally one to two meters thick, but occasionally it is up to ten meters thick. The predominant direction of glacial transport is almost due east to west. All the glacial features and related deposits appear to be related to the last glacial event, the Late Wisconsinan glaciation. There is no stratigraphic evidence of deposits from previous glaciation.

Work History

Historically, mineral exploration in the southeastern Slave Craton focused on gold and later base metals, within the Yellowknife Supergroup metavolcanic and metasedimentary rocks in the Walmsley Lake area. However, no previous exploration for base or precious metals, within what is now the AK Property is recorded in the assessment files of the Department of Indian Affairs and Northern Development ("DIAND"). Furthermore, there is no record of diamond exploration in the AK Property area prior to its staking in 1992.

5034 Kimberlite Pipe

The 5034 kimberlite pipe was the first kimberlite discovered on the AK Property in 1995, and consequently, it is the best known on the property. It is located near the southeast corner of the AK Property under and adjacent to Kennady Lake. It is a diamondiferous kimberlite. The pipe has an irregular shape with a surface dimension of about 120 meters by 180 meters. A 35 meter wide dyke-like body extends from the pipe some 300 meters to the north- northeast. The overall near surface area is about 2.15 hectares, and the majority of it is overlain by the shallow water of Kennady Lake.

Diamond recoveries by caustic fusion of drill core from the 5034-kimberlite pipe was performed by The Saskatchewan Research Council and Canamera. Results in terms of "carats per tonne" and "number of macros per ten kg" are of similar magnitude to the results reported by Dia Met, Aber and Ashton from the Lac de Gras area. The results were encouraging enough for a mini-bulk sample in 1996.

Mini-Bulk Sample of 5034 Kimberlite Pipe

A 104 tonne "mini-bulk" test from 42 bulk sample drill holes was performed to obtain macro grade estimates and to obtain a reasonable quantity of diamonds for preliminary valuation. Macro grade estimates from the "mini-bulk" test by Canamera on drill core from the 5034 kimberlite pipe is reported in Table 1. Crushing for this test was performed as follows. The first 24.6 tonnes of the "mini-bulk" sample were crushed and screened at 24 millimeters, followed by systematic step recrushing at 12, 6, 3 and 1.5 millimeters. The second 79.0 tonne "mini-bulk" sample involved the same crushing stages, except that the final crush to 1.5 millimeters was omitted. Diamond recovery utilized a Sortex x-ray fluorescence machine, a dense media separation plant, and a grease table. Recovery of all diamonds that would not pass through a 20 mesh (0.85 millimeter) screen was attempted. 3,895 stones totaling 257 carats were collected. Thus, the average stone size is about 0.065 carats.

Table 1

**Diamond Recoveries by Heavy Media Plant from a "Mini-Bulk"
Test of Drill Core Samples from the 5034 Kimberlite**

Description	Sample Weight (Tonnes)	Weight Macros >1.0 mm (Carats)	Macro Carats per Tonne (1,000 Kg)
5034 Kimberlite Pipe: Bulk Sample: Heavy Media Separation Plant			
Canamera	24.6	75.9	3.09
Canamera	79.0[1]	181.1[1]	2.29[1]
Summary	*3,895 Stones*	*257 Carats*	*0.065 Carats/Stones*

(1) This portion of the bulk sample did not undergo a final crush to 1.5mm.

Valuation of the diamonds is difficult given the small parcel of diamonds available. De Beers Canada released in September 1997 an estimate by De Beers of US$55.00 per carat with a projected revenue per tonne of US$82.50. The valuation was based on diamonds recovered from the "mini-bulk" test by Canamera (Table 1), as well as on diamond analysis of core derived from a hole drilled by De Beers Canada. De Beers valued all diamonds seven points and larger. The techniques used in the valuation are proprietary to De Beers.

1997 Exploration Program

During 1997 the main objective of De Beers Canada was to locate additional kimberlite pipes and obtain sufficient samples for diamond analysis to establish the merits of exploration on the AK Property. In particular, an additional pipe or pipes were sought in the immediate vicinity of the 5034 kimberlite in order to find sufficient potential tonnage and diamond content to warrant bulk sampling to determine economic viability of the AK Property. Consequently, De Beers Canada conducted the following on the AK Property: (i) probe analyses of indicator minerals recovered from till samples by Canamera, (ii) additional till sampling, (iii) a comprehensive airphoto survey and follow-up analysis of surficial geology, (iv) a detailed helicopter-borne magnetometer and electromagnetic survey, and (v) a drilling program.

The 1997 drilling program, consisted of land based core holes and air drill holes, which were targeted with the geophysical survey. Three new diamondiferous kimberlite pipes were discovered. The Tesla kimberlite, about 1.0 kilometers north-northwest of the 5034 kimberlite, was discovered in May. The Tuzo kimberlite and Hearne kimberlite, about 0.6 kilometers north-northwest and 1.08 kilometers southwest of the 5034 kimberlite pipe, respectively, were discovered in August 1997. The 1997 objectives of De Beers Canada were achieved with the discovery of the Tesla, Tuzo and Hearne kimberlite pipes. However, although a limited amount of drilling was undertaken outside the Kennady Lake Kimberlite Field, no new kimberlites were found. Thus, the exploration program for 1998 was designed to focus on the further evaluation of the Hearne, Tuzo, Tesla and 5034 kimberlites, as well as the discovery of the sources of the many known indicator mineral dispersion trains.

The Hearne, Tesla and Tuzo Kimberlites

Diamond recoveries by caustic fusion of drill core from the Hearne, Tesla and Tuzo kimberlites are in Table 2. De Beers in Kimberley, South Africa performed caustic fusion for De Beers Canada.

Results in terms of "number of macros per 10 kg" are of similar magnitude to preliminary results reported in Table 2 for the 5034 kimberlite pipe.

Table 2

Diamond Recoveries by Caustic Fusion of Drill Core from the Hearne, Tesla and Tuzo Kimberlites, Kennady Lake Kimberlite Field, AK Property

Description	Sample Weight (kg)	No. of Diamonds	Diamonds per 10 kg	Weight (Carats)	No. of Macros >0.5 mm[1]	No. of Macros per 10 kg
Hearne Pipe						
Hole 1	132	324	25	0.90	33	2.5
Hole 2 & Hole 3	168	439	26	1.33	50	3.0
Tesla Pipe						
Hole 1	245	188	8	0.13	14	0.6
Tuzo Pipe						
Hole 1	124	403	33	2.09	36	2.9
Hole 2	154	294	19	0.39	19	1.2

(1) Size measured as stones not passing through a 0.5 by 0.5mm screen.

1998 Mini-Bulk Sample

During 1998, De Beers Canada conducted a mini-bulk sample on the four pipes in Kennady Lake on the AK Property that was designed to extract, by reverse circulation drill, small bulk samples from the recently discovered Hearne, Tuzo and Tesla pipes as well as the 5034 pipe. The object of this work was to determine if diamonds of sufficient quantity and value were indicated to be contained in these pipes and therefore provide justification for a further large scale bulk sampling program. In addition, continued exploration was undertaken outside of the Kennady Lake Kimberlite Field on both the AK-CJ Properties in an effort to locate new kimberlite occurrences. Table 3 lists the results of the mini-bulk sampling program on the kimberlites in the Kennady Lake Kimberlite Field cluster.

Table 3

**Results Of Mini-Bulk Sampling Of Kimberlites
In The Kennady Lake Kimberlite Field Cluster**

Description	Sample Size (Tonnes)	Carats per Tonne	Value per Carat (US$)	Best Fit Value per Carat ($US)	Value per Tonne (US$)	Best Fit Value per Tonne (US$)
Hearne Pipe	62.6	2.33	25 – 50	44	58 – 177	103
Tuzo Pipe	48.0	2.20	51 – 108	68	112 – 238	150
Tesla Pipe	50.0	0.37	56 – 112	96	21 – 41	36
5034 Pipe	55.8	1.60	26 – 58	51	42 - 93	82

In addition to the mini-bulk sampling program, core drilling of the Hearne, Tuzo, Tesla and 5034 pipes was conducted in order to provide a better definition of the geological and tonnage models of each of these bodies.

1999 Bulk Sampling Program

The main purpose of the bulk sampling phase of evaluation was to obtain a sufficiently large number of diamonds for more accurate determination of grade and value per carat.

The bulk sample drilling, using two 12.25-inch diameter reverse circulation (RC) drills, started January 16, 1999. The objective of sampling approximately 1,600 tonnes of kimberlite to recover the anticipated number of carats was completed ahead of schedule on April 6, 1999. A total of 1,666 tonnes of kimberlite was extracted from a total of 43 vertical holes drilled into the four pipes to depths of up to 300 meters. At the completion of drilling, 575 tonnes were extracted from the 5034 pipe, 454 tonnes from the Hearne pipe, 460 tonnes from the Tuzo pipe and 177 tonnes from the Tesla pipe.

The bags of kimberlite chips and diamonds were sent to the De Beers Canada Dense Media Separation plant (DMS) in Alberta, where the chips were washed in a scrubber and the larger pieces crushed to smaller sizes and recombined with the sample which was subsequently fed through the DMS plant. The resulting concentrate was collected in a tamper-proof cage and the concentrate containers sealed prior to shipment to South Africa for final diamond recovery. The recovered rough diamonds were then sent to Kimberley for evaluation. These values were passed to the De Beers Mineral Resource Estimation Department in Johannesburg and utilized together with all other recorded data in the grade and value modelling. These modeled values are De Beers' best estimates for the revenues per tonne expected during mine production.

5034 Pipe

In December 1999, De Beers Canada advised the Company of the modeled revenue and grade estimates for the 5034 pipe. The modeled revenue value per tonne increased significantly from the initial estimate based on the previous year's mini-bulk sample. For the 5034 pipe a total of 1044 carats were recovered from 609 tonnes of kimberlite. De Beers valued the recovered diamonds per sieve class in Kimberley, South Africa. The De Beers Mineral Resources Estimation Department has used these current grade and diamond values, together with the mini-bulk sample results and the micro- and macrodiamond results announced previously, to model a grade (carats per tonne) and a revenue per carat for each of the four lobes that make up the 5034 pipe. Production recovery factors, determined by De Beers, were applied and the commonly used commercial bottom cut-off recovery size of a screen with a 1.50 mm square mesh was used to determine the grades.

The 5034 pipe was subdivided on the basis of internal geology into four lobes - a west, centre, and east lobe as well as a north lobe that extends to the north under land. Based on the 1999 bulk sampling results, the west, central and eastern lobes are classified in the Indicated Resource category. The north lobe, which was not part of the 1999 bulk sampling, remains in the Inferred Resource category. The modeled results for each of these parts of the pipe are summarized in Table 4 below:

Table 4

Modeled Results for West, Centre, East and North Lobes of 5034 Pipe

5034 Pipe	Modeled Grade (carats per tonne)	Modeled Revenue (US$/carat)	Value per tonne US$
West lobe	1.85	65	120.3
Centre lobe	1.30	55	71.5
East lobe	1.70	65	110.5
North lobe	1.70	65	110.5

The modeled grades represent grades based on the complete three-dimensional model of the pipe taking into account the different phases of kimberlite, low and high grade zones, etc. These modeled values are thus the best estimates of the grade and expected revenue for the pipe.

Tesla Pipe

In December 1999, De Beers Canada notified the Company that 64 carats had been recovered from the processing of 184 tonnes of kimberlite from the Tesla pipe for a sample grade of 0.35 carats per tonne. This grade compares to a modeled grade of 0.37 carats per tonne based on the results of the previous year's mini-bulk sample. The largest diamond recovered was 2.7 carats. The Tesla is the smallest of the four pipes sampled.

Hearne Pipe

In late January 2000, De Beers Canada reported to the Company the modeled revenue and grade estimates for the Hearne diamond pipe. The modeled value per carat increased significantly (from US$44 to US$65 per carat) from the initial estimate based on the 1998 mini-bulk sample while the modeled value per tonne also increased from US$103 to US$111.

The Hearne pipe consists of two parts, a northern and a southern lobe. The two lobes have been subdivided on the basis of internal geology into several phases. Based on the 1999 bulk sampling results, all parts of the Hearne body except the south lobe Phase E between 200 and 300 meters (called Phase E1) were classified in the Indicated Resource category. Phase E1 remains in the Inferred Resource category. The modeled results for each of these parts of the pipe are summarized in Table 5 below:

Table 5

Modeled Results for North and South Lobes of Hearne Pipe

Hearne Pipe	Kimberlite Resource (million tonnes)	Modeled grade (carats per tonne)	Modeled Revenue (US$/carat)	Revenue Per Tonne US$
North Lobe Phase A	3.08	2.05	65	133
North Lobe Phase B	1.61	0.60	65	39
North Lobe Phase C	0.72	2.05	65	133
South Lobe Phase D	1.14	2.05	65	133
South Lobe Phase E1	0.31	2.05	65	133

The modeled grades are based on a three-dimensional model of the pipe taking into account the different phases of kimberlite, (e.g. low and high grade zones). These modeled values are thus the best current global estimates of the grade, value per carat, and expected revenue per tonne for the pipe.

Tuzo Pipe

In March 2000, De Beers Canada advised the Company of the modeled revenue and grade estimates for the Tuzo diamond pipe.

The Tuzo pipe can be divided into four zones based on the internal geology. The top 80 meters (from 20 meters to 100 meters depth) of the pipe consists mainly of Zone A and Zone B kimberlite and is classified as an indicated resource of 2.6 million tonnes. From 100 meters depth to 200 meters, the pipe consists predominantly of Zone Bg kimberlite containing generally greater than 40% granite inclusions and some Zone B and Zone C kimberlite. This interval of the pipe is classified as an indicated resource of 3.5 million tonnes. At depths of 200 meters to 300 meters, the pipe is classified as an inferred resource of 4.1 million tonnes and consists predominantly of Zone C kimberlite with some Zone B and Zone Bg kimberlite. An additional 4.7 million tonnes of kimberlite on the western side of the pipe (from 200 to 360 meters depth) and in the deeper parts of the pipe (from 300 to 360 meters depth) have not been included in the revenue and grade modelling. The modeled results for each of these zones of the pipe which have been sampled are summarized in Table 6 below.

The average modeled grade of 1.22 carats per tonne is greater than the initial bulk sampling grade of 1.02 carats per tonne. The modeled revenue value per carat of $43 compares to a best-fit value of $68 determined from the 1998 mini bulk sample. The decrease in value per carat is due to the smaller number of larger diamonds and hence a higher proportion of smaller stones. The modeled grades are based on a three-dimensional model of the pipe taking into account the different zones of kimberlite, (e.g. low and high grade zones). Systematic auditing of the processed concentrates (tailings) from the Tuzo kimberlite has recovered an additional nineteen carats of diamonds which have been incorporated into the modelling of the Tuzo grades. These modeled values are thus the best current global estimates of the grade, value per carat, and expected revenue per tonne for the pipe.

Table 6

Modeled Results for Zone A, B, Bg and C of Tuzo Pipe

Tuzo Pipe	Kimberlite Resource (million tonnes)	Modeled grade (carats per tonne)	Modeled Revenue (US$/carat)	Revenue Per Tonne US$
Zone A	1.0	2.7	47	127
Zone B	2.4	0.94	33	31
Zone Bg (>40% granite)	2.4	0.62	33	20
Zone C	4.4	1.35	47	63

Feasibility Study Decision - 2000

With these results, both De Beers Canada and the Company agreed on March 8, 2000, that it was unlikely that the agreed upon rate of return would be achieved from the mining of the 5034, Hearne and Tuzo pipes, using the conventional open pit mining method. As a result, the Company agreed to extend the feasibility study decision date and De Beers Canada has agreed to carry all exploration, development and other project costs. Prior to March 8, 2000, the Company had been paying 44.1% of all project expenses since July 1999. De Beers Canada, in the meantime, conducted a desktop study to investigate several alternative mining scenarios in order to minimize capital and working costs associated with the possible mining of the Kennady Lake pipes. The results of that desktop study were presented to the Company on August 4, 2000. The study showed that the modeled rate of return for the mining of the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001.

The modeled values of the diamonds recovered in the 2001 bulk sample were reported on December 18, 2001 and the results were encouraging enough for De Beers to commit to another bulk sample during the winter 2002. The main purpose of the program was to recover more high quality, top color diamonds. Such diamonds very likely would increase the values per tonne, which in turn could positively impact the modeled rate of return in the desktop study.

1999 Exploration/Delineation Program

Believing there could be more kimberlite bodies in Kennady Lake, De Beers Canada continued to undertake surface geological surveys in the vicinity of the known kimberlites. Several lake based geophysical targets (EM highs) were identified by these surveys. The first to be drilled is located approximately 300 meters southwest of the southern extremity of 5034 pipe. The angled drill hole intersected 36 meters of kimberlite between 60 and 104 meters giving a horizontal projection of 22 meters. Based on the available information, De Beers Canada believes that the maximum dimension of this pipe, called the Wallace pipe, is unlikely to exceed 60 meters.

A second geophysical target was drilled approximately 150 meters northeast of the recently discovered Wallace pipe and approximately 150 meters southwest of the 5034 pipe. This angled drill hole intersected 43 meters of kimberlite between 56 and 99 meters giving a horizontal projection of 31 meters. This new body has been called 5034-South.

In addition, De Beers Canada looked for and found similar EM highs in other areas of the southern part of the AK Property. One of these, a lake based geophysical target is located in the area of the head of a long, broad indicator mineral train. The target is approximately 12 km northeast of Kennady Lake. An angled drill hole intersected 34 meters of kimberlite between 38 and 72 meters giving a horizontal projection of 22 meters. A second hole, collared nearby, intersected successive narrow intersections (varying from 2 to 7 meters) of kimberlite. The exciting part of this discovery was that it was the first time a substantial intersection of kimberlite had been discovered outside of the Kennady Lake cluster of pipes. This new kimberlite body was named the Faraday body.

2000/2001/2002/2003 Exploration

De Beers Canada and the Company recognized that the best way to enhance the potential economic viability of the project was by adding quickly to the resource base. The results from the extensive 1999 summer sampling program were integrated with the existing geophysical and sampling databases to define targets that required drilling.

The 2000 spring exploration drilling program started in early March and ended in the second week of May. A new kimberlite body which has been named Kelvin, was discovered in a lake located approximately nine km northeast of Kennady Lake, which contains the Gahcho Kué diamondiferous kimberlites, and three km southwest of the diamondiferous Faraday body. One drill hole in the north-south direction intersected 40 meters of kimberlite horizontally projected, while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A third hole drilled failed to intersect kimberlite. The shape and dimensions of the Kelvin kimberlite is difficult to determine from the three holes completed. A 3.3 meter thick kimberlite dyke (called Hobbes) at a depth of 31 meters was discovered approximately 200 meters south of the Kelvin body in the same lake. The Kelvin kimberlite is relatively small, so any additional work will concentrate on exploration in the hope of making additional discoveries in that area.

Kimberlite recovered form the Faraday- Kelvin bodies were sent for acid dissolution in Kimberley, South Africa. The micro-diamonds recovered per square sieve size are shown in Table 7 (i.e., the number of micro-diamonds that did not pass through each of the square mesh sieves). The two largest diamonds for the Kelvin body are 8.9 and 8.5 points (one point is one-hundredth of a carat). Diamonds larger than the 0.5 x 0.5 mm square sieve size are called "macro-diamonds". The number of macro and micro-diamonds recovered for both the Faraday and Kelvin bodies and their size-frequency distribution is very similar to that for the 5034 and Hearne pipes in Kennady Lake (representative micro-diamond results for the 5034 and Hearne pipes are also shown in the table). Those pipes have average grades of 1.67 carats per tonne.

Table 7: Micro-diamonds recovered from the Faraday and Kelvin bodies compared to representative samples from the Hearne and 5034 pipes.

Square mesh Size (mm)	Kelvin: 184kg Number of diamonds	Faraday: 40kg Number of diamonds	Hearne: 128kg Number of diamonds	5034: 160kg Number of diamonds
2	5	1	2	4
1	9	0	10	10
0.5	11	5	17	23

Square mesh Size (mm)	Kelvin: 184kg Number of diamonds	Faraday: 40kg Number of diamonds	Hearne: 128kg Number of diamonds	5034: 160kg Number of diamonds
0.3	44	11	46	37
0.212	65	12	77	68
0.15	139	21	83	138
0.104	73	24	143	218

These results indicated that both the Faraday and Kelvin bodies are significantly diamondiferous and that more exploration work in that area was needed. De Beers plans to complete additional work in the 2003 exploration season.

A ground gravity survey conducted in the 2003 winter program covered the Kelvin body and as far as a few hundred meters south of Hobbes, and identified several drill targets. A hole drilled 50 m to the west of the original 2000 drill hole into Kelvin intersected a total of 25 m of kimberlite horizontally projected in two closely spaced intervals, while a hole drilled 60 m to the east intersected 2.01 m of kimberlite horizontally projected. The Kelvin body now appears to extend not just in the north-south direction, but also in the east-west direction.

A hole drilled 120 m south of Kelvin along the suspected structure between Kelvin and Hobbes intersected 7.4 m of kimberlite horizontally projected, while a hole drilled 70 m south of Hobbes intersected two kimberlite intersections of 2.4 m and 3.0 m horizontally projected, respectively. It is suspected that this Hobbes intersection and the Kelvin body could be connected with a kimberlite bearing structure that pinches and swells.

A ground gravity survey and detailed ground magnetic survey was then conducted over the Faraday body and approximately 600 m to the south along the suspected structure connecting the Faraday body and the 2001 hole that intersected some kimberlite. The main purpose of the survey was to identify wider areas along the observed dyke structure. Several such areas were identified and two of the better target areas were drilled.

The first target, a magnetic anomaly, was approximately 100 m southwest of the Faraday body and 5.6 m of kimberlite horizontally projected was intersected. The kimberlite contained some country rock. The second target, a gravity anomaly, was approximately 520 m southwest of the Faraday body and approximately 80 m north of the 2001 drill hole. Kimberlite was encountered just below the lake bottom and 21.5 m of kimberlite horizontally projected was intersected. It is suspected that the kimberlite intersections to the north and south of the Faraday body are probably connected to the Faraday body with a kimberlite bearing dyke structure that pinches and swell.

The recovered kimberlite from all intersections will be sent for petrographic analysis and micro-diamond recovery. Once those results are available, additional work as appropriate will be planned.

During the 1999 winter program kimberlite dykes were discovered in MZ Lake located in the central part of the AK claims, approximately 20 km northwest of Kennady Lake. A larger number of indicator minerals, mainly garnets, have been recovered on the western edge of the lake and as far west as the border of the AK claims (approximately 20 km to the west). A land based target on the north shore of MZ Lake, was drilled with a vertical hole to a depth of 35 meters. Five kimberlite stringers with the largest two having thicknesses of 0.40 and 0.70 meters were intersected, as well as a 1.70 meter thick intersection of what is believed to be a sill (an approximately horizontal lying kimberlite body).

This result was followed up in March and April, 2001, by a ground penetrating radar (GPR) survey that covered the entire length of the northern shore of the lake (approximately 4 km) and several shallow dipping reflectors were detected on land along most of the area surveyed. De Beers Canada drilled five of the seven holes in May 2001, mainly along the periphery of the surveyed area where strong GPR reflector signals were recorded. All holes were drilled vertically, on land and all except one were drilled to a maximum depth of 50 m. Kimberlite was intersected in five of seven drill holes on land just north of MZ Lake. The thickest intersection was 3.20 meters of kimberlite at a depth of 27 meters and the distance between the most easterly and most westerly intersections of kimberlite was nearly four kilometers. De Beers Canada believes that there are several sills of various lengths, widths and thicknesses north of the lake.

Most of the recovered kimberlite (34 kg) was sent to South Africa for both indicator mineral and micro-diamond recovery. An additional 22 kg from the two holes drilled into the MZ kimberlite during 1999 (MPV-99-33) and 2000 (MPV-00-004) was also treated. A total of 40 micro-diamonds were recovered from four of the six holes.

The largest number of microdiamonds was recovered from hole MPV-01-73 (called sill-73): 28 diamonds from 5 kg with the largest diamond being 1mm. The second largest number of microdiamonds was recovered from hole MPV-01-070: 9 diamonds from 4 kg. Four of the five sills discovered so far have been determined to be diamondiferous. Because of these encouraging results De Beers decided upon a follow-up program at MZ Lake during the spring of 2002. A detailed ground penetrating radar (GPR) survey using closer line spacing than in 2001, was conducted over a large area encompassing sill-73. The results of survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7cm to 2.19m with the largest combined kimberlite intersection in one drill hole being 3.49m, between 14.66m and 19.25m depth. This sill appears to extend at least one kilometer. The MZ kimberlite from sill-73 was sent to Kimberley, South Africa for micro-diamond recovery. Only fine microdiamonds were recovered. As a result, De Beers decided to concentrate their exploration efforts on the Kelvin-Faraday area, which had much more promising diamond counts.

2001/2002 Bulk Sampling

The winter 2001 bulk sample program of the Hearne and 5034 kimberlite pipes was completed on May 4, 2001. De Beers Canada recovered 751 carats from 334 tonnes of kimberlite from the Hearne pipe and 914 carats from 635 tonnes from the 5034 pipe. There were three holes drilled into the high-grade northern part of the Hearne pipe and four holes into the high-grade eastern lobe of the 5034 pipe. The kimberlite samples were processed in Grand Prairie, Alberta, Canada and the sample concentrates were subsequently shipped to South Africa where the diamonds were recovered.

The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg has used these values for both bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by De Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50mm square mesh has been used. De Beers has recently changed the way diamond values are reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% has to be added to the 1999 values. The average revenue per carat for the 5034 pipe based on August 2001 values is US $65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US $69.30 value for the 1999 bulk sample. Similarly the average revenue per carat for the Hearne pipe is US $63.30 compared to the adjusted US $71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds have fallen by an average of around 20% during the recession of 2000-2001 and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes are thus consistent with or less than the large drop in rough diamond market values.

A 9.9-carat diamond recovered from the 5034 pipe is of high quality and top color and was valued by the DTC at approximately US $60,000. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium, valued representative parcels of the diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels. It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds has led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. High quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. High quality diamonds also offer upside potential to the values per carat. The occurrence of the 9.9-carat stone poses the possibility that these stones could occur regularly during production. Consequently, De Beers Canada decided to do more bulk sampling of the Hearne and 5034 pipes in 2002.

The 2002 bulk sample program of the 5034 and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled into the 5034 pipe and five into the Hearne pipe. The same drill (24 inch diameter) and same drill method (a "diamond friendly" flood reverse system) that was used in 2001 was used again in 2002. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes of kimberlite from the 5034 pipe for a total of 1,521 tonnes.

The 1,215 carats recovered from the 5034 pipe and the 1,174 carats recovered from the Hearne pipe as well as the diamonds recovered from the 1999 and 2001 bulk samples (all to a 1.5 mm lower cut-off) were all valued, based on the January 2003 diamond prices, at the Diamond Trading Company (DTC) in London. The De Beers Mineral Resource Department in Johannesburg has used these values for all three (1999, 2001, 2002) bulk samples to update the modeled revenue per carat for each pipe. Production recovery factors, determined by De Beers, have been applied and the commonly used commercial bottom cut-off recovery size screen with a 1.50 mm square mesh has been used. These diamond values were then combined with the updated grade information to give modeled revenue per tonne values.

Table 8 shows the weighted average modeled grades, values per carat and revenues per tonne for the four lobes in the 5034 pipe and the various geologic zones in the Hearne pipe. The 5034 pipe has an indicated resource of 8.6 million tonnes and an inferred resource of 4.5 million tonnes, while Hearne has an indicated resource size of 5.5 million tonnes and an inferred resource of 1.6 million tonnes, all to a depth of 290 m below lake surface.

Table 8

Pipe	Modeled Grade (Carats per tonne)	Modeled Values (US$ Carat)	Revenue per tonne (US$)
5034	1.67	62.70	104.70
Hearne	1.67	50.00	83.50

The previous valuation of the diamonds from the 1999 and 2001 bulk samples was in August 2001. After September 11, 2001, diamond prices decreased in value by an average of around 20% with more severe decreases in certain categories of diamonds according to industry sources. Since then, De Beers has increased diamond prices twice and on average diamond prices are now nearly back to pre-September 11, 2001 levels. Specifically, the January 2003 valuations of the 1999 and 2001 bulk sample diamonds were on average 5-6% less than the August 2001 valuations for the same diamonds.

The average modeled value per carat of US $62.70 for the 5034 pipe compares to the average value of US $65.50 based on the August 2001 price book, reported in December 2001. The drop is slightly less than the average drop in diamond values since then. The weighted average modeled grade for the 5034 pipe increased to 1.67 carats per tonne from 1.64 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modeling are 18% - 20%.

The average modeled value per carat of US $50.00 for the Hearne pipe compares to a value of US $63.30 based on the August 2001 values. The weighted average modeled grade for the Hearne pipe decreased to 1.67 carats per tonne from 1.71 carats per tonne as reported in December 1999. The upper and lower limits for the value per carat modelling are 18% and 16% respectively.

De Beers and the Company's consultant, Overseas Diamonds N.V., have confirmed that a sub-population of high quality, top color diamonds exists in both the 5034 and Hearne pipes. A 3.4 carat diamond recovered from the Hearne pipe is such a diamond and has been valued at US $7,140. These diamonds represent a significant part of the total value of the diamonds even though they only represent a small fraction of the total number of diamonds.

In 2003, De Beers used a De Beers group composite of a year's production from kimberlite mines with wide ranges of production but similar dollar per carat values, in the value per carat modelling in the over two carat size range. The reason for this is that relatively speaking, only a small number of over two carat diamonds were recovered from the Hearne and 5035 pipes and these diamonds have a wide range of values. This modelling technique models the shape of the revenue curves for the Hearne and 5034 pipes to be similar to the shape of the curves for a composite of producers above the two carat size range. This technique is slightly more conservative than the technique used previously but is more representative of an actual production scenario.

Feasibility Study Decision - 2003

The results of the 2002 bulk sample program of the Hearne and 5034 pipes were reported in April 2003 and the results of the updated desk top study two weeks later. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and uncertainties, De Beers decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime, De Beers will continue with exploration in the Kelvin-Faraday area with an objective of adding to the existing resource.

At the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which support confidence in longer-term diamond price projections. If approval is given in November 2003 by the De Beers board, a pre-feasibility study will start in early 2004.

Other Properties

The Company does not regard its other properties, listed below, as material properties of the Company. The Company is seeking to sell or joint-venture these properties.

Baffin Island Joint Venture

No work was done during the 2001 and 2002 summer season. The companies are looking for a joint venture partner to continue the work.

Finland Properties

Pursuant to the amalgamation of Mountain Glen and Glenmore, the Company's wholly-owned subsidiary, Mountain Glen, acquired mineral properties in Finland.

There were two gold properties in Finland – the Haveri and Sirkka Properties. An option was granted on October 10, 2002 to Vision Gate Ventures Limited for the acquisition of a 70% interest in the Haveri Properties. The Sirkka property claims have lapsed.

Item 5	**Operating and Financial Review and Prospects.**

A. *Operating results.*

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Discussion and analysis set forth below covers the results obtained under GAAP in Canada. A significant difference between Canadian and U.S. GAAP exists with respect to accounting for mineral property acquisition and exploration costs which have been capitalized under Canadian GAAP but generally are required to be expensed under U.S. GAAP when incurred until such time as commercially mineable deposits are determined to exist within a particular property. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 12 to the consolidated financial statements. The discussion below summarizes results of operations in accordance with Canadian GAAP.

Fiscal Year ended March 31, 2003 compared to Fiscal Year ended March 31, 2002

The Company's loss for the fiscal year ended March 31, 2003 ("fiscal 2003") totaled $1,718,342 or $0.03 per share compared to $1,455,881 or $0.03 per share for the fiscal year ended March 31, 2002 ("fiscal 2002"). These losses include the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2003 was $76,836 compared to a loss of $130,583 during fiscal 2002.

During fiscal 2003, operating expenses were $1,566,498 compared to $1,456,698 in fiscal 2002. The operating expenses for fiscal 2003 included a one-time severance payment of $331,500 to a director of the Company and a $24,419 stock-based compensation expense for the granting of stock options to a consultant for services rendered. These two expenses accounted for 23% of the operating expenses in fiscal 2003 and no comparable expenses were incurred in fiscal 2002. Excluding the severance and stock-based compensation expenses, operating expenses were reduced in fiscal 2003 as compared to fiscal 2002 as a result of the following cost cutting measures: (i) reduced rent ($37,095 in fiscal 2003 and $126,356 in fiscal 2002) resulting from the move to smaller offices in both the United States and Canada, (ii) decreased salary and benefit costs ($166,550 in fiscal 2003 and $231,984 in fiscal 2002) due to a reduction in the number of employees and reduced wages, and (iii) reductions in management fees ($45,000, excluding the $331,500 severance payment, in fiscal 2003 and $96,000 in fiscal 2002), and consulting expenses ($165,055, excluding the $24,419 stock-based compensation expense, in fiscal 2003 and $227,023 in fiscal 2002) as a result of top management accepting lower fees for their services. Other cost savings were realized with respect to lower insurance, office, and travel expenses. These reductions were partially offset by increased professional fees ($240,203 in fiscal 2003 and $167,444 in fiscal 2002), due in part to the extra work required as a result of the introduction of the Sarbanes-Oxley Act.

During fiscal 2003 the Company's interest income was $19,034 compared to $17,901 a year earlier.

The fiscal 2003 expenses include a write-down of $120,435 of mineral properties and deferred exploration costs, relating mostly to the Rabbit Tracks Diamond Project in Manitoba. There was no write-down of mineral property during fiscal 2002.

Fiscal Year ended March 31, 2002 compared to Fiscal Year ended March 31, 2001

The Company's loss for the fiscal year ended March 31, 2002 ("fiscal 2002") totaled $1,455,881 or $0.03 per share compared to $3,060,072 or $0.07 per share for the fiscal year ended March 31, 2001 ("fiscal 2001"). These losses include the losses of the Company's wholly owned subsidiary Mountain Glen. Mountain Glen's loss for fiscal 2002 was $130,583. During fiscal 2001 Mountain Glen incurred a loss of $1,333,210 which included a write-down of $1,220,211 of various assets, including loans receivables, non-diamond mineral properties and related capital assets acquired by Mountain Glen from Glenmore upon amalgamation with Glenmore.

During fiscal 2002, the Company's interest income was $17,901 compared to $65,826 a year earlier. The decrease was because of lower cash balances available for investment, and lower interest rates.

During fiscal 2002, operating expenses were $1,456,698, down 23.2% from $1,897,772 in fiscal 2001. The main reasons for reduction in expenses were: (i) the decreased level of promotions and investor relations ($193,010 in fiscal 2002 and $369,434 in fiscal 2001) and travel, ($83,114 for fiscal 2002 and $140,347 for fiscal 2001), (ii) the top management accepted significantly lower management fees ($96,000 in fiscal 2002 and $171,000 in fiscal 2001) and consulting fees ($227,023 in fiscal 2002 and $262,500 in fiscal 2001) for their services, and (iii) professional fees ($167,444 in fiscal 2002 and $275,460 in fiscal 2001). Also, various other cost cutting measures were implemented which resulted in lower wages, insurance and rent expenses. During fiscal 2001, the losses from the write-down of former

Glenmore's loans receivables, non-diamond mineral properties and related deferred exploration and capital assets were $1,220,211. There was no write-down of any mineral property during fiscal 2002.

For the Rabbit Tracks Diamond property in Manitoba the Company incurred acquisition costs of $29,000 during fiscal 2002 and $20,000 during fiscal 2001. No other property acquisitions were made during fiscal 2002.

During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2001 the exploration costs in respect of the Rabbit Tracks Diamond Project in Manitoba amounted to $29,953. During fiscal 2002 the exploration costs in respect of Baffin Island property amounted to $2,976 compared to $65,115 during fiscal 2001. De Beers Canada paid all costs for work on and related to the AK-CJ Properties during fiscal 2002 and fiscal 2001.

B.   Liquidity and capital resources.

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2003, the Company had $1,210,076 in cash and cash equivalents, compared with $585,879 a year earlier. At March 31, 2003 the Company had a working capital position of $1,037,460 compared to $339,897 a year earlier. The Company had no long-term debt at March 31, 2003 or March 31, 2002. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

During fiscal 2003 the Company received $607,829 by issuing 544,900 shares upon exercise of various stock options. During fiscal 2003, the Company received $1,640,985 upon exercise of warrants to purchase 2,169,766 shares. During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon exercise of a stock option.

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kué Project, if placed into production. There is no assurance that the property will be developed or placed into production. In April 2003, De Beers updated the original August 2000 desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. Even though the updated study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return slightly less than that obtained previously. Considering the indicated internal rate of return which is well below the agreed hurdle rate, combined with the current geo-political environment and economic uncertainties, De Beers decided to postpone a pre-feasibility decision until next year when the desktop study is expected to be updated again. In the meantime, De Beers is expected to continue with exploration in the Kelvin-Faraday area with an objective to adding to the existing resource.

At the end of July, 2003, De Beers notified the Company that they had started work on a detailed cost estimate of a pre-feasibility study of the Kennady Lake diamond deposits. They based their decision on the improving geo-political and economic conditions which support confidence in longer-term diamond price projections. If approval is given in November 2003 by the De Beers board, a pre-feasibility study will start in early 2004.

It is anticipated that the cash and cash equivalents on March 31, 2003 provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date into 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

As at July 24, 2003 the Company has 2,170,000 stock options outstanding which are exercisable at prices between $0.60 and $2.25 per share. If all of the stock options were exercised, the Company would receive proceeds of $3,191,050. The Company also has 1,205,878 warrants outstanding exercisable at $0.58 until December 6, 2004. If all the warrants were exercised, the Company would receive proceeds of $699,409. If all of the options and warrants were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital.

Trends

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future. The reduction of expenses is expected to continue, especially in the areas of office expenses and investor relations.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties and deferred exploration. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern, mineral properties and deferred exploration are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property acquisition and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's properties.

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venturer decisions and developments, market prices of minerals, the Company's plans and intentions with respect to its assets and other industry and competitor developments.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and the recoverability of amounts shown in the consolidated financial statements for mineral properties and deferred exploration is dependent on the ability of the Company to obtain the necessary financing to meet the Company's commitments and liabilities as they become payable, to discover economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the diamonds recovered.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered. The costs of further exploration of the AK claims are being borne by De Beers Canada.

The financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

While the Company believes that economically recoverable reserves will be identified, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date and will result in further reported losses.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from Canadian GAAP, as applied to the Company. Reference should be made to Item 3A - Selected Financial Data, and Note 12 to the Consolidated Financial Statements of the Company for a description and quantification of material measurement differences between Canadian GAAP and U.S. GAAP.

Item 6	Directors, Senior Management and Employees.

A.   Directors and Senior Management.

The following table lists, as of March 31, 2003, the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles or unless there is a prior resignation or termination.

Name	Position with Company	Date of First Appointment	Age
Jan W. Vandersande	President and Director	A director and President of Old MPV since May 22, 1996. President and Director of the Company since November 1, 1997.	57
Jesus R. Martinez	Corporate Secretary and Director	Secretary of Old MPV since September 9, 1991 and Director of Old MPV since November 22, 1989. Secretary of the Company since April 30, 1998, and Director of the Company since November 1, 1997.	65
Carl Verley	Director[(2)(3)(4)]	Director of Old MPV since December 2, 1986 and Director of the Company since November 1, 1997.	53
David E. Whittle	Director[(2)(3)(4)]	November 1, 1997	39
D. Harry W. Dobson	Director	November 1, 1997	55
Elizabeth J. Kirkwood	Director and Chairman[(2)(3)(4)]	Director since September 21, 2001 and Chairman since January 3, 2003.	53
Jonathan Comerford	Director[(2)(3)(4)]	September 21, 2001	31
Pradeep Varshney	Chief Financial Officer	July 23, 1998	47

(1)   The information as to country of residence and the details listed below as to the principal occupation of the directors and executive officers is not within the knowledge of the management of the Company and has been provided by the respective directors and executive officers.

(2)   Member of the Company's Corporate Governance Committee.

(3)   Member of the Company's Audit Committee.

(4)   Member of the Company's Compensation Committee.

Resumes

The following is a description of the Company's directors and senior management.

Jan W. Vandersande, Ph.D.

A director and President of Old MPV since May 22, 1996. President, and a director of the Company since November, 1997. He is a U.S. citizen and has a BA from Swarthmore College, a M.Sc. (Physics) from Cornell University and a Ph.D. (Solid State Physics) from the University of the Witwatersrand, South Africa. His thesis was on the properties of natural diamonds. While in South Africa, he worked closely with De Beers Diamond Research Laboratory. He is a former Associate Professor of Physics at Cornell University and the University of the Witwatersrand where he performed research relating to the conductivity of rocks and minerals, including diamonds. He is the author of over 30 published articles, including book contributions, on the properties of natural diamonds and diamond films. He is a former financial and scientific consultant and mining analyst. He has provided financial advice to brokerage firms, money managers and private clients on natural resource companies and commodities. Dr. Vandersande's responsibilities include overseeing the Company's day to day operations, the development of the diamondiferous kimberlites, and the Company's mineral exploration programs.

Jesus R. Martinez, M.Sc., P.Eng.

Secretary of Old MPV since September 9, 1991 abd a director of Old MPV since November 22, 1989. Secretary of the Company since April 30, 1998, and a Director of the Company since November 1997. He is a resident of British Columbia, Canada. He received a Bachelor of Science Degree in Mining Engineering from the Mapua Institute of Technology in the Philippines in 1961. He received a Bachelor of Science Degree in Geology from the University of the Philippines in 1963. He received a Master of Science Degree in Mining Engineering from McGill University in 1971. Mr. Martinez holds the following professional designations: Professional Engineer granted by the Association of Professional Engineers of British Columbia and Professional Engineer granted by the Association of Professional Engineers and Geophysicists of Alberta. From November of 1986 until November of 1990, he was the Secretary and a member of the Board of Directors of Pacific Falkon Resources Corp. He served as the President and a member of the Board of Directors of Valpar Resources, Inc. from March of 1987 to February 1993. From March of 1987 until October of 1992, he was the Secretary and a member of the Board of Directors of Excellon Resources Inc. and, from April of 1987 to April 1998, he was the President and member of the Board of Directors of Gee-Ten Ventures Inc. Since April 1998, he has been the Secretary and a Director of Gee Ten Ventures Inc. From December 1995 to February 2003, he was the Secretary and a director of Golden Fortune Investments Inc. From February 2003, he became President and remains a director of Golden Fortune Investments Inc.

Carl G. Verley, B.Sc., P. Geol.

A director of Old MPV since December 1986 and a director of the Company since November 1997. He is a resident of British Columbia, Canada. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. From August of 1990 to January 2002, he has served on the Board of Directors of Gee-Ten Ventures Inc. In August of 1991 the Association of Professional Engineers and Geoscientists of British Columbia awarded him the professional designation of Professional Geologist. He has been a self-employed geologist since 1982. Since July 2003, he has been a director of La Plata Gold Corporation.

David E. Whittle, B.Com., C.A.

A director of the Company since November 1997. He is a resident of British Columbia, Canada. A Chartered Accountant, Mr. Whittle was associated with Coopers & Lybrand, Chartered Accountants, from 1987 to 1992. Since 1992, Mr. Whittle has served as operator or partner of a financial consulting and chartered accounting practice. From 1993 to June 2000, Mr. Whittle was President and director of Glenmore Highlands Inc. and President and director of 444965 B.C. Ltd. From November 1997 to April 1998, Mr. Whittle served as Secretary of the Company. From 1994 to January 1998, Mr. Whittle was CFO and a director of Lytton Minerals Limited. From 1993 to January 1998, Mr. Whittle was CFO, Corporate Secretary and a director of New Indigo Resources Inc.

D. Harry W. Dobson

A director of the Company since November 1997. He is a resident of Scotland. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd.; and served as a director and Chairman of Glenmore Highlands Inc. Since October 2001, he has been a director and officer of Kirkwood Lake Gold Inc.

Elizabeth J. Kirkwood

Ms. Elizabeth J. Kirkwood has been a director of the Company since September, 2001 and Chairman of the Board of the Company since January 2003. She is resident in Ontario, Canada, and a member of the Prospectors and Developers Association of Canada. Ms. Kirkwood is President of Kirkwood Resource Developers Ltd (since February 1989), Oil Springs Energy Corp. (since July, 1973), Cogent Capital Corp. (since February, 1990), First Strike Diamonds Inc. (since October 1995). She is also a director of Intrepid Minerals Corporation (since April 1999). She has been a past director of Investor Links.com (March 1993-May 2001), Canada's Choice Spring Water (July 1996-August 1999), Stroud Resources Ltd. (August, 2000 - March 2002) and a past director and officer of Hucamp Mines Limited (May, 2001-May 2002).

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

A director of the Company since September, 2001. Mr. Comerford is resident in Dublin, Ireland. Mr. Comerford obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin, in 1992. Mr. Comerford is Investment Manager at IIU Limited (since August, 1995) and was a Researcher at McKinsey Pacific Rim (from July 1993 to May, 1994). Jonathan Comerford represents the Company's largest shareholder, Bottin (International) Investments Ltd. on the Company's board.

Pradeep Varshney, M.S., M.B.A.

He has been the Chief Financial Officer of the Company since July 23, 1998. Prior to that he was the Controller of the Company since August 1994. Mr. Varshney received a Master of Science in Chemical Engineering from the University of New Hampshire, USA in 1981. He received a Master of Business Administration from the University of Western Ontario, Canada in 1986.

B.   Compensation.

The Company has three executive officers: , Jan W. Vandersande, Jesus R. Martinez and Pradeep Varshney and one Chairman of the Board, Elizabeth J. Kirkwood. For particulars on these executive officers, reference should be made to Item 6A - Directors and Senior Management – Resumes.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the four highest paid executive officers of the Company is detailed in the Company's Management Information Circular under the section entitled "Executive Compensation" prepared for the 2003 Annual General Meeting to be held on September 16, 2003, which is incorporated herein by reference.

Compensation of directors for their services as directors and on Committees of the board are detailed in the Company's Management Information Circular under the section entitled "Executive Compensation - Compensation of Directors" prepared for the 2003 Annual General Meeting, which is incorporated herein by reference.

In addition to the foregoing, all of the executive officers of the Company are also entitled to medical and dental benefits, reimbursement of all reasonable business expenses and, from time to time, the grant of stock options.

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors and officers of the Company, or any of its subsidiaries.

C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 16, 2003.

The Board has adopted a Charter under which it and the Board's committees operate. The Company's board of directors has three committees– the Audit Committee, the Nominating/Corporate Governance Committee and the Compensation Committee.

Audit Committee

The members of the Audit Committee do not have any fixed term for holding their positions and are appointed and replaced from time to time by resolution of the board of directors. It is composed of at least three directors, all of whom have the ability to read and understand a balance sheet, an income statement and a cash flow statement.

The current members of the Audit Committee are Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle. The Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term.

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. It's primary duties and responsibilities are to:

(a)   identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

(b)   monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)   make recommendations regarding the selection of the Company's external auditors (by shareholders) and monitor their independence and performance;

(d)   provide an avenue of communication among the external auditors, management and the Board;

(e)   handle complaints regarding the Company's accounting practices; and

(f)   administer and monitor compliance with the Company's Ethics and Conflict of Interest Policy.

Nominating/Corporate Governance Committee

The Corporate Governance Committee is composed exclusively of directors who are not members of management, a majority of whom are unrelated. Its members are Elizabeth Kirkwood, Jonathan Comerford, David Whittle and Carl Verley.

The Corporate Governance Committee is responsible for assessing directors on an ongoing basis and for developing the Company's approach to governance issues and for the Company's response to the Sarbanes-Oxley Act of 2002, as implemented by the U.S. Securities and Exchange Commission, and the Toronto Stock Exchange's governance guidelines.

Compensation Committee

The Compensation Committee is composed exclusively of directors who are not members of management, a majority of whom are unrelated. The Committee members are Carl Verley, David Whittle, Elizabeth Kirkwood and Jonathan Comerford. The Committee, in consultation with the Chairman and CEO of the Company, makes recommendations to the Board on the Company's framework of executive remuneration and its cost and on specific remuneration packages for each of the executives. The remuneration of non-executives, including members of the Compensation Committee, is determined by the Board.

One of the directors, Jan W. Vandersande, has entered into a Consulting Agreement with the Company. Under the Consulting Agreement dated June 1, 1997 as amended on January 1, 2001 and January 1, 2002, Jan W. Vandersande was paid a remuneration of US$12,000 per month from January 31, 2001 until December 31, 2001, and US$8,000 per month for a period of 12 months commencing January 1, 2002 and ending on December 31, 2002, following which the original monthly remuneration rate of US$14,000 will resume. Until Dr. Paul Shatzko ceased to be a Chairman and a director of the Company on January 3, 2003, the Company also had a Management Services Agreement with Dr. Shatzko.

The Consulting Agreement (as amended) provides for severance amounts of the greater of three times the amount of Dr. Vandersande's salary at the date of termination or US$504,000, in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

D. Employees.

As at the end of March 31, 2003, the Company had a total of two full-time employees (not including the President, Jan W. Vandersande). All employees serve in a management and administration capacity. These employees operate out of the following offices of the Company:

Office Location	Management & Administration	Total
Vancouver, B.C.	1	1
Ontario, CA, USA	1	1
Totals	2	2

De Beers Canada employs personnel who conduct the exploration activities on the AK Property.

E. Share ownership.

The following table sets forth, as of August 6, 2003, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage[11] of Class ([No. of shares, options + warrants held by owner] divided by [total issued and outstanding[10] plus no. of options and warrants held by owner] multiplied by 100)
Common	Jan W. Vandersande 1777 Maywood Avenue Upland, California U.S.A. 91784	348,000[1]	0.52%
Common	Jesus R. Martinez 7645 Kilrea Crescent Burnaby, B.C. V5A 3N8	512,550[2]	0.76%
Common	Carl Verley 5895 Wiltshire Street Vancouver, B.C. V6M 3L7	292,950[3]	0.44%
Common	David E. Whittle 1767 Coldwell Road North Vancouver, B.C. V7G 1P3	339,034[4]	0.51%
Common	D. Harry W. Dobson Lylestane Farm, Lauder Berwickshire, Scotland T2D 6QY	1,670,636[5]	2.45%
Common	Elizabeth Kirkwood 21 Nesbitt Drive, Toronto Ontario M4W 2G2	102,000[6]	0.15%
Common	Jonathan Comerford 12 Obelisk Rise, Blackrock Co. Dublin, Ireland	0[7]	0%
Common	Pradeep Varshney 6435 Cypress Street Vancouver, B.C. V6M 3S4	111,200[8]	0.17%
Common	Officers and Directors as a	3,376,370[9]	4.82%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage[11] of Class ([No. of shares, options + warrants held by owner] divided by [total issued and outstanding[10] plus no. of options and warrants held by owner] multiplied by 100)
	Group		

(1)   Includes 42,000 shares and nil warrants (exercisable presently or within 60 days) and 306,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006. 6,000 options are exercisable within 60 days at a price of $1.71 per share, 3,000 of which expire on September 30, 2003, and 3,000 of which expire on October 30, 2003.

(2)   Includes 315,850 shares and nil warrants (exercisable presently or within 60 days) and 196,700 options (exercisable presently or within 60 days).6,700 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 90,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(3)   Includes 126,250 shares and nil warrants (exercisable presently or within 60 days) and 166,700 options (exercisable presently or within 60 days).6,700 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 60,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(4)   Includes 5,734 shares and nil warrants (exercisable presently or within 60 days) and 333,300 options (exercisable presently or within 60 days). 133,300 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(5)   Includes 1,164,923 shares and 172,413 warrants (exercisable presently or within 60 days) and 333,300 options (exercisable presently or within 60 days). 133,300 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(6)   Includes 6,000 shares and nil warrants (exercisable presently or within 60 days) and 96,000 options (exercisable presently or within 60 days). 40,000 options are exercisable at a price of $0.67 per share and expire on December 21, 2006. 50,000 options are exercisable at a price of $1.36 per share and expire on October 21, 2007. 6,000 options are exercisable within 60 days at a price of $1.71 per share, 2,000 of which expire on August 30, 2003, a further 2,000 of which expire on September 30, 2003 and the remaining 2,000 of which expire on October 30, 2003.

(7)   Includes nil shares and nil warrants (exercisable presently or within 60 days) and nil options (exercisable presently or within 60 days).

(8)   Includes 1,600 shares and nil warrants (exercisable presently or within 60 days) and 109,600 options (exercisable presently or within 60 days). 8,000 options are exercisable at a price of $1.01 per share and expire on May 7, 2006. 50,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 50,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006. 1,600 options are exercisable within 60 days at a price of $1.71 per share, 800 of which expire on September 30, 2003 and 800 of which expire on October 30, 2003.

(9)   Includes 1,662,357 shares and 172,413 warrants (exercisable presently or within 60 days) and 1,541,600 options (exercisable presently or within 60 days).

(10)   Includes shares of the Company held by Mountain Glen.

(11)   The calculation does not include stock options that are not exercisable presently or within 60 days.

The Company has a Stock Option Plan pursuant to which stock options may be granted to its directors, officer and employees. Stock options are awarded by resolution of the board of directors.

Item 7   Major Shareholders and Related Party Transactions.

A.   Major shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

As at August 6, 2003, the Company's issued and outstanding capital is 66,630,966 shares which includes the 16,015,696 shares acquired by its wholly-owned subsidiary, Mountain Glen, as a result of the arrangement between the Company and Glenmore effected as of June 2000. These 16,015,696 shares are anticipated to be cancelled in due course and are required by law to be disposed of by June 30, 2005. If these shares are cancelled, the issued and outstanding capital of the Company as at August 6, 2003 would be 50,615,270 shares.

The Company is a publicly-owned corporation the majority of the common shares of which are owned by persons resident outside the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or any foreign government. As at July 31, 2003, the Company believes that approximately 12,589,129 of the issued and outstanding common shares were held by 114 shareholders with addresses in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

The following table shows, to the best knowledge of the Company, the number (as at August 6, 2003) and percentage of shares, warrants and options held by the Company's major shareholders, which percentages are calculated by reference to the 66,630,966 shares and 50,615,270 shares respectively on a partially diluted basis.

Name of Shareholder	No. of Shares Held	Percentage out of 66,630,966 issued and outstanding share capital	Percentage out of 50,615,270 issued and outstanding share capital
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	12,822,396 shares, and 431,034 warrants	19.89%	26.18%
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	3,160,643 shares	4.74%	6.24%
Mountain Glen	16,015,696 [(1)]	24.04%	-

[(1)]   Mountain Glen is prohibited from voting these shares both under section 159 of the British Columbia *Company Act* and section 31(3) of the Alberta *Business Corporations Act*. It is anticipated that the Company and Mountain Glen will effect a further reorganization in due course to cancel these shares. Under the Alberta *Business Corporations Act*, the Company is required to cause Mountain Glen to dispose of those shares by June 30, 2005.

Major shareholders of the Company do not have any special voting rights.

Of the major shareholders, De Beers Canada increased its shareholdings from 209,644 shares and 209,644 warrants to 3,160,643 shares and nil warrants in the last three years. Bottin (International) Investments

Ltd. and Mountain Glen became shareholders of the Company subsequent to the Arrangement with Glenmore effected on June 30, 2000 and held no securities in the Company prior to that date. Their current securities holdings are as shown in the above table.

B.   Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries listed under Item 4A. Bottin (International) Investments Ltd., which is controlled by Dermot Desmond, has significant influence over the Company as its largest single shareholder: see Item 7A – Major shareholders, above.

Key personnel of the Company are Elizabeth Kirkwood, who is non-executive Chairman of the Board, and key management personnel are Jan Vandersande, who is President, Jesus R. Martinez, who is Secretary, and Pradeep Varshney, who is Chief Financial Officer, of the Company. Jan Vandersande and Jesus R. Martinez are also directors of the Company. See Item 6B – Compensation.

Of such key management personnel, only Jan W. Vandersande has a Consulting Agreement with the Company. See Item 10C – Material Contracts and Item 6C – Board Practices.

Included in the management fees during the year ended March 31, 2003 is $45,000 for management services to Paul Shatzko and a $331,500 severance payment to him. The Company also paid $193,301 for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest. During the year ended March 31, 2003, the Company paid $20,340 for secretarial and public relations services to individuals related to a director of the Company.

There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company.

As of March 31, 2003, the Company owed $3,000 to David Whittle, a director of the Company.

For further particulars on related party transactions, see note 10 to the Company's Consolidated Financial Statements for the years ended March 31, 2003, 2002 and 2001, which are incorporated by reference.

C.   Interests of experts and counsel.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

Item 8   Financial Information.

A.   Consolidated Statements and Other Financial Information.

Listed in Item 19 hereto are audited consolidated financial statements audited by an independent auditor accompanied by an audit report as at March 31, 2003 and 2002 and for the fiscal years ended March 31, 2003, 2002 and 2001.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.   Significant Changes.

There have been no significant changes since the date of the Company's annual financial statements.

Item 9   The Offer and Listing.

A.   *Offer and Listing Details*

The common shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on January 22, 1999. The Company's shares were delisted from the Vancouver Stock Exchange ("VSE", now known as the TSX Venture Exchange and before that, the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. The Company's shares also trade on the NASD's OTC-Bulletin Board ("NASD OTCBB") under the symbol "MPVI".

The following tables set forth the reported high and low prices on the TSX and/or the VSE (combined for the periods when the Company was listed on both the TSX and the VSE), and for Nasdaq, for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2003, and for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years				
Fiscal Year ended	**TSX/VSE [(1)]**		**NASDAQ [(2)] / NASD OTCBB**	
	High (CDN$)	**Low (CDN$)**	**High (US$)**	**Low (US$)**
March 31, 2003	$2.26	$0.62	$1.55	$0.39
March 31, 2002	$1.50	$0.44	$1.08	$0.27
March 31, 2001	$1.21	$0.37	$1.34	$0.22
March 31, 2000	$4.20	$1.15	$2.81	$0.75
March 31, 1999	$5.60	$1.30	$3.89	$0.81

(1)   The Company delisted from the VSE (now known as the TSX Venture Exchange and prior to that, as the CDNX) effective January 31, 2000. The Company listed its shares on the TSX on January 22, 1999. The Company was listed on both the TSX and the VSE for the period January 22, 1999 to January 31, 2000.

(2)   Until September 29, 2000 only. The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the NASD OTCBB.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the first Quarter of 2003				
	TSX/VSE [(1)]		**NASDAQ [(2)] / NASD OTCBB**	
Period Ended:	**High (CDN$)**	**Low (CDN$)**	**High (US$)**	**Low (US$)**
June 30, 2003	$1.95	$0.60	$1.30	$0.37
March 31, 2003	$2.26	$1.40	$1.55	$0.91
Dec. 31, 2002	$1.78	$1.02	$1.14	$0.64
Sept. 30, 2002	$1.55	$0.62	$0.99	$0.39
June 30, 2002	$0.87	$0.69	$0.58	$0.45
March 31, 2002	$0.94	$0.65	$0.61	$0.41
Dec. 31, 2001	$0.80	$0.44	$0.51	$0.27

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the first Quarter of 2003				
	TSX/VSE [(1)]		NASDAQ [(2)] / NASD OTCBB	
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Sept. 30, 2001	$1.50	$0.58	$0.95	$0.38
June 30, 2001	$1.80	$0.60	$1.08	$0.36

(1)   The Company delisted from the CDNX (formerly VSE) effective January 31, 2000. The Company listed its shares on the TSX on January 22, 1999. The Company was listed on both the TSX and the VSE for the period January 22, 1999 to January 31, 2000.

(2)   Until September 29, 2000 only. The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the NASD OTCBB.

High and Low Prices for the Most Recent Six Months				
	TSX (CDN$)		NASD OTCBB (US$)	
Month Ended	High	Low	High	Low
February 28, 2003	$2.14	$1.55	$1.46	$1.03
March 31, 2003	$2.26	$1.80	$1.55	$1.21
April 30, 2003	$1.95	$0.63	$1.30	$0.37
May 31, 2003	$0.77	$0.60	$0.55	$0.50
June 30, 2003	$0.76	$0.68	$0.58	$0.49
July 31, 2003	$1.70	$0.72	$1.15	$0.48

On March 31, 2003 (being the last trading day for the year ended March 31, 2003), the closing price of the Common Shares on the TSX was $1.84 per share and on August 7, 2003, the closing price of the Common Shares on the TSX was $1.39 per share. The closing price on August 7, 2003 on the NASD OTCBB was US$0.99 per share.

B.   Plan of Disribution

Not Applicable.

C.   Markets

The Company's shares are listed on the Toronto Stock Exchange under the symbol "MPV.TO" and are also quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI.OB". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

D.   Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issuer

Not Applicable.

Item 10 Additional Information.

A. Share capital.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

B. Memorandum and articles of association.

Incorporation

The Company was amalgamated in British Columbia under incorporation number 553442 on November 1, 1997 under the name of Mountain Province Mining Inc. The Company changed its name to Mountain Province Diamonds Inc. on October 16, 2000.

The Company is also registered as an extra-territorial corporation in the following provinces or territories of Canada: Northwest Territories (Registration no. E 6486, on February 25, 1998, amended October 16, 2000 for the name change), Saskatchewan (Corporation no. 621496, on February 18, 1998, amended October 25, 2000 for the name change), and Manitoba (Corporation no. 4423330, on August 9, 2001).

The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers, functions and qualifications of Directors

The powers and functions of the directors are set forth in the British Columbia *Company* Act and in the Articles of the Company. With respect to the voting powers of directors, the Articles provide that, in respect of an existing or proposed contract or transaction with the Company, where a duty or interest might be created to conflict with a director's duty or interest as a director, the director shall declare the nature and extent of his interest in accordance with the provisions of the British Columbia *Company Act*. The Articles also provide that a director shall not vote in respect of any contract or transaction with the Company in which he is interested and if shall do so, his vote shall not be counted, but this prohibition does not apply to:

> (i) any contract or transaction relating to a loan to the Company guaranteed by the director of entity in which he has an interest;
>
> (ii) any contract or transaction made with a corporation of which the director is a director;

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(iii)   any contract by a director to subscribe for or underwrite shares or debentures of the Company or its subsidiaries, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in such contract, arrangement or transaction;

(iv)   determining the remuneration of the directors;

(v)   purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi)   the indemnification of any director or officer by the Company.

The circumstance that a director is, in any way, directly or indirectly, interested in a proposed contract or transaction, or a contract or transaction, with the Company does not invalidate the contract or transaction, but on application of the Company or any interested person, the court may enjoin the Company from entering into the proposed contract or transaction, or set aside the contract or transaction or make any other order that the court considers appropriate.

The *Company Act* also provides that a director is liable to account for any profit made from the transaction unless disclosure of his interest had been made and the director abstained from voting on the approval of the transaction.

(a)   Subject to the provisions of the *Company Act*, the directors may vote compensation to themselves or any members of their body.

(b)   There are no limitations on the exercise by the board of directors of its borrowing powers on the credit or on behalf of the Company.

(c)   There are no provisions for the retirement or non-retirement of directors under an age limit.

(d)   There is no requirement for any director to hold any shares in the Company.

Rights and Restrictions attached to Shares

As all of the Company's authorized and issued shares are of one class, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect of the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote. However, it should be noted that, pursuant to the amalgamation with Glenmore, Mountain Glen acquired 16,015,696 MPV Shares. Because Mountain Glen is a wholly-owned subsidiary of the Company, it is prohibited from voting these shares both by the Alberta *Business Corporations Act* and the British Columbia *Companies Act.* It is expected that the shares held by Mountain Glen in the Company will be cancelled in due course, pursuant to a further re-organization between the Company and Mountain Glen. Under the Alberta *Business Corporations Act*, the Company is required to cause Mountain Glen to dispose of those shares by June 30, 2005.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company, such alteration must be approved by the majority vote of not less than three-quarters of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. The directors may also convene a general meeting of shareholders at any time. There are no provisions in the Company's Articles for the requisitioning of special meetings by shareholders. However, the British Columbia *Company Act* provides that the holders of not less than 5% of the issued shares of the Company may requisition the directors to call a general meeting of the shareholders for the purposes stated in the requisition. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company's Articles that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate re-structuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company's articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia and other provinces in Canada having jurisdiction over the Company require disclosure of shareholdings by:

(a)   insiders who are directors or senior officers of the Company; and

(b)   a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than in the United States where United States law prescribes a 5% threshold for ownership disclosure.

C.   Material contracts.

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group.

1.   Subscription Agreements relating to a private placement (announced November 12, 2001) for a total of 1,636,912 units at a price of $0.58 per unit which raised total gross proceeds of $949,408. Each unit comprised one share and one non-transferable share purchase warrant exercisable to purchase one common share of the Company at a price of $0.58 for a period of three years.

2.   Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko pursuant to which the Management Services Agreement dated

June 1, 1997 and the first Amendment Agreement dated January 1, 2001 between the same parties were amended. The amendments provide for the Company to grant Dr. Shatzko an option to purchase up to 25,000 shares of the Company for a term of five years at a price to be determined by the Board. The remuneration of Dr. Shatzko was also amended so that Dr. Shatzko would be paid:

(a)   at the rate of $14,000 per month for a period of 45 months commencing on the Effective Date and ending February 28, 2001;

(b)   at the rate of $9,000 per month for a period of 10 months commencing on March 1, 2001 and ending on December 31, 2001;

(c)   at the rate of $5,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(d)   thereafter at the rate of $14,000 commencing on January 1, 2003.

The severance amount payable was amended to an amount equal to the greater of:

(a)   three times the amount of Dr. Shatzko's annual salary at the date of termination, and

(b) $504,000.

3.   Second Amendment Agreement dated January 1, 2002, between the Company and Jan W. Vandersande pursuant to which the Consulting Agreement dated June 1, 1997 and the first Amendment Agreement dated January 1, 2001 between the same parties were amended. The amendments provide for the Company to grant Dr. Vandersande an option to purchase up to 25,000 shares of the Company for a term of five years at a price to be determined by the Board. The remuneration of Dr. Vandersande was also amended so that Dr. Vandersande would be paid:

(a)   at the rate of US $14,000 per month for a period of 43 months commencing on the Effective Date and ending on December 31, 2000;

(b)   at the rate of US $12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

(c)   at the rate of US $8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(d)   thereafter at the rate of US $14,000, commencing on January 1, 2003.

The severance amount payable was amended to an amount equal to the greater of:

(a)   three times the amount of Dr. Vandersande's annual salary at the date of termination, and

(b)   US $504,000.

4. De Beers updated and expanded Joint-Venture Agreement dated as of January 1, 2002. The joint-venture agreement between Monopros Ltd. (now De Beers Canada Exploration Inc.) and the Company dated March 6, 1997 was updated to include the several additional amendments entered into since the original agreement. The amendments were date November 24, 1999, December 17, 1999 and March 8, 2000. The agreement was also expanded to include diamond deposits outside of the Kennady Lake area since,in the original agreement, only deposits in Kennady Lake were considered.

5. Third Amendment Agreement dated December 13, 2002 between the Company and Jan W. Vandersande amending the Consulting Agreement dated June 1, 1997, as amended by the Amendment Agreement dated January 1, 2001 and a Second Amendment Agreement dated January 1, 2002, pursuant to which the Company agreed to pay Dr. Vandersande a bonus of CDN\$61,560 in 12 equal instalments of CDN\$5,130 each, provided Dr. Vandersande applies the proceeds of each instalment to the exercise of incentive stock options in the Company within 30 days of receipt, in consideration of continued reduction in remuneration. Dr. Vandersande agreed to a reduced remuneration (excluding the bonus) of a base rate of US\$8,000 per month commencing January 1, 2003 and ending on December 31, 2003. Commencing January 1, 2004 and thereafter, Dr. Vandersande's remuneration would be at a base rate of US\$14,000 per month.

6. Letter Agreement between the Company and Pradeep Varshney dated December 13, 2002 amending Mr. Varshney's base salary. In consideration of Mr. Varshney agreeing to accept a reduced base salary of \$4,000 per month from January 1, 2003 to December 31, 2003 and for the base salary to revert to \$6,000 per month thereafter, the Company agreed to make a bonus payment of \$13,680 in 10 equal instalments of \$1,368 each, provided the proceeds of each instalment are applied to the exercise of incentive stock options within 30 days of its receipt.

7. Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood pursuant to which Elizabeth Kirkwood would be paid an honorarium of \$34,200 in 10 equal instalments commencing January 31, 2003 and ending on October 31, 2003, in consideration of her acceptance of the position of Chairman of the Company, provided that the proceeds of each instalment are applied to exercise incentive stock options in the Company within 30 days of its receipt. with no entitlement to receive any instalments after the date of any Termination Event as defined therein.

D. *Exchange controls.*

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is $223,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $223,000,000 (in 2003) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the Company or people acting on its behalf. The Company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income and taxed at ordinary progressive rates. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation-- Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company constitutes a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code. However, if the Company qualifies as a "Foreign Personal Holding Company, a "Foreign Investment Company" or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. **U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.**

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. **The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.**

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. **The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal**

counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended March 31, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F.   *Dividends and paying agents.*

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

G.   *Statement by experts.*

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

H.   *Documents on display.*

Any statement in this Annual Report about any of the Company's contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company is required to file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. Reports and other information filed by the Company with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended prescribing the furnishing and content of proxy statements and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Securities Exchange Act of 1934, as amended. Under the Securities Exchange Act of 1934, as amended, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

Any of the documents referred to above can also be viewed at the offices of the Company's solicitors, Campney & Murphy, at Suite 2100, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. All of the documents referred to above are in English.

I.   Subsidiary Information.

Not applicable.

Item 11   Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. These shares are listed under current assets on the Company's balance sheet as at March 31, 2002 as "Marketable Securities" at an amount of $32,392. However, the quote market value of these shares at March 31, 2003 was $100,178.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

The financial results are quantified in Canadian dollars. In the past, the Company has raised equity funding through the sale of securities denominated in Canadian dollars, and the Company may in the future raise additional equity funding or financing denominated in Canadian dollars. The Company currently does not believe it currently has any materially significant market risks relating to operations resulting from foreign exchange rates. However, if the Company enters into financing or other business arrangements denominated in currency other than the Canadian or United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.

The Company currently has no long-term debt obligations. The Company does not use financial instruments for trading purposes and is not a party to any leverage derivatives. In the event the Company experiences substantial growth in the future, the Company's business and results of operations may be materially affected by changes in interest rates and certain other credit risk associated with the Company's operations.

Item 12   Description of Securities Other than Equity Securities.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

PART II

Item 13   Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15   Controls and Procedures

(a)   **Evaluation of Disclosure Controls and Procedures**.   The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date").   Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

(b)   **Changes in Internal Controls over Financial Reporting**. During the most recent fiscal quarter, there have not been any significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A   Audit Committee Financial Expert

There is no requirement to provide information under this item at the present time.

Item 16B   Code of Ethics

There is no requirement to provide information under this item at the present time.

Item 16C   Principal Accountant Fees and Services

There is no requirement to provide information under this item at the present time.

Item 16D   Exemptions from the Listing Standards for Audit Committees

There is no requirement to provide information under this item at the present time.

PART III

Item 17   Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in Note 12 to the Consolidated Financial Statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and filed as part of this Annual Report, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

For audited financial statements for Fiscal 2003, Fiscal 2002 and Fiscal 2001, please see Item 19 below.

Item 18   Financial Statements.

Not Applicable.

Item 19   Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2003 and 2002 filed with Canadian Securities Regulators on Sedar under "Audited Annual Financial Statements – English" and incorporated herein by reference.

The following financial statements are attached to and form a part of this report filed with the SEC (see Appendix) :

Consolidated Financial Statements of the Company:

Auditors' Report.

Comments by Auditor for U.S. readers on Canada-U.S. Reporting Differences.

Consolidated Balance Sheets as of March 31, 2003 and 2002.

Consolidated Statements of Operations and Deficit for the years ended March 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2002 and 2001.

Notes to the Consolidated Financial Statements

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit		Remarks.
1.1	Memorandum and Articles of the Company.	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(6)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.7	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	-
4.8	Letter Agreement dated December 13, 2002 between the Company and Pradeep Varshney	-
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	-
4.10	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
8.1	List of Subsidiaries	(2)
10.1	Management Information Circular for 2003 AGM	(5)
10.2	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled *Gahcho Kué, Northwest Territories, Canada* prepared by Malcom L. Thurston, Ph.D., MAusimm	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-

(1)   The Registrant has applied for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(2)   See list of subsidiaries on page 11 of this Annual Report.

(3)   Previously filed and incorporated by reference.

(4) Previously furnished under cover of Form 6K dated June 2, 2000 and incorporated by reference.

(5) Previously furnished under cover of Form 6K dated August 15, 2003.

(6) Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Mountain Province Diamonds Inc.
(Company)

"Jan Vandersande"
(Signature)*


Date: August 18, 2003   **Jan W. Vandersande**
                                          President and Director

*Print the name and title of the signing officer under this signature.

EXHIBIT INDEX

Exhibit		Remarks
1.1	Memorandum and Articles of the Company.	(3)
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	(6)
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	(4)
4.1	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	(3)
4.2	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	(3)
4.3	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	(3)
4.4	Form of Subscription Agreement for the private placement described in item 1 of "Material Contracts".	(3)
4.5	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	(3)
4.6	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	(3)
4.7	Third Amendment Agreement dated December 13, 2002 between the Company and Jan Vandersande	-
4.8	Letter Agreement dated December 13, 2002 between the Company and Pradeep Varshney	-
4.9	Letter agreement dated December 13, 2002 between the Company and Elizabeth Kirkwood	-
4.10	Agreement dated as of January 1, 2002 between the Company, Camphor Ventures Inc. and De Beers Canada Exploration Inc.	(1)
8.1	List of Subsidiaries	(2)
10.1	Management Information Circular for 2003 AGM	(5)
10.2	Independent Qualified Person's Review and Technical Report dated June 16, 2003 entitled *Gahcho Kué, Northwest Territories, Canada* prepared by Malcom L. Thurston, Ph.D., MAusimm	(3)
12.1	Section 302 Certification of the Company's Chief Executive Officer	-
12.2	Section 302 Certification of the Company's Chief Financial Officer	-
13.1	Section 906 Certification of the Company's Chief Executive Officer	-
13.2	Section 906 Certification of the Company's Chief Financial Officer	-

(1) The Registrant has applied for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(2) See list of subsidiaries on page 11 of this Annual Report

(3) Previously filed and incorporated by reference.

(4) Previously furnished under cover of Form 6K dated June 2, 2000 and incorporated by reference.

(5) Previously furnished under cover of Form 6K dated August 15, 2003 and incorporated by reference.

(6) Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously furnished under cover of Form 6K dated June 2, 2000, and incorporated by reference.

Consolidated Financial Statements
(Expressed in Canadian dollars)

MOUNTAIN PROVINCE DIAMONDS INC.

Years ended March 31, 2003, 2002 and 2001



KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street   Telephone (604) 691-3000
Vancouver BC V7Y 1K3   Telefax   (604) 691-3031
Canada   www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors
Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP **(signed)**

Chartered Accountants

Vancouver, Canada
June 13, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated June 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

KPMG LLP **(signed)**

Chartered Accountants

Vancouver, Canada
June 13, 2003

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 1,210,076	$ 585,879
Accounts receivable	24,941	38,679
Marketable securities (note 4)	32,392	32,392
Advances and prepaid expenses	10,196	7,192
Total current assets	1,277,605	664,142
Assets held for sale (note 5)	-	100,000
Mineral properties (note 6)	1,701,659	1,628,822
Deferred exploration costs (note 6)	31,421,493	31,492,926
Equipment (note 7)	17,198	61,274
Total assets	$ 34,417,955	$ 33,947,164
Liabilities and Shareholders' Deficiency		
Current liabilities		
Accounts payable and accrued liabilities	$ 228,299	$ 213,209
Due to related party (note 10)	3,050	99,036
Taxes payable	8,796	12,000
Total current liabilities	240,145	324,245
Shareholders' equity:		
Share capital (note 8)	55,719,260	53,470,446
Contributed surplus (note 8(c))	24,419	-
Deficit	(21,565,869)	(19,847,527)
Total shareholders' equity	34,177,810	33,622,919
Total liabilities and shareholders' equity	$ 34,417,955	$ 33,947,164

Nature of operations (note 1)
Commitments (note 9)

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

	2003	2002	2001
Expenses:			
Amortization	$ 17,319	$ 19,357	$ 29,508
Capital taxes	-	(15,600)	(7,247)
Consulting fees (notes 8(c) and 10)	189,474	227,023	262,500
Directors' fees and honorarium	12,493	2,000	-
Interest and bank charges	2,489	2,344	4,347
Management fees (note 10)	376,500	96,000	171,000
Office and miscellaneous	132,898	159,994	171,828
Professional fees	240,203	167,444	275,460
Promotion and investor relations	213,760	193,010	369,434
Property evaluation and maintenance	62,076	108,197	10,000
Rent	37,095	126,356	123,759
Salaries and benefits	166,550	231,984	288,995
Transfer agent and regulatory fees	55,697	55,475	57,841
Travel	59,944	83,114	140,347
	1,566,498	1,456,698	1,897,772
Other earnings (expenses):			
Interest	19,034	17,901	65,826
Gain on sale of marketable securities	-	-	19,135
Loss from write-down of marketable securities	-	(3,868)	(11,314)
Loss from write-down of assets held for sale	-	-	(1,220,211)
Loss on disposal of equipment	(44,862)	-	-
Write-down of mineral properties and deferred exploration	(120,435)	-	-
	(146,263)	14,033	(1,146,564)
Loss before income taxes	(1,712,761)	(1,442,665)	(3,044,336)
Income tax expense	5,581	13,216	15,736
Loss for the year	(1,718,342)	(1,455,881)	(3,060,072)
Deficit, beginning of year	(19,847,527)	(18,391,646)	(15,331,574)
Deficit, end of year	$ (21,565,869)	$ (19,847,527)	$ (18,391,646)
Basic and diluted loss per share	$ (0.03)	$ (0.03)	$ (0.07)
Weighted average number of shares outstanding	49,345,950	46,734,442	44,186,062

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

	2003	2002	2001
Cash provided by (used in):			
Cash flows provided by (used in) operating activities:			
Loss for the year	$ (1,718,342)	$ (1,455,881)	$ (3,060,072)
Items not involving cash:			
Amortization	17,319	19,357	29,508
Gain on sale of marketable securities	-	-	(19,135)
Loss from write-down of marketable securities	-	3,868	11,314
Loss from write-down of assets held for sale	-	-	1,220,211
Loss on disposal of equipment	44,862	-	-
Write-down of mineral properties and deferred exploration	120,435	-	-
Stock-based compensation expense	24,419	-	-
Changes in non-cash operating working capital:			
Accounts receivable	13,738	(6,180)	55,893
Advances and prepaid expenses	(3,004)	48,722	(37,366)
Accounts payable and accrued liabilities	15,090	10,265	(581,620)
Due to related party	(95,986)	3,926	(137,003)
Taxes payable	(3,204)	6,640	(9,640)
	(1,584,673)	(1,369,283)	(2,527,910)
Cash flows provided by (used in) investing activities:			
Deferred exploration costs	-	(44,456)	(182,541)
Purchase of equipment	(19,105)	(3,772)	(16,053)
Proceeds on sale of equipment	1,000	788	-
Proceeds on sale of marketable securities	-	-	63,908
Advances to Klondike Gold Mining Corp.	-	-	(60,630)
Mineral properties	(21,839)	-	(20,000)
Amalgamation costs	-	-	(402,931)
Cash received on acquisition of Glenmore Highlands		-	11,102
	(39,944)	(47,440)	(607,145)
Cash flows provided by financing activities:			
Shares issued for cash, net of share issue costs	2,248,814	920,409	2,236,480
Increase (decrease) in cash and cash equivalents	624,197	(496,314)	(898,575)
Cash and cash equivalents, beginning of year	585,879	1,082,193	1,980,768
Cash and cash equivalents, end of year	$ 1,210,076	$ 585,879	1,082,193
Supplementary information:			
Income taxes paid	$ 8,201	$ 6,576	$ 27,762
Non-cash transactions			
Acquisition of Glenmore Highlands Inc. for issuance of 15,980,962 shares (note 3)	-	-	16,780,010
Shares issued pursuant to Rabbit Track Diamond Project	-	29,000	-

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

1. **Nature of operations:**

    On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

    The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

2. **Significant accounting policies:**

    These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, including practices prescribed by the Securities and Exchange Commission, is included in note 12.

    (a) Basis of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. (note 3). All significant intercompany amounts and transactions have been eliminated on consolidation.

    (b) Cash and cash equivalents:

    Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

    (c) Marketable securities:

    Marketable securities are carried at the lower of cost and market value.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2. **Significant accounting policies (continued):**

(d) Mineral properties and deferred exploration costs:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(f) Stock-based compensation:

Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively.

No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company accounts for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

2.   **Significant accounting policies (continued):**

(g)   Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h)   Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

(i)   Foreign currency translation:

Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j)   Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities is disclosed in note 4.

(k)   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

2. Significant accounting policies (continued):

(l) Released accounting standards:

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled "*Enterprises in the Development Stage*" ("AcG 11"). The guideline addresses three distinct issues: (*i*) capitalization of costs/expenditures, (*ii*) impairment and (*iii*) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline was effective commencing no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year.

In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 – "*Accounting by Mining Enterprises for Exploration Costs*" which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "*Property, Plant and Equipment*", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. The Company does not believe its application will result in impairment as, to the date of these consolidated financial statements, no pre-operating costs have been deferred.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

3. **Business combination:**

During the year ended March 31, 2001, the Company incorporated a wholly owned subsidiary ("Mountain Glen Mining Inc.") which amalgamated on June 30, 2000, by way of a Plan of Arrangement, with Glenmore Highlands Inc. ("Glenmore"). Glenmore's major asset at the date of the amalgamation was the ownership of 16,015,696, or approximately 37.7%, of the issued common shares of the Company. The amalgamation has been accounted for by the Company as an acquisition of Glenmore by the Company using the purchase method. As consideration for the purchase of Glenmore, the Company issued 15,980,962 common shares to the shareholders of Glenmore on the basis of the exchange ratio of 0.5734401 common shares of the Company for each share of Glenmore outstanding. Provided below is the purchase price allocation. The fair value of the Mountain Province shares of $1.05 per share is based on a valuation opinion by an independent Canadian investment dealer. The results of operations of Glenmore are included in the financial statements of the Company commencing from June 30, 2000.

Net assets acquired at assigned values:		
Current assets	$	33,293
Mineral properties		562,534
Equipment		113,033
Investment in Klondike Gold Mining Corporation		500,000
Investment in Mountain Province (16,015,696 common shares), owned by Mountain Glen Mining Inc. and eliminated on consolidation		16,816,481
Current liabilities		(720,127)
	$	17,305,214
Consideration paid:		
15,980,962 common shares of Mountain Province	$	16,780,010
Costs of acquisition		525,204
	$	17,305,214

It is anticipated that the Company and Mountain Glen Mining Inc. ("Mountain Glen") will effect a further reorganization in the future in order to cancel the 16,015,696 common shares of the Company held by Mountain Glen. The shares held by Mountain Glen are non-voting while held by Mountain Glen, no dividend is payable on the shares while held by Mountain Glen and they do not participate in any share distributions, and the Company is unable to sell the shares without prior written regulatory approval.

4. **Marketable securities:**

The quoted market value of marketable securities at March 31, 2003 was $100,178 (2002 - $32,392).

MOUNTAIN PROVINCE DIAMONDS INC.
(Expressed in Canadian dollars)

5. Assets held for sale:

During the year ended March 31, 2001, the Company wrote down the assets held for sale by $1,220,211 to $100,000, being the estimated net amount to be realized on a sale of the assets. As of March 31, 2003, the Company is no longer attempting to sell these assets and the carrying value has been reclassified from assets held for sale to the Haveri mineral property project (note 6).

6. Mineral properties and deferred exploration:

Acquisition costs:

	2003	2002
AK/CJ claims	$ 3,847,553	$ 3,847,553
Proceeds received on sale of royalty	(2,295,000)	(2,295,000)
	1,552,553	1,552,553
Baffin Island Project	27,267	27,267
Rabbit Tracks Diamond Project	-	49,000
Ketza River Project	-	1
Molanosa Diamond Project	-	1
Haveri Project	121,839	-
	$ 1,701,659	$ 1,628,822

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

6.   **Mineral properties and deferred exploration (continued):**

Deferred exploration:

	AK/CJ	Baffin Island project	Rabbit Tracks Diamond project	Total
Balance, March 31, 2000	$ 30,861,544	$ 491,858	$ -	$ 31,353,402
Exploration expenditures:				
Airborne and geophysical survey	-	24,411	-	24,411
Consulting and other professional services	-	20,498	4,750	25,248
Sampling and processing	-	2,779	22,011	24,790
Travel, transportation and supplies	-	17,427	3,192	20,619
	-	65,115	29,953	95,068
Balance, March 31, 2001	30,861,544	556,973	29,953	31,448,470
Exploration expenditures:				
Airborne and geophysical survey	-	-	28,764	28,764
Consulting and other professional services	-	2,307	3,776	6,083
Line-cutting	-	-	12,000	12,000
Report and filing fees	-	669	-	669
Travel, transportation and supplies	-	-	8,537	8,537
Reimbursement of costs by provincial government	-	-	(11,597)	(11,597)
	-	2,976	41,480	44,456
Balance, March 31, 2002	30,861,544	559,949	71,433	31,492,926
Write-down of deferred exploration costs	-	-	(71,433)	(71,433)
Balance, March 31, 2003	$ 30,861,544	$ 559,949	$ -	$ 31,421,493

(a)   AK/CJ claims:

Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

Pursuant to a joint venture agreement between the Company, Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims by spending specified amounts on further exploration and development of the properties.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

6. **Mineral properties and deferred exploration (continued):**

    (a)   AK/CJ claims (continued):

In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desktop study of the project. This study was completed and presented in August 2000. Thus the Company currently holds a 44.1% interest and Camphor a 4.9% interest. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to update its desktop study on an annual basis up to and including 2004 and continue to fund the exploration and development work. Once the desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to a 30%.

Upon completion of a feasibility study, De Beers interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers interest shall increase to 60%.

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers for all exploration and development costs incurred by De Beers outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

    (b)   Baffin Island claims:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company has incurred the minimum required expenditure and exercised its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

6. **Mineral properties and deferred exploration (continued):**

(c) Rabbit Tracks Diamond project:

During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration and will not be renewing the claims.

(d) Haveri project:

The Company has a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$500,000 phased over two years.

On October 10, 2002, Vision Gate Ventures Limited ("Vision Gate") was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Vision Gate must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

By:	
October 10, 2003	$ 50,000
October 10, 2004	600,000
October 10, 2005	1,000,000

Vision Gate may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

Once a positive feasibility study of the construction and development of a mine on the property is complete, Vision Gate will issue 200,000 of its common shares to the Company. Once commercial production begins on the property, Vision Gate will issue a further 200,000 of its common shares to the Company. Vision Gate is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

7. **Equipment:**

2003	Cost	Accumulated amortization	Net book value
Furniture	$ 11,088	$ 8,364	$ 2,724
Equipment	15,497	4,663	10,834
Computers	14,584	10,944	3,640
	$ 41,169	$ 23,971	$ 17,198

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

7. **Equipment (continued):**

2002		Cost		Accumulated amortization		Net book value
Furniture	$	59,255	$	42,438	$	16,817
Equipment		73,548		54,945		18,603
Computers		108,523		82,669		25,854
	$	241,326	$	180,052	$	61,274

8. **Share capital:**

(a)   Authorized:

500,000,000 common shares without par value

(b)   Issued and fully paid:

	Number of shares		Amount
Balance, March 31, 2000	42,457,760	$	50,321,028
Issued pursuant to acquisition of Glenmore Highlands Inc. (note 3)	15,980,962		16,780,010
Issued for cash pursuant to:			
Private placements	3,727,466		2,236,480
	62,166,188		69,337,518
Shares owned by wholly owned subsidiary (note 3)	(16,015,696)		(16,816,481)
Balance, March 31, 2001	46,150,492		52,521,037
Issued pursuant to Rabbit Tracks Diamond Project (note 6(c))	50,000		29,000
Issued for cash pursuant to:			
Private placement	1,636,912		902,409
Exercise of stock options	30,000		18,000
Balance, March 31, 2002	47,867,404		53,470,446
Issued for cash pursuant to:			
Exercise of stock options	544,900		607,829
Exercise of warrants	2,169,766		1,640,985
Balance, March 31, 2003	50,582,070	$	55,719,260

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

8.   Share capital (continued):

(c)   Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2003, the Company has 2,399,100 (2002 - 3,661,000) stock options outstanding in total, comprised of 1,919,100 (2002 - 2,045,000) granted inside the Plan and 480,000 (2002 - 1,516,000) granted outside the plan.

	Number of shares		Weighted average exercise price
Balance, March 31, 2000	2,229,700	$	2.68
Granted	397,273		0.80
Cancelled	(277,203)		2.85
Expired	(152,734)		2.16
Balance, March 31, 2001	2,197,036		2.38
Granted	1,845,000		1.27
Exercised	(30,000)		0.60
Expired	(261,700)		3.46
Cancelled	(89,336)		1.72
Balance, March 31, 2002	3,661,000		1.78
Granted	364,000		1.61
Cancelled	-		-
Expired	(1,081,000)		2.78
Exercised	(544,900)		1.12
Balance, March 31, 2003	2,399,100	$	1.46

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2003:

	Options outstanding			Options exercisable	
	Number of shares	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.60 - $0.67	325,000	3.2 years	$ 0.63	325,000	$ 0.63
$1.01 - $1.50	1,520,500	3.2 years	1.37	1,520,500	1.37
$2.25 - $2.80	553,600	1.0 years	2.19	507,000	2.24
	2,399,100	2.7 years	$ 1.46	2,352,500	$ 1.45

At March 31, 2003, there were 46,600 options with an exercise price of $1.71 that vest between April 30, 2003 and December 31, 2003. All other options are fully vested.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

8. **Share capital (continued):**

(c) Stock options (continued):

During the year ended March 31, 2003, the Company granted 339,000 options to directors, officers and employees at exercise prices ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2003 was $0.26. In accordance with the Company's stated accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 25,000 options to a consultant during fiscal 2003 at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting arrangement. The fair value of the 25,000 options granted to the consultant has been estimated to be $24,419 and has been recorded as consulting expense in the year ended March 31, 2003.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the 339,000 new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002 as described in note 2(f). The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

Net loss as reported	$	(1,718,342)
Pro forma adjustment		(69,957)
Pro forma net loss	$	(1,788,299)
Pro forma basic and diluted loss per share	$	(0.04)

The fair value of the options granted to employees and non-employees in 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62% - 75%
Risk-free interest rate	4.0%
Expected lives	1 to 30 months

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

8. **Share capital (continued):**

    (d) Share purchase warrants:

    The following presents the continuity of share purchase warrants outstanding:

Issue date	Balance, March 31, 2002	Issued	Exercised	Lapsed	Balance, March 31, 2003	Exercise price	Expiry date
September 15, 2000	983,666	-	(983,666)	-	-	$0.80	September 15, 2002
October 24, 2000	880,066	-	(755,066)	(125,000)	-	0.80	October 24, 2002
December 6, 2001	1,636,912	-	(431,034)	-	1,205,878	0.58	December 6, 2004
	3,500,644	-	(2,169,766)	(125,000)	1,205,878		

Issue date	Balance, March 31, 2001	Issued	Exercised	Lapsed	Balance, March 31, 2002	Exercise price	Expiry date
September 15, 2000	983,666	-	-	-	983,666	$0.80	September 15, 2002
October 24, 2000	880,066	-	-	-	880,066	0.80	October 24, 2002
December 6, 2001	-	1,636,912	-	-	1,636,912	0.58	December 6, 2004
	1,863,732	1,636,912	-	-	3,500,644		

9. **Commitments:**

    The Company is committed to total minimum payments of $16,910 under operating leases that expire in 2004.

    The Company has entered into a consulting agreement with an officer of the Company which provides for severance in an amount that is equal to the greater of (*i*) three times annual salary; and (*ii*) US$504,000. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

10. **Related party transactions:**

    Included in management fees during the year ended March 31, 2003 is $45,000 (2002 - $96,000; 2001 - $163,000) for management services to a director of the Company and a $331,500 (2002 and 2001 - nil) severance payment to a director of the Company.

    During the year ended March 31, 2003, the Company paid $193,301 (2002 - $207,913; 2001 - $267,891) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

    During the year ended March 31, 2003, the Company paid $20,340 (2002 - $35,200; 2001 - $40,891) for secretarial and public relations services to individuals related to a director of the Company.

    As at March 31, 2003, $3,050 (2002 - $99,036) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

11. Income taxes:

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2002 - 42.6%; 2001 - 45.4%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefits of which have not been recognized. Income tax expense of $5,581 (2002 - $13,216; 2001 - $15,736) relates to large corporation tax.

As at March 31, 2003, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

	2003	2002	2001
Mineral properties and deferred exploration	$ (286,000)	$ (715,000)	$ (993,000)
Loss carry forwards	3,827,000	5,414,000	3,136,000
Equipment	167,000	145,000	100,000
Other	4,000	-	-
	3,712,000	4,844,000	2,243,000
Valuation allowance	(3,712,000)	(4,844,000)	(2,243,000)
Net future income tax asset (liability)	$ -	$ -	$ -

At March 31, 2003, the Company has available losses for income tax purposes totalling approximately $9.0 million, expiring at various times from 2004 to 2010. Of the available losses $3.6 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $32.5 million, which may be carried forward and utilized to reduce future taxable income. Included in the $32.5 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

MOUNTAIN PROVINCE DIAMONDS INC.

12. **Reconciliation to United States generally accepted accounting principles ("US GAAP"):**

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description and reconciliation of material measurement differences from US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") follows:

(a) Mineral properties and deferred exploration costs:

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. In fiscal 2002 and prior years, mineral property acquisition costs were capitalized for both Canadian and US GAAP purposes. However, as a result of a recent interpretation from SEC staff, all mineral property acquisition costs for development stage enterprises should also be expensed as incurred for US GAAP purposes, similar to exploration costs. Accordingly, $12,914,617 of mineral property acquisition costs have been expensed for US GAAP purposes in fiscal 2003, including $12,892,778 incurred in prior years.

For Canadian GAAP, cash flows relating to mineral property acquisition, exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b) Stock-based compensation:

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "*Accounting for Stock-Based Compensation*" ("FAS 123"). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

12. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):**

    (b)   Stock-based compensation (continued):

As permitted by the statement, the Company has elected to continue measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees. Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its results of operations for U.S. GAAP purposes.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of April 1, 2002, and so the adoption of the accounting policy for U.S. GAAP purposes does not result in a measurement difference for the year ended March 31, 2003. The stock-based compensation expense in respect of stock options granted to non-employees, under U.S. GAAP, based upon the fair value of the options granted, determined using an option pricing model, would be $20,000 for the year ended March 31, 2002 (2001 - nil) and cumulatively $1,704,000 from the date of adoption of FAS 123 to March 31, 2002.

    (c)   Unrealized holding gains and losses on marketable securities:

Statement of Financial Accounting Standards Board No. 115, "*Accounting for Investments in Debt and Equity Securities*" ("FAS 115") requires that the Company's marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders' equity unless a decline in value is considered to be other then temporary. The Company's marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2002, the Company's marketable securities were written down to market value. As the write-down was considered to be other than temporary, there was no US GAAP difference in 2002. At March 31, 2003, the market value of the marketable securities had increased and accordingly, an unrealized gain of $67,786 has been recorded through comprehensive income for US GAAP purposes.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

---

12. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(d) Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 ("FAS 130") "*Reporting Comprehensive Income*", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders' equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the year ended March 31, 2003, the Company has recorded an unrealized holding gain of $67,786 on marketable securities classified as "available for sale" securities as a component of comprehensive income under US GAAP. For the years ended March 31, 2002 and 2001, comprehensive loss equals loss for the year.

(e) Recent accounting pronouncements:

In June 2001, the Financial Accounting Standards Board issued Statement No. 143 ("FAS 143") "*Accounting for Asset Retirement Obligations*", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of FAS 143 for US GAAP purposes for the year ending March 31, 2004. The Company has not completed its analysis of the potential impact on its reported financial position on adoption of FAS 143.

Effective for fiscal years beginning after December 15, 2001, Statement of Financial Accounting Standards No. 144 ("FAS 144") "*Accounting for the Impairment or Disposal of Long-Lived Assets*" is applicable for US GAAP purposes. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Company does not have any long-lived assets that are held for sale and measured at an amount greater than the estimated fair value of the asset and thus does not believe the adoption of FAS 144 will result in a material GAAP differences.

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

12. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):**

(f) Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

| | | Years ended March 31, | |
		2003	2002
(*i*)	Total assets, under Canadian GAAP	$ 34,417,955	$ 33,947,164
	Adjustment for mineral property acquisition costs (note 12(a))	(12,865,615)	-
	Adjustment for deferred exploration (note 12(a))	(20,257,537)	(20,328,970)
	Adjustment for change in fair value of available for sale marketable securities (notes 12(c) and (d))	67,786	-
	Total assets, under US GAAP	$ 1,362,589	$ 13,618,194
(*ii*)	Accumulated other comprehensive income for US GAAP purposes:		
	Adjustment for change in fair value of available for sale marketable securities (note 12(d))	$ 67,786	$ -
(*iii*)	Contributed surplus:		
	Contributed surplus, under Canadian GAAP	$ 24,419	$ -
	Adjustment for stock-based compensation (note 12(b))	1,704,000	1,704,000
	Contributed surplus, under US GAAP	$ 1,728,419	$ 1,704,000
(*iv*)	Deficit:		
	Deficit, under Canadian GAAP	$ 21,565,869	$ 19,847,527
	Adjustment for mineral property acquisition costs (note 12(a))	12,865,615	-
	Adjustment for deferred exploration (note 12(a))	20,257,537	20,328,970
	Adjustments for stock-based compensation (note 12(b))	1,704,000	1,704,000
	Deficit, under US GAAP	$ 56,393,021	$ 41,880,497

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

12. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):**

   (f)   Reconciliation (continued):

   (*v*)   Loss and loss per share for the year:

		Years ended March 31	
	2003	2002	2001
Loss for the year, under Canadian GAAP	$ (1,718,342)	$ (1,455,881)	$ (3,060,072)
Adjustment for mineral property acquisition costs (note 12(a))	(12,865,615)	-	-
Adjustment for deferred exploration (note 12(a))	71,433	(44,456)	(95,068)
Adjustment for stock-based compensation (note 12(b))	-	(20,000)	-
Loss for the year, under US GAAP	(14,512,524)	(1,520,337)	(3,155,140)
Other comprehensive income: Change in fair value of available for sale marketable securities (noted 12(c) and (d))	67,786	-	-
Comprehensive loss, under US GAAP	$ (14,444,738)	$ (1,520,337)	$ (3,155,140)
Basic and diluted loss per share, under US GAAP	$ (0.29)	$ (0.03)	$ (0.07)

   (*vi*)

	2003	2002	2001
Cash provided by (used in) operating activities, under Canadian GAAP	$ (1,584,673)	$ (1,369,283)	$ (2,527,910)
Adjustment for mineral properties (note 12(a))	(21,839)	-	(20,000)
Adjustment for deferred exploration (note 12(a))	-	(44,456)	(182,541)
Cash provided by (used in) operating activities, under US GAAP	$ (1,606,512)	$ (1,413,739)	$ (2,730,451)

   (*vii*)

	2003	2002	2001
Cash provided by (used in) investment activities, under Canadian GAAP	$ (39,944)	$ (47,440)	$ (607,145)
Adjustment for mineral properties (note 12(a))	21,839	-	20,000
Adjustment for deferred exploration (note 12(a))	-	44,456	182,541
Cash provided by (used in) investment activities, under US GAAP	$ (18,105)	$ (2,984)	$ (404,604)

Exhibit 4.7

THIRD AMENDMENT AGREEMENT

THIS AGREEMENT MADE AS OF THE 13TH DAY OF DECEMBER 2002.

BETWEEN:

> **MOUNTAIN PROVINCE DIAMONDS INC.**, formerly Mountain Province Mining Inc., a company incorporated under the laws of British Columbia having a business office at 212 – 525 Seymour Street, Vancouver, British Columbia V6B 3H7;
>
> (the "Company")

AND:

> **JAN W. VANDERSANDE**, of 1777 Maywood Avenue, Upland, California, U.S.A. 91784;
>
> (the "Consultant")

WHEREAS:

A.   The Consultant is retained by the Company under the terms and conditions of a Consulting Agreement dated June 1, 1997, as amended by an Amendment Agreement dated January 1, 2001 and a Second Amendment Agreement dated January 1, 2002 (the "Amended Consulting Agreement"); and

B.   The Company and the Consultant now wish to enter into this agreement (the "Third Amendment Agreement") to further amend the terms and conditions of the Amended Consulting Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.   Bonus Payments

Subject to the terms and conditions of this Third Amendment Agreement, the Company will pay the Consultant, as a bonus (the "Bonus") in consideration of continued reduction in remuneration described in section 2 below, the aggregate sum of Cdn$61,560 in 12 equal instalments of Cdn$5,130 each, provided the Consultant applies the proceeds of each instalment to the exercise of incentive stock options in the Company within 30 days of its receipt. The Consultant will receive an instalment on the last day of each month commencing on January 31, 2003 and ending on December 31, 2003. Notwithstanding the foregoing, in the event the Amended Consulting Agreement is terminated, or the Consultant fails to apply the proceeds of any instalment of the Bonus to the exercise of stock options, as provided herein, the Consultant will not be entitled to receive any further instalments that would otherwise have been payable under this section.

2.   Amendments

The Consultant agrees that, notwithstanding any other provision in the Amended Consulting Agreement, the remuneration, exclusive of the Bonus, of the Consultant for the 12 month period commencing on

January 1, 2003 and ending on December 31, 2003 will be at the base rate of US$8,000 per month. Commencing on January 1, 2004 and continuing thereafter, the remuneration of the Consultant will be at the base rate of US$14,000 per month.

3.   Definitions

Any capitalized terms not otherwise defined herein will have the definitions given to those terms in the Amended Consulting Agreement.

4.   Independent Advice

The Consultant agrees that he has been afforded an opportunity to independently review and read and obtain independent advice with respect to the details of this Third Amendment Agreement and hereby confirms he is executing this Third Amendment Agreement freely, voluntarily and without duress.

5.   Governing Laws

This Third Amendment Agreement is subject to and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.   Ratification

The parties hereby ratify and confirm the Amended Consulting Agreement, as further amended by this Third Amendment Agreement and agree that the Amended Consulting Agreement as further amended by this Third Amendment Agreement will continue in full force and effect.

7.   Enurement

This Third Amendment Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

8.   Counterparts

This Third Amendment Agreement may be signed in counterparts and facsimile signatures are acceptable and binding.

IN WITNESS WHEREOF the parties have executed this Third Amendment Agreement as of the date first above written.

The CORPORATE SEAL of **MOUNTAIN PROVINCE DIAMONDS INC.** was hereunto affixed in the presence of:

                                                                                c/s

"Jesus Martinez"

Jesus Martinez

SIGNED, SEALED & DELIVERED by **JAN W. VANDERSANDE** in the presence of:)
)
)
"Eileen Merenda"   )
Signature of Witness   )   "Jan Vandersande"
) **JAN W. VANDERSANDE**
)
Eileen Merenda   )
Name   )
)
11501 Marcello Way, Rancho Cucamonga. CA   )
Address   )
)
Office Manager   )
Occupation   )

Exhibit 4.8

Mountain Province Diamonds Inc.
Suite 212-525 Seymour Street
Vancouver, B.C.
V6B 3H7

Date: December 13, 2002

To: Pradeep Varshney

Re: Agreed Changes to Base Salary

We write to confirm our recent discussion and agreement regarding changes to your base salary.

Mountain Province Diamonds Inc. (the "Company") had hoped to be in a position to return your base salary to $6,000 per month effective January 1, 2003, in accordance with the letter agreement dated December 20, 2001 between you and the Company. Unfortunately, the Company is not in a position to do so.

Accordingly, you agreed that for the period from January 1, 2003 to December 31, 2003, your base salary would remain at $4,000 per month. On January 1, 2004, your base salary will return to $6,000 per month.

In consideration of your agreement to this reduction in base salary:

(a)   the Company, additionally, will pay you the aggregate sum of $13,680 (the "Bonus") in 10 equal instalments of $1,368 each, provided you apply the proceeds of each instalment to the exercise of incentive stock options in the Company within 30 days of its receipt. You will receive an instalment on the last day of each month commencing on January 31, 2003 and ending on October 31, 2003. Notwithstanding the foregoing, if a Termination Event occurs, you will not be entitled to receive any further instalments that would otherwise have been due after the date of the Termination Event;

(b)   if the Company provides you with working notice of termination of your employment without cause and your base salary on the date such notice is delivered (the "Notice Date") is less than $6,000 per month, then effective the Notice Date, your base salary will return to $6,000 per month; and

(c)   if the Company terminates your employment without cause and the Company provides you with payment in lieu of notice (whether by salary continuance or a lump sum or any combination thereof), then the amount of the payment in lieu of notice will be based upon the greater of (i) your actual base salary on your last day of employment; and (ii) a base salary of $6,000 per month.

For the purposes of this letter, "Termination Event" includes (a) you providing to the Company notice of your resignation from your employment with the Company (for greater certainty, the date of the Termination Event is the date that you provide such notice); (b) delivery by the Company to you of written notice of termination of your employment, for any reason or no reason and whether such termination is lawful or unlawful (for greater certainty, the date of the Termination Event is the date that the Company delivers such written notice to you); and (c) your failure to apply the proceeds of any instalment of the Bonus to the exercise of stock options, as provided herein.

All sums referred to in this letter are in Canadian funds.

Please signify your agreement with the foregoing by signing and returning a copy of this letter to the Company.

Yours truly,

<u>"Jan Vandersande"</u>
Jan W. Vandersande, President and CEO

I have read and agree with the foregoing.

<u>"Pradeep Varshney"</u>
Pradeep Varshney

Mountain Province Diamonds Inc.
Suite 212-525 Seymour Street
Vancouver, B.C.
V6B 3H7

Date: December 13, 2002

To: Elizabeth Kirkwood

Re: Chairman's Honorarium

Further to our recent discussions, the Company is pleased to confirm that, in consideration of your acceptance of the position of Chairman of the Company, and your activity in that capacity, Mountain Province Diamonds Inc. (the "Company") will pay you an aggregate honorarium of $34,200 in 10 equal instalments of $3,420 each, provided you apply the proceeds of each instalment to the exercise of incentive stock options in the Company within 30 days of its receipt. You will receive an instalment on the last day of each month commencing on January 31, 2003 and ending on October 31, 2003. Notwithstanding the foregoing, if a Termination Event occurs, you will not be entitled to receive any further instalments that would otherwise have been payable after the date of the Termination Event.

For the purposes of this letter, "Termination Event" includes (a) you providing to the Company notice of your resignation as Chairman of the Company (for greater certainty, the date of the Termination Event is the date that you provide such notice); (b) delivery by the Company to you of written notice of termination of your position as Chairman of the Company, for any reason or no reason and whether such termination is lawful or unlawful (for greater certainty, the date of the Termination Event is the date that the Company delivers such written notice to you); and (c) your failure to apply the proceeds of any instalment hereunder to the exercise of stock options, as provided herein.

All sums referred to in this letter are in Canadian funds.

Please signify your agreement with the foregoing by signing and returning a copy of this letter to the Company.

Yours truly,

"Jan Vandersande"
Jan W. Vandersande, President

I have read and agree with the foregoing.

"Elizabeth Kirkwood"
Elizabeth Kirkwood

JOINT VENTURE AGREEMENT

AMONG

MOUNTAIN PROVINCE DIAMONDS INC.

- and -

CAMPHOR VENTURES INC.

- and -

DE BEERS CANADA EXPLORATION INC.

(formerly MONOPROS LIMITED)

TABLE OF CONTENTS

Page

THIS AGREEMENT made effective as of the 1st day of January, 2002.

A M O N G:

MOUNTAIN PROVINCE DIAMONDS INC.

a corporation incorporated under the laws of British Columbia and having an office at Suite 212, 525 Seymour Street, Vancouver, B.C. V6B 3H7;

(hereinafter called "MPV")

- and -

CAMPHOR VENTURES INC.

a corporation incorporated under the laws of British Columbia and having an office at Suite 1304, 925 West Georgia Street, Vancouver, B.C. V6C 3L2;

(hereinafter called "CV")

- and -

DE BEERS CANADA EXPLORATION INC.

(formerly Monopros Limited)

a corporation incorporated under the laws of Ontario and having an office at One William Morgan Drive, Toronto, Ontario, M4H 1N6;

(hereinafter called "De Beers")

WHEREAS:

(a)   Pursuant to the Letter Agreement (as hereinafter defined) MPV and CV and both Glenmore Highlands Inc. ("GH") and 444965 B.C. Ltd. ("**444965**") as they then were prior to their merger with MPV, as the owners of the Property (as hereinafter defined), entered into a Joint Venture (as hereinafter defined), with De Beers and granted to De Beers the exclusive right and option to acquire a 51% undivided co-ownership interest in and to the Property and the Joint Venture upon carrying out certain work and making certain expenditures;

(b)   Pursuant to the terms of the Letter Agreement, MPV, CV, GH, and 444965 granted to De Beers the exclusive right and option, upon certain conditions, to purchase the 3% gross overriding royalty payable to

Inukshuk Capital Ltd. (the "**GOR**") to be held by De Beers on behalf of the Joint Venture. De Beers exercised its right and option to acquire the GOR and by a transfer agreement among MPV, De Beers and CV dated November 24, 1999 (the "**Transfer Agreement**"), De Beers acquired the GOR and is holding it on behalf of the Joint Venture. The parties further agreed that upon De Beers acquiring a 51% undivided co-ownership interest in the Property and the Joint Venture, the GOR would be cancelled for no further consideration;

(c)   On November 3, 1997, a Certificate of Amalgamation was issued by the Registrar of Companies (British Columbia) certifying that MPV and 444964 had amalgamated effective November 1, 1997 as one corporation under the name Mountain Province Mining Inc.;

(d)   On June 30, 2000 MPV and GH were merged by plan of arrangement into one corporation under the name Mountain Province Mining Inc.;

(e)   On October 25, 2000, Mountain Province Mining Inc. changed its name to Mountain Province Diamonds Inc. or MPV as defined above;

(f)   The parties acknowledge that De Beers has carried out the work and made the expenditures contemplated under the Letter Agreement, exercised the option contained therein and has acquired a 51% undivided co-ownership interest in the Property and the Joint Venture;

(g)   The parties acknowledge that each has discharged its respective obligations under the Letter Agreement to the date hereof and has agreed to enter into this Agreement to record the rights and obligations of the parties with respect to the Property and the Joint Venture as and from the date hereof and to confirm that this Agreement, upon its execution and delivery, will supersede and replace the Letter Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby covenant and agree as follows:

ARTICLE 1
GENERAL

1.1   Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"**Accounting and Financial Procedures**" mean the terms, conditions, principles and procedures outlined or referenced in Schedule "A";

"**Affiliate**" means an entity, corporate or non-corporate, controlling or controlled by a party hereto, or related to such party through common controlling or controlled entities. For the purposes hereof, control shall be deemed to exist if one entity owns, directly or indirectly, through shareholdings or otherwise, more than 50% of the voting shares or other voting units of participation of another entity and "**Affiliated**" has a corresponding meaning;

"**Agreement**" means this Agreement including all attached Schedules, as same may be supplemented, amended, restated or replaced in accordance herewith from time to time;

"**Associate**" means any relationship between two Persons whereby one of the Persons beneficially owns or controls, directly or indirectly, shares or units of participation of the other or securities currently convertible into shares or units of participation of the other carrying more than 10% of the voting rights attached to all securities or units of participation of the other then outstanding which carry voting rights under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares, units of participation or such convertible securities and "**Associated**" has a corresponding meaning;

"**Available Cash Flow**" has the meaning assigned to it in Section 11.1(d) hereof;

"**Business Day**" means any day which is not a Saturday, Sunday or a day observed as a holiday under the laws of the Northwest Territories, the Province of Ontario, the Province of British Columbia or the federal laws of Canada;

"**Cash Call**" has the meaning assigned to it in the Accounting and Financial Procedures;

"**Chairman**" has the meaning assigned to it in Section 4.1(a) hereof;

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum;

"**Commencement of Commercial Production**" means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved 70% of rated Production specified in the relevant Feasibility Study;

"**Commercial Quantities**" mean a deposit of diamonds of sufficient quantity and quality that the end products of Production from such deposit will yield a Fifteen Percent IRR;

"**Consequential Damages**" mean all damages for consequential loss, as that term is understood in the common law of damages including:

(a)   loss of anticipated profits; and

(b)   loss of business opportunities,

whether such loss results from a tortious act or omission, breach of a fiduciary duty or from a breach (fundamental or otherwise) of a contractual obligation, or otherwise;

"**Conversion Event**" has the meaning ascribed to it in Section 7.1(a)(iv) hereof;

"**Cost Share**" means the share of a Joint Venture Expense for which each Participant is responsible and liable pursuant to Section 3.5(a) hereof or other provisions hereof;

"**DCS**" means DCS Corporation Limited;

"**Decommissioning Costs**" has the meaning assigned to it in Section 19.3(b) hereof;

"**Default Notice**" has the meaning assigned to it in Section 12.4(a) hereof;

"**Desk Top Study**" means a detailed study of the theoretical design, construction and operation of a mine over its projected life including, without limitation, a study of engineering details of the mine, mill and other relevant plant, equipment and infrastructure, which indicates whether such mine will be economically profitable having regard to net present value and IRR calculations where the relevant calculations are based on an inferred resource as defined in the CIM Definitions and Guidelines and the accuracy of cost estimates are at best in a range of -25% to +25%.

"**Development Work**" means all work necessary, expedient or desirable for development of any mineral deposit located on or in the Property including any Desk Top Study, Pre-Feasibility Study or Feasibility Study and any update or review thereof and all work required to develop such mineral deposit and bring it into Production including mine development and construction and installation of all buildings, plant and equipment and other infrastructure required for Production;

"**Election**" has the meaning assigned to it in Section 19.12 hereof;

"**Electronic Transmission**" has the meaning assigned to it in Section 19.5(b) hereof;

"**encumbrance**" means any encumbrance of any kind whatsoever on property including any privilege, mortgage, hypothec, lien, charge, pledge, security interest, adverse claim, or any other option, right or claim of others of any kind whatever, whether contractual, statutory or otherwise arising but, for greater certainty, shall not include any inchoate or contingent encumbrance which has not and which will not, as a result of any action taken pursuant to or in furtherance of the obligations of the parties hereunder, become choate, crystallized or attached;

"**Event of Default**" has the meaning assigned to it in Section 12.3 hereof;

"**Excess Amount**" has the meaning assigned to it in Section 11.1(d) hereof;

"**Exploration Work**" means any prospecting or exploration work carried out with respect to minerals located on or in the Property, including ground and airborne geophysical and radiometric work, geochemical surveys, diamond and percussion drilling, bulldozing, trenching, evaluation of work done and all other work commonly regarded as prospecting or exploration work in accordance with good Canadian mining practice including evaluation studies;

"**Feasibility Study**" means a detailed study of the theoretical design, construction and operation of a mine over its projected life including, without limitation, a study of engineering details of the mine, mill and other relevant plant, equipment and infrastructure, which indicates whether such mine will be economically profitable having regard to net present value and IRR calculations where the relevant calculations are based on an indicated resource as defined in the CIM Definitions and Guidelines and the accuracy of cost estimates are in a range of -10% to +15%.

"**Fifteen Percent IRR**" means an after-tax, unleveraged, real internal rate of return to the project of 15% based on a discounted series of cash flows calculated in accordance with Schedule "B";

"**Final Date**" has the meaning assigned to it in Section 7.1(b)(ii);

"**First Desk Top Study**" means the study dated 24th July 2000 prepared by De Beers and presented to MPV on 4th August, 2000;

"**First Mine**" means those producing orebodies on the Property which are the subject of the Development Work contemplated by the Feasibility Study in respect of which the Management Committee has approved the execution of such Development Work;

"**GOR**" means the 3% gross overriding royalty payable to Inukshuk Capital Ltd., and acquired by De Beers as described in the recitals hereto;

"**Guaranteeing Participant**" has the meaning assigned to it in Section 11.1(d) hereof;

"**Holdback**" has the meaning assigned to it in Section 12.6 hereof;

"**including**" or "**includes**" means "including without limitation" and shall not be construed to limit any general statement which it follows to the specific similar items or matters immediately following it;

"**Joint Account**" has the meaning assigned to it in the Accounting and Financial Procedures;

"**Joint Venture**" means the joint venture between the Participants established pursuant to the Letter Agreement and continued pursuant to this Agreement and includes all activities of the Participants and the Operator relating to or to be performed in connection with or pursuant to this Agreement;

"**Joint Venture Arrangement**" means a joint venture, partnership, common enterprise or similar arrangement with a third party joint venturer;

"**Joint Venture Expense(s)**" means all charges, costs and expenses incurred by the Operator and paid by one or more Participants in respect of Exploration Work, Development Work and/or Production under the Letter Agreement and under this Agreement, plus all other charges as authorized by the Management Committee or specifically provided as a Joint Venture Expense in this Agreement, and all charges, costs and expenses of the Joint Venture, the Cost Share of which this Agreement obligates the Participants to bear and includes those costs set out in Schedule F;

"**Joint Venture Property**" means all property and rights of every description, whether real, personal or mixed, heretofore or hereafter acquired by the Participants or by the Operator as trustee for the Participants for the purposes of the Joint Venture including,

(a)   the Mineral Rights in or with respect to the Property;

(b)   all easements appurtenant to the Property;

(c)   all geological, geophysical, geochemical and test data related to the work carried out hereunder;

(d)   all improvements to the Property, all fixtures, plant, machinery, equipment, supplies, infrastructure and any other properties or rights of any description, whether real or personal, acquired at Joint Venture Expense pursuant to this Agreement;

(e)   all minerals derived from the exploitation and mining of the Property;

(f)   all proceeds accruing from the sale of Joint Venture Property, except the proceeds from the sale of diamonds;

(g)   all proceeds of insurance received on account of loss of or damage to Joint Venture Property; and

(h)   the leasehold interest of the Participants in any surface lease or leases or any mining lease with respect to the Property,

but shall specifically exclude any knowledge, information, concepts, ideas or know-how relating to internal proprietary techniques and methods now owned, held or used by a Participant for the purposes of geological or geophysical interpretation, extraction, mining or processing of minerals and any other similar information or hereafter developed or acquired by an individual Participant or any of its Affiliates independently of the other Participants, all of which shall remain the property of such Participant;

"**Kennady Lake Area of the Property**" means the area covered by mining claims F28441 and F28442;

"**Letter Agreement**" means the letter agreement dated March 6, 1997 among De Beers, MPV, GH, CV and 444965 pursuant to which MPV, GH, CV and 444965 granted De Beers the sole and exclusive right and option to acquire a 51% ownership interest in the Property in consideration of incurring certain expenditures, as amended or supplemented by: an agreement dated April 10, 1997 between De Beers, the MPV Group and 444965 B.C. Ltd., an assurance given to De Beers by the MPV Group and 444965 B.C. Ltd., dated July, 1997, an agreement given to De Beers by MPV dated November 1, 1997 and two agreements each dated December 17, 1999 among the parties;

"**LIBOR**" means for the period (the "Month") from (and including) the last day of each calendar month up to (but excluding) the last day of the next following calendar month, the rate for deposits in U.S. dollars for a period of one month which appears on Page 3740 or 3750 (as applicable) of Bridge's Telerate Service as of 11:00 a.m., London time, on the second day prior to the commencement of the Month on which dealings in U.S. dollar deposits are transacted in the London interbank market. If such rate does not appear on Page 3740 or 3750 (as applicable) of Bridge's Telerate Service, the rate will be determined on the basis of the rate at which deposits in dollars are offered by the Royal Bank of Canada to prime banks in the London interbank market for such period and in a representative amount as quoted by the Royal Bank of Canada on such second day;

"**Management Committee**" means a committee made up of representatives of the Participants as provided for in Section 4.1 hereof;

"**Management Committee Vote**" or "**Vote of the Management Committee**" or language similar thereto, means a vote conducted in accordance with Section 4.1(d) hereof;

"**Mine**" when used as a noun, means an opening in or on the Property from which minerals may be removed and all contiguous Joint Venture Property, including any dewatering, ore extraction, mill processing and tailings pond facilities used in Production**;**

"**mine**" when used as a verb, means all activities relating to the removal of minerals and all processes carried out at a Mine;

"**Mineral Rights**" mean the rights to prospect and explore for, to develop and to mine minerals on, in or under any lands;

"**MPV Group**" means each of MPV and CV;

"**Net Profit Royalty**" has the meaning ascribed to that term in Section 7.2 hereof;

"**Non-contributing Participant(s)"** has the meaning assigned to it in Section 11.2 hereof;

"**Non-defaulting Participant(s)**" has the meaning assigned to it in Section 12.6 hereof;

"**Notice**" has the meaning assigned to it in Section 19.5 hereof;

"**Notional Account**" has the meaning assigned to it in Section 19.3(b) hereof;

"**Offered Interest**" has the meaning assigned to it in Section 13.1 hereof;

"**Offerees**" has the meaning assigned to it in Section 13.1(a) hereof;

"**Offering Notice**" has the meaning assigned to it in Section 13.1(a) hereof;

"**Operating Year**" means that period of time commencing on January 1 and ending on December 31 of the same year;

"**Operator**" means the Person duly appointed to the position of operator pursuant to Article 5 hereof when acting in that capacity;

"**Participant**" means any legal entity which has executed and delivered this Agreement or a counterpart of this Agreement and which holds a

Participating Interest for itself or in trust for itself and another, which at the date of entering into this Agreement means only two legal entities, namely, De Beers and MPV, as Trustee, on behalf of itself and CV.

"**Participating Interest**" means the right, title and interest, as an undivided co-owner, of each Participant in and to the Joint Venture Property, which shall initially be in the percentages set forth in Section 3.3 hereof and which may subsequently be adjusted pursuant to the provisions of this Agreement;

"**Person**" shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any domestic or foreign government and any governmental agency, authority, tribunal or commission and any entity recognized by law;

"**Plan and Budget**" means a plan and budget submitted to the Management Committee by the Operator for approval, such to include a statement of proposed activities and expenditures for Exploration Work, Development Work or Production, as the case may be, in respect of the Property;

"**Pre-Feasibility Study**" means a detailed study of the theoretical design, construction and operation of a mine over its projected life including, without limitation, a study of engineering details of the mine, mill and other relevant plant, equipment and infrastructure, which indicates whether such mine will be economically profitable having regard to net present value and IRR calculations where the relevant calculations are based on an inferred and/or indicated resource as defined in the CIM Definitions and Guidelines and the accuracy of cost estimates are in a range of -15% to +25%.

"**Production**" means the mining, extraction, processing and handling of minerals in Commercial Quantities which are discovered and developed on or in the Property and other work related thereto as may be incidental or reasonably required;

"**Property**" means the group of mining claims and prospecting permits located in the Northwest Territories listed or described on Schedule "D", excluding however, any portion of the Property which ceases to be subject to the terms of this Agreement in accordance with Section 14.1 hereof;

"**Security Interest**" means any mortgage, charge, security interest or other encumbrance of any nature or kind whatsoever given or granted on or in respect of real or personal property;

"**Special Costs**" means all Joint Venture Expenses of Exploration Work and Development Work carried out by the Joint Venture on the Property in accordance with a Plan and Budget approved by the Management Committee where such Joint Venture Expenses are determined by the Management Committee to be incurred after March 8, 2000 and prior to the Final Date and: (i) in the case of Exploration Work are Joint Venture Expenses incurred in respect of Exploration Work in relation to that part of the Property situate outside the Kennady Lake Area of the Property; and (ii) in the case of Development Work are Joint Venture Expenses incurred in respect of Development Work in relation to any part of the First Mine situate outside the Kennady Lake Area of the Property. For example, Special Costs would include Joint Venture Expenses incurred after March 8, 2000 and prior to the Final Date in respect of the construction of plant, equipment and infrastructure within or without the Kennady Lake Area of the Property that relates to any part of the First Mine situate outside the Kennady Lake Area of the Property.

"**Third Party Offer**" has the meaning assigned to it in Section 13.1 hereof;

"**Transfer**" has the meaning assigned to it in Section 13.1 hereof;

"**Transfer Agreement**" has the meaning assigned to it in recital (b) of this Agreement; and

"Vendor" has the meaning assigned to it in Section 13.1 hereof.

1.2   Statutes

Unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended, or to any restated or successor legislation of comparable effect.

1.3   Headings

The division of this Agreement into Articles, sections, subsections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The Article, section, subsection and Schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement.

1.4   References

The terms "this Agreement", "hereto", "herein," "hereof," "hereby" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, section, subsection or other portion of it. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, section, subsection or Schedule are to the applicable Article, section, subsection or Schedule of this Agreement.

1.5 Extended Meanings

In this Agreement, words in the singular number only shall include the plural and *vice-versa*, words importing one gender shall include all genders, and words importing persons shall include individuals, corporations, partnerships, joint ventures, associations, trusts, unincorporated organizations, the crown, any domestic or foreign government and any governmental agency, authority, tribunal or commission and any other entity recognized by law.

1.6 Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the parties. Except as specifically set forth in this Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any party to enter into this Agreement, or on which reliance is placed by any party.

1.7 Amendment

This Agreement may be amended, modified or supplemented only by a written agreement signed by each party.

1.8 Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.9 Schedules

The following are the Schedules annexed hereto which are incorporated in and form part of this Agreement:

Schedule "A"	-	Accounting and Financial Procedures
Schedule "B"	-	Rate of Return Calculation
Schedule "C"	-	Net Profit Royalty
Schedule "D"	-	List of mining claims and prospecting permits comprising the Property
Schedule "E"	-	Rules of Procedure for Arbitration
Schedule "F"	-	Joint Venture Expenses incurred to March 8, 2000 – include those shown on this Schedule
Schedule "G"	-	Diamond Sale Agreement

1.10   Currency

Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to lawful money of Canada.

1.11   Performance on Holidays

If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

1.12   Calculation of Time

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 6:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 6:00 p.m. (Toronto time) on the next Business Day.

1.13   Interest Rate

Where an annual rate of interest payable under this Agreement is expressed to be a rate per annum equal to LIBOR, or LIBOR plus a percentage, and it is based on a 360 day year, for the purposes of the Interest Act (Canada) the equivalent of LIBOR may be determined by multiplying such rate by a fraction the numerator of which is the actual number of days in the relevant year of calculation and the denominator of which is 360.


ARTICLE 2
REPRESENTATIONS, WARRANTIES AND COVENANTS


2.1   Representations of Each Party

Each party hereby represents and warrants to and in a favour of the other parties that:

(a)   it has been duly incorporated and is a validly subsisting corporation under the laws of its jurisdiction of incorporation and is duly qualified to carry on business in the Northwest Territories and to hold an interest in the Property;

(b)   it has duly obtained all governmental, corporate and other authorizations necessary to its execution and delivery of this Agreement and performance of its obligations hereunder and the consummation of the transactions herein contemplated will not, with the giving of notice or the passage of time, or both, result in any breach of, constitute a default under, or result in the creation of any encumbrance under, the terms or provisions of any law applicable to it, its constating documents, any shareholders' or directors' resolution or any indenture, agreement or other instrument whatsoever to which it is a party or to which it may be subject;

(c)   no proceedings are pending for, and it is unaware of any basis for the institution of any proceedings leading to, its dissolution or winding-up or the placing of it in bankruptcy or its subjection to any other laws governing the affairs of bankrupt or insolvent Persons;

(d)   this Agreement has been duly executed and delivered by it and is validly binding and enforceable against it under the laws of Ontario and the Northwest Territories in accordance with its terms; and

(e)   all representations and warranties given or made by it in the Letter Agreement are hereby confirmed as being in full force and effect as if given or made expressly in this Agreement.

2.2   Representations of MPV Group

MPV and CV hereby jointly and severally represent and warrant to and in favour of De Beers that:

(a)   immediately prior to the acquisition by De Beers of its 51% legal and beneficial interest in the Property under the Letter Agreement, MPV and CV were the sole legal and beneficial owners of an undivided 100% ownership interest in the Property, including all Mineral Rights with respect thereto free and clear of any encumbrance and MPV and CV had and have the exclusive right to dispose of the legal and beneficial interest in the Property to De Beers as contemplated by the Letter Agreement;

(b)   there was no default under the agreement dated August 18, 1992 between MPV and 923185 N.W.T. Limited (now Inukshuk Capital Ltd.) in respect of the GOR and that the GOR was duly acquired by MPV free and clear of any encumbrance and that upon the payment by De Beers for the GOR pursuant to the Transfer Agreement, De Beers became the owner of the GOR free of any encumbrance other than as set out in the Letter Agreement; and

(c)   there are no pending or threatened claims, excluding possible aboriginal claims, relating to the Property or any portion thereof, there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no other Person claiming under or through either of them has any net profits interest, royalty, profit-a-prendre or other interest whatsoever in the Property or any portion thereof or any production therefrom.

- 14 -

2.3 Representation of the MPV Group

Each member of the MPV Group hereby covenants and agrees that from and after the execution and delivery of this Agreement all negotiations to be had, all agreements to be made, all notices to be given and payments to be made with respect to this Agreement and the Property by or to De Beers shall be deemed to have been duly and effectively had, made or given if had, made or given to, with or from MPV. MPV shall hold the title to its Participating Interest as Trustee for and on behalf of itself and CV as members of the MPV Group as a single Participating Interest and shall be entitled to hold, deal with and dispose of such Participating Interest and all rights and benefits relating thereto, in accordance with this Agreement, on behalf of MPV and CV as MPV may in its sole discretion decide without De Beers having to obtain any consent, approval or authorization from CV. MPV shall assume and discharge all of its obligations and liabilities under this Agreement for and on behalf of itself and CV. Each member of the MPV Group hereby unconditionally and irrevocably constitutes and appoints MPV as its attorney and gives MPV the sole authority to make all decisions and agreements and to give all consents and approvals on behalf of each member of the MPV Group hereunder and with respect to the Property, including without limitation, any amendments of any kind to this Agreement and the negotiation and settlement of any other agreement contemplated herein and any amendments of any kind thereto. Each member of the MPV Group agrees that all such decisions, agreements consents and approvals shall be fully binding on and enforceable against the MPV Group and each member thereof as if made or given separately by each member of the MPV Group.

2.4 Continuation of Representations, Warranties and Covenants

The representations and warranties of the parties as set out in this Article 2 are conditions on which the parties have relied in entering into this Agreement and shall survive the acquisition of any interest in the Property hereunder and each party will indemnify and save the others harmless from all loss, damage, costs and expenses which may be suffered or incurred by the others as a result of or in connection with any breach or inaccuracy of any such representation and warranty made by such party.


ARTICLE 3
JOINT VENTURE


3.1 Continuation of Joint Venture and Relationship of Parties

(a) The joint venture established by De Beers, MPV, GH and CV for the purpose of prospecting, exploring and developing the Property for minerals pursuant to the Letter Agreement is hereby confirmed and continued under and pursuant to the terms of this Agreement.

(b) The GOR is hereby cancelled for no further consideration and (i) the $2,550,000 paid by De Beers to the MPV Group to purchase De Beers' interest in the GOR shall be repayable to De Beers and (ii) the amount of $450,000 being the $3,000,000 paid by MPV to Inukshuk Capital Ltd. to

::ODMA\PCDOCS\CMLAW\1049016\1   - 14 -

purchase the GOR less the amount of $2,550,000 shall be repayable to MPV, in each case as a Joint Venture Expense pursuant to Section 11.3 hereof.

(c)   Nothing contained in this Agreement shall be deemed to constitute any Participant the partner of the others, or, except as otherwise herein expressly provided, to constitute any Participant the agent or legal representative of the others. The Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial or other partnership. Neither Participant, nor any of its directors, officers, employees, agents and attorneys, or Affiliates, shall act for or assume any obligation or responsibility on behalf of any other Participant, except as otherwise expressly provided herein, and any such action or assumption by a Participant's directors, officers, employees, agents and attorneys, or Affiliates shall be a breach by such Participant of this Agreement. Except for those representations and warranties of the parties in Section 2.2 which are expressed to be joint and several, the rights, duties, obligations and liabilities of the Participants shall be several and separate and not joint, collective or joint and several. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, and it is the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common.

(d)   All minerals derived from this Joint Venture shall be taken by the Participants in kind in proportion to their respective Participating Interests.

3.2   Ownership of Joint Venture Property

(a)   The Property has been transferred to De Beers as Operator who shall hold and deal with the Property for and on behalf of the parties in accordance with the terms of this Agreement as part of the Joint Venture Property; and

(b)   The parties acknowledge that the Joint Venture as such shall own no Joint Venture Property. The Operator shall hold title to the Joint Venture Property in trust for the benefit of the Participants as undivided co-owners in proportion to their respective Participating Interests from time to time.

3.3   Participating Interests

The Participating Interest of the Participants shall be as follows until adjusted in accordance with the terms of this Agreement:

De Beers	51.00%	
MPV (as trustee on behalf of itself and CV)	49.00%	100.00%

3.4 **Encumbrances on Joint Venture Property**

(a)   No Participant shall grant any Security Interest on any portion of the Joint Venture Property, its Participating Interest or its interest under this Agreement except as specifically provided in this Section or Article 12. A Participant's Participating Interest may be made subject to a Security Interest with the prior approval of all other Participants or made subject to a Security Interest to a third party lender but only for the purpose of borrowing money to enable a Participant to pay its Cost Share of Joint Venture Expenses, and then only if in either case such Security Interest is expressly made subject to the requirements of this Section 3.4 and Article 12 and subordinate to any Security Interests that may be given pursuant to Section 3.4(c) hereof. The discharge of any obligations relating to any Security Interest which is placed against the Participating Interest of any particular Participant shall be the sole responsibility of such Participant.

(b)   Every agreement whereby a Participant's Participating Interest is made subject to a Security Interest shall provide that, without limiting the remedies available pursuant to Article 12 hereof, in the event of a default by the encumbering Participant under the said agreement, any one or more of the other Participants shall have the right, but not the obligation, to make good the default and to take over the claim as against the defaulting Participant with all remedies contained in the said agreement or available at law. Each Participant shall also, before or concurrently with agreeing to make its Participating Interest subject to a Security Interest, notify the holder of said Security Interest of the other Participants' rights hereunder and obtain the written acknowledgement from such holder that the other Participants may exercise those remedies available pursuant to Article 12 hereof against the defaulting Participant and may, upon payment of all but not part of the indebtedness relating to the Security Interest, take over the claim under the Security Interest as against the defaulting Participant with all resulting rights and remedies of the creditor.

(c)   De Beers may give and grant Security Interests on behalf of itself and all other Participants on all or any portion of the Property to secure the repayment of funds borrowed to finance the costs of Exploration Work and Development Work but only as permitted by Section 11.1(c). Such Security Interests shall constitute a paramount first, fixed and specific and/or floating charge on all or any portion of the Joint Venture Property and shall rank in priority to all other Security Interests on the Joint Venture Property theretofore or thereafter granted pursuant to this Section 3.4 or Section 12.5 hereof or otherwise.

(d)   Any Security Interest to be held by a third party holder shall be made subject to the rights of De Beers and of the other Participants under this Agreement. The Participant granting the Security Interest shall provide the other Participants with the written agreement of the holder of such Security Interest that it agrees to the rights of the other Participants under this Agreement including this Section 3.4 and it shall be a term of any Security Interest that the holder of it agrees to hold and deal with such Security Interest and the security constituted thereby subject to the rights of the other Participants under this Agreement as fully as if such holder were a Participant and a party to this Agreement.

3.5 **Obligations of the Participants**

In order to facilitate the proper and timely exploration and development of the Property, each of the parties hereto covenants and agrees as follows:

(a) except as specifically provided for in Article 11 hereof, all Joint Venture Expenses shall be borne by the Participants *pro rata* according to their respective Participating Interests at the time the Joint Venture Expense is incurred or the Cash Call is made, as the case may be, (herein called the "Cost Share") and each Participant shall pay its Cost Share in accordance with the Accounting and Financial Procedures;

(b) to perform its obligations pursuant to this Agreement and to comply with all applicable laws and regulations of Canada insofar as same apply to the Joint Venture;

(c) to use its best efforts to cause the Operator to perform its obligations pursuant to this Agreement and all other related agreements, including obligations under any surface leases, mineral leases, mineral claims, claim blocks and permits necessary for the exploration and development of the Property, to the extent that the failure to perform such obligations affects or may affect the rights or obligations of any of the parties to this Agreement;

(d) to pay and cause to be paid all applicable royalties and other valid taxes, levies and other amounts properly payable by it and arising in whole or in part out of the participation by such party in this Joint Venture;

(e) to refrain from holding out itself or any of its representatives as representing the Joint Venture, except as the Operator or the Chairman of the Management Committee as may be specifically authorized by this Agreement, and to act in respect of the Joint Venture only through its representatives participating in the Management Committee as contemplated by this Agreement; and

(f) to give prompt notice to the other parties and to the Management Committee of any Event of Default of which it becomes aware affecting it, any other party, the Operator or the Joint Venture and to act in good faith in respect of the conduct of the Joint Venture vis-a-vis the other parties.

ARTICLE 4
MANAGEMENT AND OPERATIONS OF THE JOINT VENTURE

4.1   **Management Committee and Procedures**

The business and affairs of the Joint Venture shall be under the management, direction and control of the Management Committee and the following provisions shall apply:

(a)   Subject to Section 4.1(k), the Management Committee shall consist of two representatives of each Participant and a maximum of two designated alternates for each such representative. The representatives, and in the absence of a representative, one of his alternates, shall be entitled to be present at the Management Committee meetings. Each such Participant shall have unrestricted discretion in the appointment of such representatives and alternates, whose names shall be furnished to the other Participant within 30 days from the date of execution of this Agreement and who shall continue to serve unless replaced by written notice to the other Participants. The Management Committee shall designate its Chairman by majority vote (the "**Chairman**").

(b)   Meetings of the Management Committee shall be held in Toronto, Ontario, Vancouver, British Columbia or Yellowknife, Northwest Territories unless the Management Committee determines otherwise. Each Participant shall bear the cost of its representatives, alternates and advisers, if any, attending Management Committee meetings. If a Management Committee meeting is held at a location other than where the Operator has its principal business offices, any costs associated with the Operator and its representatives and advisers attending such meeting shall be charged to the Joint Account, provided that if the Operator is a Participant, the costs charged to the Joint Account shall not include those costs that, as a Participant, it would have had to incur in attending such meeting if it were not the Operator. The Management Committee shall meet not less than twice in each calendar year, at such time as may be determined by the Chairman of the Management Committee. Meetings of the Management Committee may be called by the Chairman or by a representative of any Participant. Unless longer notice is required by the provisions hereof, not less than 30 days' notice shall be given of each meeting of the Management Committee;

If all of the members of the Management Committee or their respective alternates present at a meeting of the Management Committee consent, a meeting of the Management Committee may be held by means of such telephone, electronic or other communication facilities as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously and a Person participating in such a meeting by such means shall be deemed to be present at the meeting;

(c) A quorum of the Management Committee shall consist of a representative (or alternate) of each Participant provided such Participant is not in default for the purposes of Section 12.6(a) hereof. If a quorum is not present at a meeting, it shall be adjourned on notice to all Participants to a date not earlier than 10 days thereafter, as selected by the Chairman, and those present at such adjourned meeting shall constitute a quorum for the transaction of business;

(d) Unless otherwise provided in this Agreement, any decision or action by the Management Committee shall be by majority vote at a duly called and constituted meeting. Voting on the Management Committee shall be proportional to each Participant's Participating Interest such that the representatives of each Participant will have in the aggregate that number of votes equal to such Participant's Participating Interest (rounded to the nearest whole number). The Chairman shall have an additional or casting vote on all matters in the case of an equality of votes;

(e) An agenda of items to be discussed at each meeting shall be provided to the Chairman who shall distribute a final agenda and supporting material to each Participant entitled to representation at the meeting, at least **7** days prior to the date of each meeting. All such Participants shall have the right to place items on the agenda by notifying the Chairman. No decision shall be reached by the Management Committee at any meeting unless the item to be decided has been included in the agenda of that meeting except where the Participants otherwise unanimously agree;

(f) The Chairman shall be responsible for coordinating all activities of the Management Committee, but he shall always be subject to the direction of the Management Committee. It shall be the responsibility of the Chairman to act as liaison between the Operator and the Management Committee and to advise the Operator of the instructions of the Management Committee;

(g) No activities or other action shall be commenced, undertaken or altered by the Operator or any Participant unless the Management Committee, in its sole discretion, has approved the activity or action pursuant to this Agreement;

(h) The Management Committee may conduct business without holding a meeting, provided:

    (i) the decision made by the Management Committee is unanimous; and

    (ii) the Chairman of the Management Committee receives by letter or Electronic Transmission approval of the decision from the representatives of each Participant.

(i)   Minutes of each Management Committee meeting shall be prepared by the Chairman with copies to be made available to each Participant entitled to representation at the meeting within a period of 14 days after the meeting. Each such Participant shall notify all other Participants of its approval or disapproval thereof in writing within 21 days of receipt of the same, failing which it shall be deemed to have approved the minutes;

(j)   The Management Committee may make additional rules for the conduct of its business which are not inconsistent with this Agreement;

(k)   Only those Participants having a Participating Interest of at least 10% shall be entitled to appoint representatives to the Management Committee and to receive notice of and be present at Management Committee meetings. Each such Participant may invite a reasonable number of technical and other advisers who must be officers, directors, *bona fide* employees or legal counsel of the Participant, to assist at meetings of the Management Committee, but such advisers shall have no right to vote at such meetings. The provisions of Article 16 hereof shall apply with respect to any confidential information disclosed to such advisers;

(l)   Decisions of the Management Committee shall be final when taken and the parties shall be bound and hereby covenant and agree to be bound by such decisions; and

(m)   All Votes of the Management Committee shall be taken by a show of hands or orally unless any Participant requests confirmation of the Management Committee Vote by ballot and in such event the said vote shall be by ballot.

4.2   Duties of the Management Committee

The Management Committee shall be responsible for directing the business and affairs of the Joint Venture in accordance with the provisions of this Agreement, and without limiting the generality of the foregoing, the Management Committee shall perform this duty by:

(a)   reviewing any Plan and Budget submitted by the Operator in accordance with the provisions of this Agreement;

(b)   receiving and discussing any reports of the Operator;

(c)   reviewing the progress made in respect of Exploration Work, Development Work and Production and, if considered necessary by the Management Committee, instructing or directing the Operator as to the steps which the Operator should take to carry out the activities related thereto;

(d) instructing or directing the Operator in any matter relating to the conduct of the Joint Venture; and

(e) promptly considering any request by the Operator which, by the terms of this Agreement, must be referred to the Management Committee for decision prior to implementation.

ARTICLE 5
OPERATOR

5.1 Appointment of Operator

The Operator shall have the powers, rights and obligations conferred upon it by this Agreement. The Operator or its Affiliates must have a Participating Interest of at least 15% unless the Management Committee determines pursuant to Section 5.3(c) hereof that the Operator or its Affiliates may have a smaller Participating Interest. It is agreed between the parties hereto that, subject to this Article 5, the Operator shall be De Beers.

5.2 Resignation of Operator

The Operator may, by notice in writing to all non-Operator parties, resign at any time and in any case shall be bound to resign if its or its Affiliates Participating Interest is reduced to less than 15%, unless the Management Committee determines, pursuant to Section 5.3(c) hereof, that the Operator or its Affiliates may have less than a 15% Participating Interest. Subject to Section 5.4 hereof, an Operator that resigns shall not be released from its obligations hereunder for a period of 90 days after its resignation unless a successor Operator shall have been appointed and shall have arranged to take over as Operator prior to the expiration of such period. The successor Operator shall be chosen by the Management Committee within such 90-day period and shall assume the duties and obligations of the Operator forthwith upon the expiration of the aforesaid 90 day period or at such earlier time as specified by the Management Committee.

5.3 Replacement of Operator

The Operator may be removed and replaced in the following circumstances:

(a) at the end of any Operating Year, upon a majority vote of the Management Committee, provided at least 90 days written notice is given to the Operator prior to the end of the applicable Operating Year;

(b) upon the occurrence of any of the following events:

(i) the Operator fails in a material respect to perform its duties, responsibilities and obligations in accordance with this Agreement or the direction of the Management Committee or performs such duties and obligations in a manner which is contrary in a material respect to good Canadian mining practice;

(ii)   an attachment or seizure not related to the business of the Joint Venture but which is due to the negligent act or omission of the Operator is made on or of the Joint Venture Property;

(iii)   the Operator institutes voluntary liquidation, dissolution or winding-up proceedings or takes any voluntary proceeding pursuant to any statute relating to bankruptcy, insolvency or reorganization of debts to be adjudicated bankrupt or for any other relief, or makes an assignment for the benefit of creditors, or if a receiver, manager, receiver and manager, trustee or liquidator or any other Person with similar powers is appointed with respect to any material part of the Operator's property, or if a court of competent jurisdiction adjudges the Operator to be bankrupt or makes an order requiring the liquidation, dissolution or winding up of the Operator, or if the corporate existence of the Operator is otherwise terminated; or

(iv)   if the Operator is also a Participant, it defaults in the performance of any of its obligations as a Participant under this Agreement; but only if the Operator fails, within 20 days of receipt of the notice of such event, to commence to remedy and diligently to continue to remedy such event on a timely basis.

In any such case the Management Committee shall meet to consider removal of the Operator and the appointment of another Participant or non-Participant as Operator, provided that any decision to remove the Operator and the selection of the successor Operator shall require a majority vote of the Management Committee. The Operator being replaced may not be returned as Operator for a period of 4 years following the removal except by a 75% or greater vote of the Management Committee; and

(c)   in the event an Operator who is a Participant or its Affiliates reduces its/their Participating Interest to less than 15%, then in such instance a Management Committee meeting shall immediately be called to appoint a new Operator or confirm the existing Operator as Operator, as the case may be. The Management Committee may continue the existing Operator as Operator by a majority vote.

5.4   Prior Obligations

Nothing herein shall relieve an Operator which has resigned pursuant to Section 5.2 or been replaced pursuant to Section 5.3 from paying and being responsible for its debts and obligations incurred prior to the effective date of resignation or termination, as the case may be. Such Operator shall promptly deliver to the succeeding Operator and to the Participants a report in respect of the work carried out by it on the Property up to the date of its resignation or replacement and copies of all maps, reports, surveys, drilling results and all the raw geological, geophysical and assay data resulting from such work and will file such work on the Property for assessment purposes.

5.5   **Transfer of Property**

(a)   Upon ceasing to be Operator, the Operator shall forthwith transfer its title to all Joint Venture Property to its successor or to any Participant nominated for such purpose by the Management Committee and deliver custody of all books and records relating to the Joint Venture. The former Operator shall use all reasonable commercial efforts to transfer to its successor, effective as of the date of the former Operator's resignation or removal, its rights and subject to Section 5.4, its obligations as Operator under all contracts exclusively relating to the Joint Venture operations and pending such transfer, the former Operator shall hold such rights from the date of resignation or removal for the account and to the order of the new Operator.

(b)   As soon as practicable after the effective date of resignation or removal of an Operator, the Participants shall audit the Joint Account and conduct an inventory of all Joint Venture Property. All costs and expenses incurred in connection with such audit and inventory shall be considered Joint Venture Expenses.

ARTICLE 6
RESPONSIBILITIES AND INDEMNIFICATION OF THE OPERATOR

6.1   **Responsibilities of the Operator**

Subject always to the control of the Management Committee and, unless otherwise provided herein, at Joint Venture Expense, the Operator shall carry out all activities in connection with Exploration Work, Development Work and Production and, without restricting the generality of the foregoing, shall:

(a)   submit to the Management Committee at least two weeks prior to its proposed implementation in each Operating Year, and at any other time as requested by the Management Committee, a new or updated Plan and Budget for Exploration Work, Development Work or Production, as the case may be, outlining its proposed activities for the initiation, continuation or completion, as the case may be, of Exploration Work, Development Work or Production, as the case may be, during the said Operating Year. A Plan and Budget for Exploration Work or Development Work may relate to work to be carried out over several Operating Years;

(b)   within 30 days after the end of each quarter during each Operating Year, provide statements to the Management Committee for the completed portion of said Operating Year setting out:

     (i)   all activities undertaken in connection with Exploration Work, Development Work or Production, as the case may be, together with a summary of the technical results;

     (ii)   actual costs as compared with the prior forecast of costs; and

     (iii)   details of the work proposed for the remainder of the Operating Year, or in the case of the statement delivered on completion of each Operating Year, for the following Operating Year,

     and within 7 days of receipt provide the Management Committee with current reports and information on material results obtained;

(c)   commencing with the Beginning of Commercial Production and at least 90 days prior to the beginning of each semiannual period thereafter (January 1 through June 30 and July 1 through December 31 of each Operating Year), estimate the probable quantity of diamonds per month which can be produced during the said period in accordance with good Canadian mining practice and which can be available for the Participants, and notify the Management Committee as to such estimates;

(d)   conduct all operations in accordance with good Canadian mining practice under the laws of the Northwest Territories;

(e)   determine the number of employees and their terms of employment and hire, direct and, in its discretion, discharge any or all such employees, each of whom shall be employed by the Operator and be subject to its control and direction;

(f)   purchase or otherwise provide all necessary materials and supplies;

(g)   purchase, lease or otherwise provide all necessary machinery and equipment which may be acquired or leased from any Participant provided that the price and terms are competitive;

(h)   comply, and require compliance of others doing work on Joint Venture Property, with the requirements of federal, territorial and local laws relating to employer's liability insurance, workers' compensation, social insurance, unemployment, fair employment, pay equity, the environment and other applicable laws with respect to any work or operation conducted under this Agreement;

(i)   take all proper and reasonable steps for the protection of rights of surface owners against damage occasioned by operations to be conducted hereunder and pay such damages as may lawfully be determined as resulting from such operations;

(j)   facilitate the right of authorized employees and agents of each Participant to enter upon and into the Joint Venture Property at all reasonable times for the purpose of inspecting the Joint Venture Property and the work performed and to be performed under this Agreement and observing the conduct of operations and giving those Persons designated by the Participants access to all preliminary and final technical data relating to field work done on the Property. Each Participant shall have the right at all reasonable times and on reasonable notice to inspect, review and require the Operator to furnish, at the sole expense of the Participant concerned, copies of documents in the possession or control of the Operator, wherever the same may be located, relating to the Joint Venture. Each Participant shall have the right, upon reasonable notice given to the Operator, to authorize any Person designated by a lending institution to which the Participant is or expects to become indebted or by a potential purchaser of such Participant's Participating Interest (provided such Person first executes and delivers to all Participants a written confidentiality undertaking approved by the Management Committee), to visit and inspect the Property and facilities, to examine the documents of the Operator relating to the Joint Venture and to discuss the Joint Venture and the affairs, finances and accounts thereof with the Operator or with its independent professional advisers. Any access granted to any Participant or Person designated by any Participant pursuant to the foregoing provisions shall be at such Participant's or Person's sole expense and risk and must not unreasonably obstruct or interfere with operations being conducted by the Operator;

(k)   review all invoices for approval, pay all invoices which it approves and maintain in Canada records in accordance with generally accepted accounting principles;

(l)   except as may be permitted under this Agreement, keep the Joint Venture Property free of encumbrances arising from operations and proceed with all diligence to contest or discharge any encumbrance that is filed;

(m)   prosecute or defend all litigation arising out of operations hereunder, provided that any Participant may also join in the prosecution or defence of such litigation at its sole expense, and further provided that the Operator shall apprise each Participant hereto of such pending or actual litigation immediately upon receipt of relevant documentation or information pertaining to same;

(n)   pay, at the time and in the manner required by law, all federal, territorial or local taxes (other than any taxes on or referable to income) assessed or levied against Joint Venture Property or Joint Venture operations. Where taxes, in the opinion of the Management Committee, are wrongfully assessed or levied against Joint Venture Property or Joint Venture operations, the Operator shall protest the assessment or levy within the time limit and in the manner prescribed by law and shall pursue the protest to final determination;

(o)   obtain and maintain inclusive coverage insurance as is in accordance with good Canadian mining practice and designated by the Management Committee, in the name of the Operator with all other Participants named as additional insureds. The parties acknowledge that different stages of a project might require that different levels of insurance be maintained. The insurance shall include general public liability, bodily injury and property damage coverage and automobile public liability and property damage coverage. Insurance shall also be obtained to cover the full insurable value of physical assets when they are acquired, with loss to be payable to the Operator who shall have the obligation to distribute the proceeds in accordance with the Participating Interests of the Participants involved. The Operator shall request that the insurer provide a certificate of insurance to each Participant;

(p)   regularly consult with the Participants concerning the operations and keep the Participants currently advised of all important matters arising in connection therewith;

(q)   comply with all terms and conditions of title documents relating to the Property and implement and do all things necessary (including the implementation and carrying out of the minimum amount of representation work) to keep the Property in good standing and in full force and effect for the benefit of the Participants; provided that the Operator may allow to lapse and shall have no obligation to maintain in good standing any mining claims or prospecting permits comprised in the Property which the Management Committee has determined to abandon pursuant to Section 14.1 hereof; and

(r)   in order to facilitate the preparation by the Participants of all returns and reports to the Governments of Canada, the Northwest Territories and other applicable authorities, the Operator shall provide the Participants with the basic data required to permit the reporting of the required information to such public authorities.

6.2   Indemnification of Operator

(a)   Each Participant hereby agrees to indemnify and to hold the Operator harmless in proportion to its Participating Interest against any action brought or claim made against the Operator, its agents or employees and any loss, expense, damage or liability, including any Consequential Damages, suffered by one or more Persons resulting from any act or omission of the Operator, its agents or employees in conducting operations pursuant to this Agreement to the extent that the action, claim, loss, expense, damage or liability is not covered by insurance; excepting that the Operator, its agents or employees shall not be indemnified or held harmless by the Participants for any action, claim, loss, expense, damage or liability, to any third party resulting from the gross negligence of the Operator, its agents or employees unless such act or omission of the Operator, its agents or employees, is or has been done or omitted at the instruction, or with the concurrence of Participants holding not less than 75% of the Participating Interests.

(b)   The Operator shall not be liable to any Participant or other party for any action, claim, loss, expense, damage or liability except when resulting from the gross negligence or wilful misconduct of the Operator, its agents or employees. In no event shall the Operator be liable to any Participant or other party for Consequential Damages suffered by a Person.

6.3   Management Fees

(a)   The Operator will be able to claim a management fee as part of all charges, costs and expenses incurred in respect of Exploration Work, Development Work and/or Production by the Operator (including any work carried out to date under the Letter Agreement) of 5% of all such expenses incurred up to the equivalent of 100 million dollars of such costs and 3% of such costs in excess of such amount. From the Commencement of Commercial Production, such management fee in respect of Production will be renegotiated in good faith it being understood that the Operator is neither to make a profit nor to suffer a loss in performing its duties.

(b)   All fees to which the Operator is entitled pursuant to Section 6.3(a) above shall be considered Joint Venture Expenses.

(c)   The Operator may contract for work to be done by any Person Associated or Affiliated with a Participant, provided such work is done at prices that are competitive in the marketplace.

ARTICLE 7
PARTICIPATING INTERESTS

7.1   Participating Interests and Adjustments

(a)   Subject to Section 7.2 hereunder,

(i)   the Participating Interest of De Beers and MPV in the Joint Venture confirmed and continued under Section 3.1 hereof shall initially be as set forth in Section 3.3 hereof;

(ii)   upon the completion of a Feasibility Study commissioned by the Management Committee pursuant to Sections 9.1(b), 9.1(c) or 9.1(d) hereof and the payment of all costs of such study by De Beers, De Beers shall automatically be deemed to have acquired an additional 4% Participating Interest proportionately from the other Participants such that thereafter De Beers shall have a 55% Participating Interest and MPV shall have a 45% Participating Interest;

(iii)   if the Management Committee approves the execution of the necessary Development Work for a First Mine on the Property as referred to Section 9.2(d) hereof, then upon the Commencement of Commercial Production from such First Mine De Beers shall automatically be deemed to have acquired an additional 5% Participating Interest from the other Participants proportionately such that De Beers shall have a 60% Participating Interest and MPV shall have a 40% Participating Interest;

(iv)   if a Conversion Event occurs pursuant to Sections 9.1(b), 9.1(c), 9.1(d) or 9.2(d) hereof, the Participating Interests of De Beers and MPV shall be automatically adjusted such that De Beers shall have a 30% Participating Interest and MPV shall have a 70% Participating Interest; and

(v)   a Participant's Participating Interest shall also be adjusted from time to time pursuant to the provisions of Sections 11.1(d), 11.2 and 12.6(b)(i) hereof.

It shall not be necessary for the Participants to execute and deliver transfers or assignments of their Participating Interests in order for the adjustments in Participating Interests contemplated by this Section 7.1 to be valid and effective.

(b)   Where the Participating Interest of a party is subject to adjustment pursuant to Section 7.1(a)(v) hereof, it shall automatically be increased or decreased in accordance with the following formula:

Adjusted Participating

Interest of a Party $= [(P.E. + C.E.) / (T.P.E. + T.C.E.)] \times 100$

Where:

P.E. = the Participant's Participating Interest (before adjustment) x T.P.E.

C.E. = the total amount of money spent by a Participant with respect to the current Joint Venture Expenses

T.P.E. = the total amount of money spent by the Participants in respect of Joint Venture Expenses excluding T.C.E.

T.C.E.   =   the total amount of money spent by all Participants with respect to the current Joint Venture Expenses

For purposes of calculating the adjustments required under this Section 7.1(b) only and not for the purpose of calculating the amount of Joint Venture Expenses to be repaid to Participants under Section 11.3, the following shall apply:

(i)   upon completion of the Feasibility Study commissioned by the Management Committee pursuant to Sections 9.1(b), 9.1(c) and 9.1(d) hereof, the aggregate of all Joint Venture Expenses paid by all Participants in carrying out Exploration Work and Development Work on the Property up to the date of such completion including, without limitation, those costs referred to in Schedule "F" shall be deemed to have been spent by the Participants in the following proportions: De Beers – 55% and MPV – 45%;

(ii)   if Management Committee approves the execution of the necessary Development work for a First Mine on the Property as referred to in Section 9.2(d) hereof, then the aggregate of all Joint Venture Expenses paid by all Participants in carrying out Exploration Work and Development Work on the Property up to the 90th day after the Commencement of Commercial Production from such First Mine (the "Final Date") including, without limitation, those costs referred to in Schedule "F" shall be deemed to have been spent by the Participants in the following proportions: De Beers – 60% and MPV – 40%;

(iii)   after the Final Date the aggregate of all Joint Venture Expenses paid by a Participant in carrying out Exploration Work and Development Work on the Property from time to time shall be the aggregate of the amount of Joint Venture Expenses deemed to have been spent by such Participant under Section 7.1(b)(ii) plus those amounts actually paid by such Participant on account of Joint Venture Expenses on the Property during the period following the Final Date to the date of calculation; and

(iv)   Joint Venture Expenses paid by Participants in carrying out Development Work shall not include those Joint Venture Expenses in respect of Development Work for a First Mine on the Property the financing of which is arranged by De Beers or any of the other Participants by way of third party borrowings pursuant to Section 11.1(c) hereof.

(c)   No adjustment to any Participating Interest pursuant to the provisions hereof shall affect the validity of any vote taken by the parties on the basis of their Participating Interests prior to such adjustment. As soon as reasonably possible after the completion of each Operating Year the Operator shall provide the parties with a written statement specifying the Participating Interests of all of the parties and particulars regarding the determination of same in the event the Participating Interests have been adjusted in accordance with this provision during or after the said Operating Year.

7.2   Conversion of Participating Interest

Anything in this Agreement to the contrary notwithstanding, if the Participating Interest of any Participant is reduced in accordance with the provisions of this Agreement to 5% or less then such Participating Interest shall automatically and without any further act by or on behalf of any of the parties, be converted into and become a 2.5% net profit royalty calculated in accordance with Schedule "C" hereto (the "**Net Profit Royalty**") and the Participating Interest so converted shall be transferred to the remaining Participants proportionately to their respective Participating Interests. If a Participant assigns part of its Participating Interest in accordance with the terms of this Agreement to a third party, the percentage Participating Interest to which the Participant's and the assignee's Participating Interest must be diluted prior to its Participating Interest being converted to a Net Profit Royalty shall remain at 5% for each of them and the percentage of the Net Profit Royalty to which the assigning Participant's or assignee's Participating Interest will be converted shall be that derived by multiplying the percentage of the Net Profit Royalty to which the assigning Participant's Participating Interest would have been converted prior to such assignment by the fraction, the numerator of which is the Participant's Participating Interest immediately after the assignment and the denominator of which is the assigning Participant's Participating Interest immediately prior to such assignment, and such shall be applied in like fashion for any additional assignments.

The Net Profit Royalty will be calculated and payable semi-annually in arrears within 90 days of the end of the period and will be audited annually by the Operator within four months of the year end with any adjustments revealed by such audit being made promptly. No such conversion into a Net Profit Royalty shall relieve the Participant whose Participating Interest is subject to such conversion of any of its obligations or liabilities which are undischarged at the time of such conversion unless all Participants so agree in writing.

Any time within the first five years after the Net Profit Royalty comes into existence, one or more Participants may elect by notice in writing to the holder of such royalty not later than 90 days prior to the end of any calendar year to purchase, proportionately according to their Participating Interests or otherwise as they may agree, the Net Profit Royalty as of January 1 of the next following calendar year for an amount equal to the aggregate Net Profit Royalty projected to be payable over the next following five years commencing on such January 1. Upon the giving of such notice, the holder of the Net Profit Royalty shall be obligated to sell and the Participants making the election shall be obligated to purchase the Net Profit Royalty for such purchase price. The purchasing Participants and the Net Profit Royalty holder shall meet in good faith with a view to reaching agreement on such purchase price and if they are unable to reach such agreement within 60 days any one of them may refer the matter to arbitration in accordance with Article 15 hereof.

The Net Profit Royalty shall be non-assignable for the first five years after it comes into existence and if one or more Participants does not so elect to purchase the Net Profit Royalty within such five years as aforesaid, the Net Profit Royalty shall thereafter become assignable by the holder but only in whole and not in part.

For greater certainty, the Participating Interest held by MPV, as Trustee, on behalf of itself and CV shall be treated as a single Participating Interest and should that Participating Interest be converted to a 2.5% Net Profit Royalty, such royalty shall be held by MPV, as Trustee, on behalf of itself and CV.

ARTICLE 8
EXPLORATION WORK

8.1   Exploration Work

(a)   The parties acknowledge that the Joint Venture has spent at least three million dollars ($3,000,000) as Joint Venture Expenses on Exploration Work on the Property, during the period commencing March 8, 2000 and ending on December 31, 2001.

(b)   The Management Committee shall determine the nature and extent of all Exploration Work to be carried out on the Property;

(c)   Where the Management Committee approves the execution of Exploration Work on the Property, the Chairman of the Management Committee shall inform the Operator of the Management Committee's decision and the Operator shall, pursuant to Section 6.1(a) hereof, submit a Plan and Budget in respect of the Exploration Work to the Management Committee outlining its proposed activities and expenditures. Thereafter, a Management Committee meeting shall be called on not less than 14 days notice to consider the Plan and Budget of the Operator and any submissions from the Participants. Details of the Plan and Budget shall be sent with the notice calling the meeting. If the said Plan and Budget is approved by the Management Committee, Exploration Work shall be forthwith commenced on the Property as a Joint Venture Expense. The Management Committee shall have the right to amend the said Plan and Budget from time to time;

ARTICLE 9
DEVELOPMENT WORK

9.1 **Review of First Desk Top Study**

(a) The First Desk Top Study will, unless deferred by agreement among the parties, be updated and reviewed by the Management Committee at least once annually commencing in 2002 with the last such review being in 2004. These reviews will have regard, among other things, to changes in diamond resources on the Property or diamond prices where such changes would reasonably be expected to have a favourable impact on the IRR determined in the First Desk Top Study;

(b) If the Management Committee determines that the First Desk Top Study as updated and reviewed pursuant to Section 9.1(a) concludes that there is a reasonable probability that a First Mine can be constructed and operated on the Property which will achieve at least a Fifteen Percent IRR, then the Participants shall cause the Management Committee to commission either a Pre-Feasibility Study or a Feasibility Study with respect to the construction and operation of a First Mine on the Property and the failure by the Management Committee to do so shall cause a Conversion Event to occur;

(c) The Pre-Feasibility Study referred to in Section 9.1(b) shall be reviewed by the Management Committee and if it determines that the Study concludes that there is a reasonable probability that a First Mine can be constructed and operated on the Property which will achieve at least a Fifteen Percent IRR, then the Participants shall cause the Management Committee to commission a Feasibility Study with respect to the construction and operation of a First Mine on the Property and the failure by the Management Committee to do so shall cause a Conversion Event to occur;

(d) MPV may at any time up to the Management Committee's commissioning of a Pre-Feasibility Study pursuant to Section 9.1(b) hereof at its own expense, commission its own Pre-Feasibility Study with respect to the viability of constructing and operating a First Mine on the Property. If such Study concludes that there is a reasonable probability that a First Mine can be constructed and operated on the Property which will achieve a Fifteen Percent IRR, then the Management Committee shall review such Study. If after such review De Beers can demonstrate that there is not a reasonable probability that such a Fifteen Percent IRR can be achieved, then the matter shall not proceed further. If after such review De Beers cannot demonstrate that there is not a reasonable probability that such a Fifteen Percent IRR can be achieved, then the Participants shall cause the Management Committee to commission a Feasibility Study with respect to the construction and operation of a First Mine on the Property and the failure by the Management Committee to do so shall cause a Conversion Event to occur; and

(e)   Any update and review of the First Desk Top Study pursuant to Section 9.1(a) and any Pre-Feasibility Study emanating from it shall include an evaluation of the mining of all categories of kimberlite orebodies, including pipes, sills and dykes, in the Kennady Lake Area of the Property and elsewhere on the Property if such is required, with a view to evaluating whether such orebodies can be profitably mined as a single mining operation with a Fifteen Percent IRR.

9.2   Feasibility Study and Development Work

(a)   Where the Management Committee approves the commissioning of a Feasibility Study pursuant to Sections 9.1(b), 9.1(c) or 9.1(d) hereof, the Chairman of the Management Committee shall inform the Operator of the Management Committee's decision and the Operator shall, pursuant to Section 6.1(a) hereof, submit a Plan and Budget in respect of the Development Work to the Management Committee outlining its proposed activities and expenditures. Thereafter a Management Committee meeting shall be called on not less than 14 days notice to consider the Plan and Budget and any submissions from the Participants. Details of the Plan and Budget shall be sent with the notice calling the meeting. If the said Plan and Budget are approved by the Management Committee, the Development Work shall be forthwith commenced on the Property as a Joint Venture Expense. The Management Committee shall have the right to amend the said Plan and Budget from time to time.

(b)   Upon completion of the Feasibility Study referred to in Section 9.2(a) hereof, copies of it shall be given to the Participants and to the Management Committee. The Management Committee shall meet not less than 30 and no more than 90 days following receipt of such Feasibility Study. The Management Committee shall decide whether such Feasibility Study requires revision or clarification and upon satisfactory completion of such revisions or clarifications, if any, it shall be approved by the Management Committee.   The Management Committee shall then consider the findings and recommendations of such Feasibility Study as it may have been revised.

(c)   If the Management Committee determines that the Feasibility Study referred to in Section 9.2(a) hereof does not conclude that there is a reasonable probability that a First Mine can be constructed and operated on the Property which will achieve at least a Fifteen Percent IRR, then the Management Committee shall give notice of such determination to the parties.   Thereafter the Management Committee shall determine what actions should be taken with respect to the Property.

(d)   If the Management Committee determines that the Feasibility Study referred to in Section 9.2(a) hereof concludes that there is a reasonable probability that a First Mine can be constructed and operated on the Property which will achieve at least a Fifteen Percent IRR, then the Participants shall cause the Management Committee to approve the execution of the necessary Development Work for such a First Mine and the failure to do so shall cause a Conversion Event to occur.

(e)   If the Management Committee approves the execution of the necessary Development Work for such a First Mine under Section 9.2(d) hereof, the Management Committee shall notify the Operator and the Operator shall, pursuant to Section 6.1(a) hereof, submit a Plan and Budget in respect of the Development Work to the Management Committee outlining its proposed activities and expenditures. Thereafter a Management Committee meeting shall be called on not less than 30 and no more than 90 days notice to consider the Plan and Budget of the Operator and any submissions from the Participants. A copy of the Plan and Budget shall be sent with the notice calling the meeting. The Management Committee shall settle such Plan and Budget and the Development Work shall be commenced on the Property as soon as reasonably possible.

9.3   Subsequent Feasibility Studies and Development Work

(a)   Except for the Feasibility Study commissioned by the Management Committee pursuant to Sections 9.1(b), 9.1(c) or 9.1(d) hereof and any Development Work and Production resulting therefrom, the Management Committee shall determine the commissioning and timing of any Development Work and Production on the Property and the provisions of this Section 9.3 shall apply.

(b)   If the results of Exploration Work conducted on any portion of the Property are such that in the Operator's judgment Development Work ought to be considered, then the Operator may present to the Management Committee a proposal for such Development Work. A meeting of the Management Committee shall be called to consider the proposal on not less than 30 days notice after receipt of such proposal. Details of the proposal shall be sent with the notice calling the meeting.

(c)   The findings and recommendations contained in any Desk Top Study, Pre-Feasibility Study or Feasibility Study shall be considered by the Management Committee at a meeting to be held not less than 30 nor more than 90 days following receipt by the Participants of the completed study. The Management Committee shall decide whether the study requires revision or clarification and upon satisfactory completion of all such revisions or clarifications, if any, the study shall be approved by the Management Committee. The Management Committee shall consider the findings and recommendations of such study or revised study and decide whether Development Work should be commenced in respect of the Property.

(d)   If the Management Committee approves the commencement of Development Work in respect of the Property, the Chairman of the Management Committee shall inform the Operator of the Management Committee's decision and the Operator shall, pursuant to Section 6.1(a) hereof, submit a Plan and Budget in respect of the Development Work to the Management Committee outlining its proposed activities and expenditures.   Thereafter, a Management Committee meeting shall be called on not less than 30 nor more than 90 days notice to consider the Plan and Budget of the Operator and any submissions from the Participants. A copy of the Plan and Budget shall be sent with the notice calling the meeting. The Management Committee shall settle such Plan and Budget and the Development Work shall be commenced on the Property as soon as reasonably possible.

9.4   Mining Lease

When the mining claims comprising the Property reach their tenth anniversary date, the Participants, as undivided co-owners, shall cooperate and take all necessary steps to obtain a mining lease of the Property or relevant portion thereof determined by the Management Committee, which mining lease will be held by the Operator in trust for the Participants as their respective interests may, from time to time, appear.

9.5   Security for Obligations

Prior to commencing any Exploration Work, Development Work or Production, the Management Committee may require any Participant who is obliged to contribute to the Joint Venture Expenses to be incurred in respect thereof to provide satisfactory evidence of its ability to fund such contribution, which evidence may be in the form of a letter of credit issued by a Canadian chartered bank in an amount not less than 110% of the Participant's estimated Cost Share of the Plan and Budget for such Exploration Work or Development Work and having a term of not less than the expected duration of the Plan and Budget plus 90 days.

9.6   Environmental Responsibility

De Beers shall have no responsibility or liability for any environmental pollution on or damage to the Property existing as at March 6, 1997 and prior thereto and the MPV Group hereby agrees to indemnify and save De Beers fully harmless from any obligation or liability arising from such environmental pollution or damage to the Property. Any repair of environmental damage or pollution caused after March 6, 1997 shall be treated as a Joint Venture Expense and borne by the Participants pursuant to their obligations under this Agreement to pay Joint Venture Expenses.

9.7   **Inukshuk Capital Ltd. and Canamera Geological Ltd.**

The MPV Group acknowledges that it has settled its outstanding differences with Inukshuk Capital Ltd. ("Inukshuk") and Canamera Geological Ltd. ("Canamera") and agrees that it will indemnify and save De Beers harmless from any claim that may be made by Canamera or Inukshuk or by any party through Canamera or Inukshuk arising out of any contractual relationship between Canamera or Inukshuk and 444965 B.C. Ltd., Glenmore Highlands Inc., or a member of the MPV Group, prior to the date hereof.


ARTICLE 10
PRODUCTION


10.1   **Annual Plans and Budgets**

The Operator shall, commencing with the Commencement of Commercial Production, submit to the Management Committee annual Plans and Budgets respecting activities required to continue with or complete, as the case may be, Production. A Management Committee meeting shall be called not less than 14 nor more than 60 days after receipt by the Participants of copies of such Plans and Budgets to consider the submissions from the Operator and any submissions from the Participants and to approve such annual Plans and Budgets. All expenses incurred for or on account of such Plans and Budgets shall be Joint Venture Expenses.

10.2   **Disposal of Minerals**

(a)   All minerals produced in Commercial Quantities from any Mine on the Property by the Joint Venture will be taken by the parties in kind in proportion to their respective Participating Interests in the Joint Venture subject to the following:

         (i)   all diamonds recovered from the Property during exploration will remain in the possession of the Operator pending ultimate disposition of them by the Operator. Prior to such disposition and while in the Operator's possession, such diamonds may be examined by the other Participants under conditions reasonably imposed by the Operator which will insure preservation of the security for identification and integrity of the diamonds. Any such diamonds in the Operator's possession when it ceases to be the Operator shall be separated according to size, weight, colour and clarity, divided proportionately among the Participants according to their respective Participating Interests and delivered to the Participants;

         (ii)   the Operator is hereby authorized and instructed to enter into an agreement with DCS, on behalf of the Participants, providing that all diamonds recovered from the Property in Commercial Quantities will be sold by the Operator on behalf of the

Participants to the DCS or otherwise as the DCS may direct, on standard terms and conditions in force in current contracts between the DCS and other producers incorporating the principles set forth in Schedule "G" hereto. The valuer referred to in the sales agreement shall be a person of good character and reputation, who is familiar with the operations of the DCS, who can act independently and who has no conflict of interest which may affect its role. So long as the Participants other than De Beers have not less than a 33-1/3% aggregate undivided interest in the Property, they shall have the right to appoint the valuer provided they establish that such valuer meets all of the criteria set forth in the preceding sentence. If the aggregate undivided interest of the Participants other than De Beers in the Property falls below 33-1/3%, De Beers shall have the right to appoint such valuer; and

(iii)   all minerals other than diamonds recovered from the Property in commercial quantities will be disposed of by each of the Participants as it may see fit.

ARTICLE 11
FINANCING JOINT VENTURE EXPENSES

11.1   Financing

(a)   Except as otherwise provided in this Section 11.1 and Section 11.2 hereof, the costs in respect of all Exploration Work, Development Work and Production carried out by the Joint Venture on the Property shall be treated as Joint Venture Expenses and shall be paid by the Participants in accordance with Section 3.5(a) hereof. The parties acknowledge and agree that Schedule "F" sets out some but not all of the costs of Exploration Work and Development Work on the Property incurred by De Beers as Operator and paid by the Participants up to March 8, 2000.

(b)   All Joint Venture Expenses incurred in respect of Exploration Work and Development Work during the period commencing on March 8, 2000 and ending on the Final Date shall be paid for or the financing thereof arranged by De Beers.

(c)   Any financing in respect of Exploration Work and Development Work arranged by De Beers in connection with the construction and operation of the First Mine on the Property pursuant to Section 11.1(b) may be arranged by De Beers by way of third party borrowings which may be secured by a mortgage, charge or other encumbrance on the Property and assets of the Joint Venture in which event De Beers shall, if it is able to do so on commercially reasonable terms, arrange for such borrowings to be with recourse to the Joint Venture Property only and not to the Participants personally and to the extent that it is not able to do so on commercially reasonable terms, such borrowings shall be with recourse to the Joint Venture Property and to the Participants personally. Any such mortgage, charge or encumbrance shall constitute a paramount first, fixed and specific and/or floating charge on all or any portion of the property and assets of the Joint Venture including the Property and shall rank in priority to all other Security Interests on such property and assets and the Participants agree to execute and deliver the necessary postponement and subordination agreements to give effect to such priority. Each of the Participants hereby irrevocably nominates, constitutes and appoints De Beers as its attorney for the purposes of this Section 11.1(c), with full power of substitution to execute and deliver all necessary grants, conveyances, mortgages, charges, postponements and subordination agreements or other deeds or documents necessary to give effect to such Security Interests and their priority on its behalf and on behalf of the Joint Venture and each Participant will execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section. Such powers of attorney are acknowledged by each Participant to be coupled with an interest, shall not be revoked by the dissolution, winding up, surrender of charter, bankruptcy or insolvency of the Participant and may be exercised by the officers of any successor or permitted assign of De Beers.

(d)   The funding of all Joint Venture Expenses in respect of Exploration Work, Development Work and Production, including, without limitation, the financing of all operating and non-operating costs of any producing Mine on the Property, carried out by the Joint Venture on the Property subsequent to the Final Date, shall be from the cash flow from the operation of such First Mine after full provision for all operating and non-operating costs, including, without limitation, all third party debt obligations incurred prior to such Commencement of Commercial Production ("Available Cash Flow") and to the extent there is insufficient or no Available Cash Flow, such funding shall not be arranged by De Beers but shall be paid as a Joint Venture Expense by each of the Participants in proportion to its Participating Interest in accordance with Section 3.5(a) hereof.

If a third party lender insists that it receive repayment guarantees or completion or construction guarantees from the Participants or that the Participants establish a cost overrun escrow account in respect of Development Work or Production, then each Participant shall give such a guarantee or fund such an account but only in an amount or to an extent equal to its Participating Interest in the Joint Venture to be calculated after such Participant has given notice of its intention to participate or not to participate in the Development Work or Production.

If a Participant (the "Guaranteeing Participant") is required to give such a guarantee or to fund such a cost overrun escrow account in an amount which is greater than that percentage of

(i) the total amount to be guaranteed by the Guaranteeing Participant and the Participants for such Development Work or Production, or

(ii) the total amount to be funded in such cost overrun escrow account for such Development Work or Production,

equal to its Participating Interest in the Joint Venture (the amount by which it is greater being called the "Excess Amount"), then the other Participants shall pay to the Guaranteeing Participant quarterly commencing on the date the guarantee is given or the account is funded its proportion (based on its Participating Interest) of an amount equal to interest on such Excess Amount at a variable nominal rate per annum equal on each day to LIBOR as then in effect plus 5% compounded annually both before and after default and judgment. Such interest payments shall be secured by first charge on the Participant's share of annual Available Cash Flow from any Mine constructed on the Property.

If the Excess Amount becomes payable in whole or in part under the guarantee or from the cost overrun escrow account and is paid over to or to the order of the third party lender, then the Guaranteeing Participant shall give notice of such payment to the other Participants and each other Participant shall forthwith pay to the Guaranteeing Participant its proportion (based on its Participating Interest) of the amount equal to the Excess Amount so paid over to or to the order of the third party lender plus interest thereon from the date of such payment at a variable nominal rate per annum equal to on each day LIBOR as then in effect plus 5% compounded annually both before and after default and judgment. If any such Participant fails to make payment of such amount within 60 days of the giving of such notice, then such amount shall become costs actually contributed by the Guaranteeing Participant to the Joint Venture on account of Joint Venture Expenses and its Participating Interest in the Joint Venture shall be proportionately adjusted in accordance with Section 7.1 hereof. Upon such adjustment being made the Participant failing to make the payment shall cease to be indebted to the Guaranteeing Participant in respect of such amount.

11.2 Election to Not Participate

Notwithstanding Section 3.5(a) hereof, any Participant whose representative or alternate has voted against any matter requiring a Joint Venture Expense to be funded by the Participants under Sections 11.1(a) and 11.1(d) hereof may, within 10 days after the date of such approval by the Management Committee, give notice to the other Participants that it does not wish to pay its Cost Share thereof. If a Participant

("Non-Contributing Participant") gives such notice within such period, it shall not be entitled or obliged to pay its Cost Share of such Joint Venture Expense and if the other Participants proceed with such matter and pay the Joint Venture Expense in respect of it either pro rata in proportion to their Participating Interests or otherwise as agreed between them, then the Participating Interests of the Non-contributing Participant and the other Participants shall be adjusted in accordance with Section 7.1(b) hereof. If a Participant fails to give such notice within such period, it shall be deemed to have agreed to pay its Cost Share of such Joint Venture Expense in accordance with the terms of this Agreement.

11.3   Repayment of Joint Venture Expenses

All Joint Venture Expenses paid by the Participants hereunder shall be repaid to the Participants paying them as follows:

(a)   all Special Costs shall be repaid first to De Beers out of 100% of the Available Cash Flow from the First Mine and any subsequent Mine constructed on the Property with interest from the date such Special Costs were paid by De Beers at a variable nominal rate per annum equal on each day to LIBOR as then in effect plus 5% compounded annually both before and after default and judgment; and

(b)   after payment of such Special Costs, all Joint Venture Expenses actually paid by the Participants, shall be repaid to them pro rata according to Joint Venture Expenses actually paid by them, out of 90% of Available Cash Flow from the First Mine constructed on the Property with interest from the date such Joint Venture Expenses were paid by the Participants at a variable nominal rate per annum equal on each day to LIBOR as then in effect plus 4% compounded annually both before and after default and judgment; and

(c)   the remaining 10% of such Available Cash Flow shall be distributed to the Participants in proportion to their Participating Interests.


ARTICLE 12
LIABILITY OF PARTIES


12.1   Separate and Not Joint

The rights, duties, obligations and liabilities of the parties to each other under this Agreement and as Participants in the Joint Venture shall be several and separate and not joint or collective or joint and several. Each party shall be responsible only for its obligations herein set forth. It is not the intention of the parties to create a mining, commercial or other partnership or agency relationship between the parties and this Agreement shall not be construed so as to render the parties liable as partners or as creating a mining, commercial or other partnership. No party shall be or be deemed to be or shall hold itself out as the partner of any party, and no party shall be or be deemed to be or shall hold itself out to be the agent of any other party except in its capacity as Operator.

12.2   Ownership of Property

The Participants' ownership of beneficial interests in the Joint Venture Property shall be as co-owners in undivided shares according to their Participating Interests. No party shall in any way be obligated for the debts or obligations of the other parties.

12.3   Events of Default

A Participant shall be in default in the following events, each of which shall for purposes of this Agreement, constitute an "Event of Default":

(a)   if the Participant defaults in the due and punctual payment of its Cost Share or any other monies payable under this Agreement when same shall become due and payable;

(b)   if the Participant defaults in the performance or observance of any other covenant or term contained in this Agreement to be performed or observed by it;

(c)   if the Participant institutes voluntary liquidation, dissolution or winding-up proceedings or takes any voluntary proceeding pursuant to any statute relating to bankruptcy, insolvency or reorganization of debts to be adjudicated bankrupt or for any other relief, or makes an assignment for the benefit of creditors, or if a receiver, manager, receiver and manager, trustee or liquidator or any other Person with similar powers is appointed with respect to property or assets of the Participant which includes all or any part of the Participating Interest of the Participant and such appointment is not terminated within 7 days, or if a court of competent jurisdiction adjudges the Participant to be bankrupt or makes an order requiring the liquidation, dissolution or winding-up of the Participant or if the corporate existence of the Participant is otherwise terminated; or

(d)   if a judgment for the payment of money in excess of One Hundred Thousand Dollars ($100,000.00) is rendered against the Participant which may be enforced against property in the Northwest Territories, and the Participant does not discharge the same or provide for the discharge thereof in accordance with its terms or does not procure a stay of execution thereof within 60 days from the date of the entry thereof, or does not, within the said period of 60 days or such longer period during which execution on such judgment shall have been stayed, appeal therefrom or from the order, decree or process upon which or pursuant to which the said judgment shall have been granted, passed or entered and cause the execution thereof to be stayed during such appeal, or if, on the final appeal being taken, such order, decree or process is affirmed, the

Participant does not discharge such judgment or provide for its discharge in accordance with its terms within 60 days after the entry of the order or decree or affirmation.

12.4   Default Notice

(a)   If any Participant claims that there has been an Event of Default committed by or affecting any other Participant, the Participant making such claim shall give to the Participant alleged to be in default a notice (a "Default Notice") and in the Default Notice shall designate the alleged Event of Default. A copy of the Default Notice shall also be given to all other Participants at such time.

(b)   The Participant alleged to be in default shall, if there is a default:

(i)   remedy such default within 30 days after the giving of the Default Notice; or

(ii)   if the default is capable of remedy but not within such period of time, promptly commence and diligently continue thereafter to remedy such default on a timely basis.

12.5   Security for Performance

To secure the performance of the obligations of each Participant under this Agreement and the due and punctual payment by each Participant of its Cost Share and any other monies payable under this Agreement when the same shall become due and payable, each Participant does hereby grant to the others, jointly, a Security Interest in and does hereby grant, mortgage and charge to and in favour of the other Participants (*pari passu* amongst the other Participants irrespective of any registration or perfection which might otherwise grant priority to one Participant over another) all of the following:

(a)   the share of minerals of such Participant; and

(b)   the Participating Interest of such Participant.

The encumbrance hereby created shall in no way hinder or prevent a Participant at any time or from time to time, until such encumbrance has become enforceable pursuant to Section 12.6 hereof, from:

(c)   subject to the provisions of this Agreement, selling, assigning, transferring, conveying or otherwise disposing of all or any part of its share of diamonds, free from such encumbrance, in the ordinary course of its business and for the purpose of carrying on the same;

(d)   selling, assigning, conveying, transferring or otherwise disposing of all or an undivided part of its Participating Interest but only in accordance with to the provisions of this Agreement; or

(e)   granting an encumbrance referred to in Section 3.4 hereof, and any such encumbrance may rank in priority to the encumbrance hereby created,

provided that any such action is not in breach of any express provision of this Agreement.

12.6   Remedies on Default

If a Default Notice is given and if the Participant in default does not proceed in the manner contemplated in Section 12.4(b)(i) or (ii) hereof or if the Event of Default is not capable of remedy, the security constituted by Section 12.5 hereof shall become enforceable and the Participants not so in default (the "Non-defaulting Participants") shall have the following rights and remedies:

(a)   if the Event of Default is of the nature referred to in Section 12.3(a) hereof or is another Event of Default, the defaulting Participant shall, during the period of the continuance of the Event of Default:

   (i)   have no right to attend meetings or to participate in decisions of the Management Committee or any subcommittee thereof, the activities of which shall be conducted as if the only members of the Management Committee and of the subcommittees thereof were those Persons appointed to act as representatives of the Non-defaulting Participants and any decision made by such Persons shall be deemed to have been duly made unless the Non-defaulting Participants can be shown to be acting contrary to reasonable financial or good Canadian mining practice;

   (ii)   have no right to exercise any of the rights to which it would otherwise have been entitled under Article 13 hereof; and

   (iii)   have no right to receive its share of minerals;

(b)   if the Event of Default is of the nature referred to in Section 12.3(a) hereof, the Non-defaulting Participants shall have the right from time to time to either elect to pay on behalf of the Participant in default or to advance to the Operator an amount equal to the Cost Share of the defaulting Participant or other payment in arrears. The Non-defaulting Participants shall make any such payment or advance in such proportions as they may agree or failing agreement *pro rata* according to their respective Participating Interests at the time. In any such case:

   (i)   if a Non-defaulting Participant or the Non-defaulting Participants elect to pay the Cost Share of the defaulting Participant on its behalf, the Participating Interest of the defaulting Participant shall be adjusted in accordance with the provisions of Section 7.1(b) hereof and the Non-defaulting Participants shall have no rights to be reimbursed by the Participant in default for such amounts;

(ii)   if the Non-defaulting Participants elect to advance amounts to the Operator to fund payments in arrears, the defaulting Participant shall forthwith pay to the Non-defaulting Participants an amount equal to the amounts so advanced by them respectively plus interest at a variable nominal rate per annum equal on each day to LIBOR as then in effect plus 4% compounded annually until paid both before and after default and judgment provided that if applicable law requires that a lesser rate be paid such lesser rate shall apply; and

(A)   with or without taking possession, the Non-defaulting Participants shall be entitled to sell, free and clear of the Security Interest created under Section 12.5 but in accordance with the terms of any other Security Interests created in accordance with this Agreement, all or part of the minerals pledged and charged by the defaulting Participant pursuant to Section 12.5(a) hereof, to the DCS either as a whole or in separate parcels, in such manner, at such times and places and upon such terms and conditions as the Non-defaulting Participants shall determine;

(B)   with or without taking possession, the Non-defaulting Participants shall be entitled upon 90 days prior written notice given to the defaulting Participant, to sell free and clear of the Security Interest created under Section 12.5 but in accordance with the terms of any other Security Interests created in accordance with this Agreement all or an undivided part of the Participating Interest pledged and charged by the defaulting Participant pursuant to Section 12.5(b) hereof, in such manner, at such time and upon such terms and conditions as the Non-defaulting Participants shall determine; and

(C)   subject to clause (iv) of this Section 12.6(b), the net proceeds from any sale effected pursuant to this clause (ii) shall be applied to the extent required to discharge the payment obligations of the defaulting Participant hereunder and the balance, if any, of such proceeds shall be paid to the defaulting Participant;

(iii)   all monies paid or applied in satisfaction of amounts owing to the Non-defaulting Participants under this Section 12.6(b) shall be applied firstly to satisfy interest owing on the amounts advanced pursuant to Section 12.6(b)(ii) hereof and thereafter to such amounts so advanced;

(iv)   upon payment of all amounts owing by a defaulting Participant under this Section 12.6(b) and otherwise hereunder, the defaulting Participant shall cease to be a defaulting Participant and, to the extent of the Participating Interest (if any) of the defaulting Participant at such time, shall be entitled to resume full exercise of its rights hereunder, provided that such Participant is not otherwise in default hereunder in such manner that the rights and remedies contained in this Section 12.6 are then applicable;

(c)   subject as hereinafter provided in this Section 12.6(c), if the Event of Default is of the nature referred to in Sections 12.3(a), 12.3(b), 12.3(c) or 12.3(d) hereof, and if the Event of Default if capable of being remedied has not been remedied by or on behalf of the defaulting Participant within one hundred and eighty (180) days from the time when the remedies set forth in this Section 12.6 first become available or if the Event of Default is incapable of being remedied, then the Non-defaulting Participants shall have the right, to be exercised by written notice to the defaulting Participant at any time during the continuation of the Event of Default, to elect to purchase all of the Participating Interest of the defaulting Participant at a purchase price equal to 90% of the fair market value thereof as of the date of such notice, such fair market value to be established by agreement within 90 days from the giving of the notice or, failing agreement within those 90 days, as determined by arbitration in accordance with Article 15 hereof. The Non-defaulting Participants shall have the right to purchase the Participating Interest of the defaulting Participant in such proportions as they may agree or failing agreement, pro rata, according to their respective Participating Interests at the time. Any amounts which, as of the closing, are owing by the defaulting Participant to the Non-defaulting Participants in respect of any expenses or costs incurred by the Non-defaulting Participants on behalf of the defaulting Participant relating to the Joint Venture, shall be deducted from the purchase proceeds payable to the defaulting Participant under this Section 12.6(c). Such amount of the purchase proceeds shall be paid to the Non-defaulting Participants and applied to such amounts owing to the Non-defaulting Participants in this Section 12.6(c).

If notice under this Section 12.6(c) is given, the defaulting Participant shall sell its Participating Interest to the Non-defaulting Participant or Participants as contemplated herein and the provisions of this Section 12.6(c) shall apply to the purchase and sale. Notwithstanding Section 12.9 hereof, if the Non-defaulting Participants proceed in the manner stated in this Section 12.6(c), such Participants shall be deemed to have exercised the right contained herein in lieu of all other rights, at law or in equity, against the defaulting Participant by reason of the Event of Default. The right of the Non-defaulting Participants contained in this Section 12.6(c) to purchase at a discount is not intended to impose a penalty upon the defaulting Participant, but rather all parties agree that the stated discount from fair market value is a genuine pre-estimate of the minimum liquidated damage which would be suffered by the Non-defaulting Participants in such event, bearing in mind the disruptive effect which a prolonged Event of Default would have upon the Joint Venture.

The following provisions shall also apply to this Section 12.6(c):

(i)   the Non-defaulting Participant or Participants shall pay the purchase proceeds payable to the defaulting Participant under this Section 12.6(c) by certified cheque or bank draft, or such other form of payment as is acceptable to all Persons concerned, at a closing to be held 45 business days after the determination of the purchase price;

(ii)   if any interest of the defaulting Participant in any agreement is assigned or transferred to one or both of the Non-defaulting Participants as a part of the transaction of sale under this Section 12.6, the defaulting Participant shall fulfill all of its obligations thereunder to the date of the closing and shall indemnify the Non-defaulting Participants in respect of all such obligations. The purchasing Non-defaulting Participant or Participants shall fulfill all obligations of the defaulting Participant under such agreements, which arise from and after the closing date, and shall indemnify the defaulting Participant in respect of all such obligations;

(iii)   at the closing, the defaulting Participant shall deliver such assignments, transfers and other assurances as may reasonably be required to assure the Non-defaulting Participants that the Participating Interest sold by the defaulting Participant has been conveyed, free and clear of all encumbrances, other than Security Interests created in accordance with this Agreement, and provided that if any mortgage, charge or lien in favour of a contractor in respect of the Property exists as of closing date, the Non-defaulting Participants shall be entitled to withhold from the amount otherwise payable to the defaulting Participant an amount equal to the defaulting Participant's proportionate share on account of such mortgage, charge or lien (such sum referred to herein as the "Holdback"). Until disbursed or applied as provided for herein, the Non-defaulting Participants shall invest the Holdback in an interest-bearing account with a Schedule I *Bank Act* (Canada) chartered bank or in a short-term investment instrument issued by such a chartered bank or by a federal or provincial government in Canada as the Non-defaulting Participants may in its discretion determine. It is acknowledged that the Non-defaulting Participants shall have no liability for failing to obtain any specified rate or minimum rate of return or to obtain the highest rate of return available on the Holdback, its sole obligation being to account for interest actually earned thereon. For a period of five (5) years following the closing, the Non-defaulting Participants shall be entitled to set-off and deduct from the Holdback and apply such amounts as may be necessary from time to time to satisfy the defaulting Participant's proportionate share of any such mortgage, charge or lien in favour of a contractor in respect of the Property. On the fifth anniversary of the closing, the Non-defaulting Participants shall pay to the defaulting Participant the balance remaining, if any, of the unapplied Holdback.

12.7 Further Assurances

From time to time the Participants shall execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto for any one or more of the following purposes:

(a) confirming, better evidencing, perfecting or publishing the encumbrance referred to in Section 12.5 hereof;

(b) amplifying the description of any property hereby made subject to an encumbrance;

(c) confirming that the Security Interest on the property referred to in Section 12.5 hereof is subordinated and subject to the priority of any Security Interest contemplated by Section 3.4 hereof; and

(d) registering or filing any notice or other document that may be necessary or desirable to protect or preserve the rights and priorities of the Participants under this Article 12.

12.8 Liability

Except as provided in Section 6.2 hereof no party shall be liable to any other party in respect of Consequential Damages arising out of any Event of Default or indemnity hereunder.

12.9 Other Remedies

Subject to Section 12.6(c) and notwithstanding this Article 12, the Non-defaulting Participants shall have any other rights and remedies available at law or in equity, which may be exercised in the alternative, concurrently or cumulatively. No delay or omission by any Non-defaulting Participant in exercising its rights and remedies hereunder shall operate as a waiver thereof or of any other right or remedy and no single or partial exercise thereof shall preclude any other future exercise thereof or exercise of any other right or remedy.

ARTICLE 13
TRANSFERS

13.1　　　　**Right of Refusal On Transfers**

If a Participant (hereafter in this Section 13.1 called the "Vendor") shall wish to sell, assign, transfer, convey or otherwise dispose of (the "Transfer") all or part of or any interest in its Participating Interest (herein collectively called the "Offered Interest") at any time during the currency of this Agreement, it shall do so only if it has a bona fide written offer of purchase from a third party (the "Third Party Offer") which the Vendor wishes to accept and then the other Participants shall be entitled to a right of refusal in respect thereof as follows:

(a)　　　the Vendor shall give written notice (hereafter called the "Offering Notice") to the other Participants (the "Offerees") of the Vendor's desire to sell the Offered Interest to the Offerees on the same terms and conditions as those in the Third Party Offer. The Offering Notice shall describe the Offered Interest and all other pertinent terms and conditions of the intended Transfer and shall be accompanied by (i) a copy of the Third Party Offer, and (ii) particulars known by the Vendor of who directly or indirectly controls such third party;

(b)　　　the offer constituted by an Offering Notice shall be open for acceptance for a period of 60 days following the giving of the Offering Notice (herein the "Acceptance Period") by written notice given by the purchasing Offeree or Offerees, and the Offering Notice shall be irrevocable during the Acceptance Period;

(c)　　　if any part of the consideration payable by the third party under the Third Party Offer is other than cash, then the Offerees shall have the option of paying to the Vendor cash in an amount equivalent to such non-cash consideration. If the Vendor and the Offerees cannot agree on the amount of such cash within the Acceptance Period, then the matter shall be settled by arbitration pursuant to Article 15 and the Acceptance Period and all time periods for performance under this Section 13.1 shall be extended by a period of time equal to the period of time it takes to finally determine the matter pursuant to such arbitration;

(d)　　　if the relevant Offeree or Offerees have not agreed to purchase the Offered Interest during the Acceptance Period, then the Vendor shall be entitled to sell the Offered Interest to the third party within a period of 120 days after the expiration of the Acceptance Period at the price and upon the other terms and conditions contained in the Third Party Offer;

(e)　　　if the Vendor does not complete the sale to the third party pursuant to Section 13.1(d) within such 120 day period, then the other Participants' right of first refusal shall be deemed to be revived and any subsequent proposed Transfer shall be subject to the terms and provisions of this Section 13.1;

(f)   if any law, regulation or policy of general application of any government in Canada requires the prior approval of such government or any department or agency thereof to permit an acquisition contemplated above, the acceptance may be conditional on such approval, provided that the Person intending to acquire the interest diligently pursues all reasonable measures to obtain such approval or authorization; and

(g)   this Section 13.1 shall not apply to any conveyance resulting from the application of the remedial provisions of any Security Interest permitted by Sections 3.4 or Article 12 hereof by the holder of such Security Interest (subject to the rights of the other Participants as referenced in Section 3.4(b) hereof).

It shall be a condition to the completion or validity of any sale of any Participating Interest to a third party under this Section 13.1, that such third party, in accordance with Section 13.3 hereof, executes a counterpart of this Agreement thereby agreeing to acquire the rights and benefits and to be bound by and to discharge the duties and obligations of the Vendor as if the third party were the Vendor.

13.2   Exempt Transfers

Notwithstanding Section 13.1 hereof, each Participant shall have the right to sell, transfer or otherwise dispose of all but not less than all of its Participating Interest:

(a)   to an Affiliate provided the transferee continues at all times to be an Affiliate of the original Participant and further provided that the original Participant and the Affiliate each provide legal and binding undertakings (in form and substance satisfactory to the other Participants) to the other Participants to the effect that: (i) so long as the Affiliate holds a Participating Interest, the Affiliate will remain an affiliate of such Participant; and (ii) prior to the Affiliate ceasing to be such, the Affiliate will transfer its Participating Interest back to such Participant; and

(b)   to another corporation by way of statutory amalgamation or arrangement provided such Participant or its shareholders receive a majority equity interest in the corporation resulting from such amalgamation or arrangement that is generally proportionate to the value of the assets transferred or disposed of to such corporation on such amalgamation or arrangement.

The transferee under any Transfer or the entity resulting from any amalgamation, arrangement or merger permitted by this Section 13.2 shall, as a condition to the effectiveness of such Transfer, amalgamation, arrangement or merger also agree in writing with all other Participants to be bound by the provisions of this Agreement including, without limitation, the provisions of this Article 13 and to assume and perform the obligations of the transferring, amalgamating, arranging or merging Participant(s).

In the case of a transfer to an Affiliate, the transferring Participant shall remain liable to cause the transferee to perform the obligations so assumed by it and for its failure to do so.

No transferor of a Participating Interest will be released from its obligations under this Agreement without the consent of all other Participants.

No Person may be admitted to the Joint Venture or shall be able to possess or exercise the rights of a Participant under this Agreement without the consent of all other Participants unless the provisions of this Section are strictly observed.

13.3   Transfer of Interest In Participating Interest

Any and all sales, assignments, transfers, conveyances or other dispositions made by any Participant (or its successors in interest) of its Participating Interest shall be subject to the terms, covenants and conditions of this Agreement and all applicable laws and regulations. The terms of this Agreement shall be deemed to be covenants running with the Participating Interest acquired hereunder and with all such sales, assignments, transfers, conveyances or other dispositions thereof. The Participants shall require any and all transferees of a Participating Interest to execute a counterpart of this Agreement thereby agreeing to acquire the rights and benefits and to be bound by and to discharge the duties and obligations of the transferring Participant (including under this Article 13) as if such transferee were such transferring Participant. No such sale, assignment, transfer, conveyance or other disposition shall relieve the transferring Participant of any of its obligations or liabilities which are undischarged at the time of such sale, assignment, transfer, conveyance or other disposition unless all Participants so agree in writing.

13.4   Minerals Other Than Diamonds

The parties acknowledge and agree that although the purpose of the Joint Venture is to prospect, explore for and develop minerals on the Property, the primary focus shall be with respect to diamonds. The parties agree that if minerals in commercial quantities are discovered on the Property other than diamonds, then a party's Participating Interest and its rights and obligations under this Agreement in respect of diamonds and in respect of minerals other than diamonds shall be held separately and distinctly from each other and shall be capable of being sold, transferred, assigned or made subject to a Security Interest in accordance with the terms of this Agreement, separately and distinctly, and the restrictions in this Agreement on a party's selling, transferring or assigning its Participating Interest or its rights and obligations under this Agreement including a Net Profit Royalty, shall apply to each such holding separately.

### 13.5	Partition

Each of the Participants hereby waives and renounces the benefit of all provisions of law, as now in effect or as enacted in the future, relating to actions for partition or sale of real and personal property and agrees that it will not resort to any action at law or in equity to partition or sell any real or personal property subject to this Agreement. This waiver and renunciation shall be in force for a period of 40 years or until the prior termination of this Agreement, which the parties agree is a reasonable period under the circumstances and the Participants may unanimously agree to renew this waiver and renunciation for a like period.

ARTICLE 14
ABANDONMENT

### 14.1	Abandonment

The Operator may from time to time abandon any part of the Property by ceding and transferring all right, title and interest in such part to MPV free and clear of any unpaid obligations to contractors engaged by it, as operator, to do work upon such part and in the case of any part of the Property so abandoned after the date hereof, with at least sufficient assessment work recorded against such part (or moneys paid in lieu thereof) to keep such part in good standing for at least 90 days from the date of such abandonment. Upon such abandonment, the Joint Venture and the Operator, in its capacity as such, shall be relieved from all obligations thereafter accruing, the operations thereon and the production therefrom and any part of the Property so ceded and transferred shall cease to be part of the Property and cease to be subject to this Agreement.

### 14.2	Sale Restricted

None of De Beers, the Management Committee or the Operator has the right to sell or abandon the parties' interest in or title to all or part of the Property, except in accordance with Section 14.1 or with the consent of all parties.

ARTICLE 15
ARBITRATION

### 15.1	Settlement of Amounts Payable

In the event the Participants cannot agree on the amount payable for a Participant's Net Profit Royalty under Section 7.2 hereof, the fair market value of a defaulting Participant's Participating Interest under Section 12.6(c) hereof, or the cash equivalent value of non-cash consideration under Section 13.1(c) hereof or there is an unresolved audit claim under Section 1.4(b)(vi) of Schedule "A" hereto or dispute over allocations under Section 2 of Schedule "C" hereto, the matter shall be submitted to arbitration in accordance with the provisions of this Article 15.

15.2 Location of Arbitration

Any arbitration under this Article shall take place in the City of Toronto, Ontario or in such other place as the Participants agree upon in writing.

15.3 Arbitration Act

The arbitration shall be governed by the Rules of Procedure set out in Schedule "E". It shall be a condition precedent to the bringing of any legal proceedings that are contemplated by such Rules that the parties will have concluded the arbitration process as provided by such Rules. The provisions of the *Arbitration Act, 1991* (Ontario) shall apply to any arbitration conducted hereunder except to the extent that they are modified by the provisions of this Article 15.

15.4 Cost of Arbitration

Unless the Participants agree to share the costs of arbitration in the same ratio as they hold Participating Interests (or in some other ratio agreed upon), the arbitrator shall determine what part of the costs and expenses incurred in any such proceeding shall be borne by each Participant participating in the arbitration.

ARTICLE 16
CONFIDENTIALITY

16.1 Information

(a) The parties agree that all information they may receive as a result of or in connection with the work carried out under the provisions of this Agreement shall be the exclusive property of the parties, shall be classified as secret and treated as proprietary and shall not be shared or traded with others without the prior written consent of all parties, such consent not to be unreasonably withheld. Notwithstanding the foregoing, any party may at any time and without the consent of the other parties make a disclosure that would otherwise be prohibited by the foregoing if such disclosure is required by virtue of any law or regulation to which it is subject or any by-law, policy or other rule, of any securities regulatory bodies having jurisdiction, including stock exchanges, or is made to an Affiliate or, where necessary or advisable, to a consultant, financial adviser, lender to obtain moneys to pay Joint Venture Expenses under this Agreement, or a potential *bona fide* purchaser of minerals or transferee of a Participating Interest under Section 13.1 or 13.2 hereof; provided that each such Affiliate, consultant, financial adviser, lender or any potential bona fide purchaser of minerals or transferee of a Participating Interest under Section 13.1 or 13.2 hereof shall, prior to any disclosure, be required to provide a written confidentiality undertaking to the parties. Furthermore, each party shall endeavour on a best efforts basis to restrict the disclosure of information to such a consultant, financial adviser, lender or such a potential purchaser of minerals or of a Participating Interest hereunder to the information required to finalize the financing or sale. If a party proposes to make a press release or public statement with respect to such information, it shall first provide the other parties with a draft copy for review and comment and if the other parties fail to comment on the proposed release in writing within 3 Business Days of receipt, it shall be deemed to have been approved in its entirety.

(b)   No member of the Management Committee shall make statements on behalf of the Joint Venture excepting that the Chairman of the Management Committee may from time to time be specifically authorized by the Management Committee to make such statements on behalf of the Joint Venture;

(c)   Notwithstanding Section 16.1(b), the Chairman may make statements about the operations of the Joint Venture on the Property considered in his opinion to be in the best interests of the Joint Venture if the circumstances require same; however, the Chairman shall use his best efforts to consult with all the Participants if practicable before so proceeding and to distribute a written text of his statement to all Participants immediately thereafter;

(d)   Notwithstanding any other provision of this Section 16.1, the Operator may make a disclosure about the operations of the Joint Venture on the Property:

(i)   if such disclosure is required by virtue of any law or regulation to which it is subject;

(ii)   if such disclosure is considered in the opinion of the Operator to be in the best interests of the Joint Venture, however the Operator shall endeavour to consult with each Participant if practicable before so proceeding and it shall distribute a written summary of the disclosure or a written text of its press release, as the case may be, to the Participants immediately thereafter; or

(iii)   if such disclosure is necessary for the Operator to enter into contracts, provided however that in such event the Operator shall use all reasonable efforts to obtain a written confidentiality undertaking in advance from each party to be made privy to the aforesaid confidential information;

but shall otherwise be prohibited from making any disclosure or statement to the media or to issue any press release respecting any thing or matter arising from this Agreement without the prior written consent of the Management Committee and in such event, copies of any such statement or release shall be transmitted to each of the Participants in the most expeditious manner for review and comment and any Participant who fails to comment on such statement or release within 3 business days of receipt shall be deemed to have approved of it in its entirety.

16.2   Survival

Notwithstanding anything contained in this Agreement, the obligations contained in this Article 16 shall continue to bind each party to this Agreement after disposition of its Participating Interest and shall survive for a period ending three (3) years following the date that no further Exploration Work, Development Work or Production is being carried out by the parties on the Property pursuant to this Agreement, provided that the obligations contained in this Article 16 with respect to information concerning the individual parties or any concepts, ideas or know-how of such parties which is not Joint Venture Property, shall survive without time limitation.

ARTICLE 17
FORCE MAJEURE

17.1   Suspension of Obligations

(a)   Save for payment of a Cost Share of Joint Venture Expenses, the obligations of any party hereto shall be suspended as to any portion of the Property for the reasons and causes and during the time and to the extent that the same or similar obligations are suspended under any lease or other instrument covering such portion of the Property and shall also be suspended to the extent and for the period that such party, or its employees, servants, agents or contractors, are prevented, hindered or delayed in complying with the provisions of this Agreement by any cause beyond its reasonable control (excluding lack of funds) but including strikes, lockouts or other labour disputes, acts of god, laws, rules and regulations of governmental bodies or agencies thereof, accidents, actions of the elements, delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment, or by contractors or subcontractors, shortage of or inability to obtain or delay in obtaining permits, labour, transportation, materials, machinery, equipment, supplies, utilities or services, breakdown of equipment, machinery or facilities, delays relating to environmental claims or enquiries or to claims made by aboriginal groups or any other cause, except financial, whether similar or dissimilar to those specifically enumerated, beyond the reasonable control of the party affected.

(b)   In the event that any such cause should arise, the Operator or party affected shall, as soon as practical, advise all parties in writing of the occurrence of such cause and shall take such action as may reasonably be available to it to endeavour to eliminate such cause in a timely manner, provided that neither De Beers nor any other party shall be required to settle strikes, lockouts or other labour difficulties contrary to its wishes.

ARTICLE 18
OTHER INTERESTS

18.1   Acquisition Of Property By Staking Or Purchase

Each of De Beers, MPV and CV shall be free to acquire, directly or indirectly, any interest in any mining claims, leases or properties by way of staking or purchase from or through a Joint Venture Arrangement or a third party or otherwise outside the Property without any liability or obligation to the others.

ARTICLE 19
MISCELLANEOUS

19.1   Expenses

Each party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

19.2   Time

Time is of the essence of each provision of this Agreement.

19.3   Liquidation of Assets and Decommissioning

(a)   Subject to Section 19.3(d) hereof, upon the final cessation of mining and milling activities under this Agreement and provided additional Commercial Quantities of minerals have not been discovered and no custom milling arrangement is available which would be in the best interests of the Joint Venture, the Participants shall salvage and liquidate the Joint Venture Property and complete all required decommissioning, reclamation and environmental cleanup. The proceeds from such salvage and liquidation shall be distributed, after deducting the costs related thereto, to the Participants according to their Participating Interests at the time of liquidation;

(b)   The Participants agree that the Management Committee shall annually, within 60 days after the end of each Operating Year, estimate the decommissioning, reclamation and environmental clean-up costs (herein collectively called the "Decommissioning Costs") for work that has been completed by the joint Venture prior to the end of such Operating Year.

The Operator shall establish for each Participant a notional account ("Notional Account") to which will be added such Participant's pro rata share of the estimated Decommissioning Costs when first calculated plus its pro rata share of any increases to the aggregate amount of the estimated Decommissioning Costs from time to time. Such pro rata share will be based upon each party's Participating Interest as at the end of each Operating Year save and except that any Decommissioning Costs in respect of the period prior to March 6, 1997 shall be for the sole account of MPV and CV. It is acknowledged that the Participants' Notional Accounts may be adjusted from time to time pursuant to this Section 19.3(b). Each party shall be liable for that portion of total Decommissioning Costs equal to the balance in its Notional Account from time to time plus its *pro rata* share, based upon the parties' respective Participating Interests, of any actual Decommissioning Costs exceeding the aggregate estimated Decommissioning Costs as reflected by the aggregate of the Notional Accounts. Such liability shall not be decreased by any decrease in the Participating Interest of such party unless the Person acquiring a Participating Interest from such party agrees, with the approval of the Management Committee, to assume the applicable pro rata share of such liability, based upon the Participating Interest acquired. A party acquiring a Participating Interest of another party whose Participating Interest is diluted as a result of the operation of Section 7.1(b) shall not be considered to assume any Decommissioning Cost liability of the diluting party unless the acquiring party specifically agrees, with the approval of the Management Committee, to assume such liability. If a party with the approval of the Management Committee assumes any of the Decommissioning Cost liability of another party, the Notional Accounts of both such parties shall be adjusted accordingly.

(c)   The parties agree that at any time the Management Committee may decide to establish a decommissioning fund to be contributed to by the Participants and to be used to pay for Decommissioning Costs. If such a fund is established, each party shall contribute thereto an amount equal to the balance in such party's Notional Account from time to time or such lesser amount as may be determined by the Management Committee, subject always to any applicable laws concerning the establishment and maintenance of such a fund. If such a fund is established and the balance of a party's Notional Account is later decreased, the party shall be entitled to withdraw from the fund a sufficient amount so that the amount contributed to the fund is not greater than the balance in such party's Notional Account. Such contributions shall be made at such times as may be determined by the Management Committee and shall consist of cash or such form of liquid securities as may be approved by the Management Committee from time to time, acting reasonably. Such fund shall be deposited with a financial institution to be determined by the Management Committee.

(d)   Any income from any decommissioning fund established pursuant to Section 19.3(c) above shall be allocated, but not actually paid, among the parties pro rata according to their Participating Interests as at the end of the Operating Year in which such income was earned. Each such party shall be entitled to withdraw from any such decommissioning fund 50% of the income so allocated to it in order to pay the income taxes relating to the allocation of such income to it.

(e)   Notwithstanding Section 19.3(a) hereof, in the event any of the parties to this Joint Venture Agreement wish to purchase all or part of the saleable assets of the Joint Venture, they shall provide written notice to the other Participants within 60 days of the cessation of mining and milling activities. In the event only one party wishes to purchase the subject assets, it shall be obligated to purchase those assets at fair market value. In the event more than one party wishes to purchase the subject assets, each party shall be required to tender a sealed bid with respect to the purchase of the assets to an agreed depository. The said tenders shall then be opened and the party with the highest tender shall be obligated to purchase all of the assets.

(f)   The Operator shall prepare and file with the relevant regulatory authorities all required plans and reports relating to rehabilitation and restoration of the Property which may be required by applicable law and the cost thereof shall constitute a Joint Venture Expense. The liability of the Participants for any financial guarantee required in connection therewith shall be borne pro rata to their respective Notional Accounts.

19.4   De Beers Can Negotiate Pooling Arrangement

The MPV Group agrees that if at any time prior to proceeding to construct and develop the First Mine on the Property De Beers can reasonably demonstrate through the results of a Desk Top Study, Pre-Feasibility Study or Feasibility Study that a Mine cannot be constructed and operated on the Property which will achieve a Fifteen Percent IRR and also can reasonably demonstrate that if the Property were pooled or combined with adjacent or nearby properties of third parties that a Mine mining product from the Property and such adjacent or nearby properties could be constructed and operated which would have a high probability of achieving at least a Fifteen Percent IRR, then De Beers shall have the power and authority to conclude such a pooling or combination arrangement with such third parties based on the terms and conditions agreed to by De Beers and MPV.

19.5   Notice

Any notice or other communication (in this Section a "Notice") required or permitted to be given or made hereunder shall be in writing and shall be well and sufficiently given or made if:

(a)   delivered in Person during normal business hours on a business day and left with a receptionist or other responsible employee of the relevant party at the applicable address set forth below:

(b)   sent by any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record (an "Electronic

Transmission"), charges prepaid and confirmed by registered or first class mail; or

(c)   sent by registered or first class mail unless any general interruption of postal services due to strike, lockout or other cause exists or is threatened in which event only (a) or (b) shall be used;

in the case of a Notice to De Beers, addressed to it at:

De Beers Canada Exploration Inc.
One William Morgan Drive
Toronto, Ontario
M4H 1N6

Attention: Chief Executive Officer
Fax Number: (416) 423-0081

and in the case of a Notice to MPV:

Mountain Province Diamonds Inc.
Suite 212
525 Seymour Street
Vancouver, British Columbia V6B 3H7

Attention: Chairman
Fax Number: (604) 684-7208

and in the case of a Notice to CV:

Camphor Ventures Inc.
Suite 1304
925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Attention: Chairman
Fax Number: (604) 682-4768

Any Notice given or made in accordance with this section shall be deemed to have been given or made and to have been received:

(d)   on the day it was delivered, if delivered as aforesaid;

(e)   on the day of sending if sent by Electronic Transmission during normal business hours of the addressee on a Business Day and, if not, then on the first Business Day after the sending thereof; and

(f)   on the third Business Day after it was mailed, if mailed as permitted hereby.

Either party hereto may from time to time change its address for notice by giving notice to the other parties hereto in accordance with the provisions of this section.

19.6   Governing Law

This Agreement shall be governed by the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. Subject to the provision for arbitration in Sections 7.2, 12.6(c), 13.1(c) and 15.1 hereof and Section 1.4(b)(vi) of Schedule "A" and Section 2 of Schedule "C" hereto, any dispute among the parties arising under this Agreement will be tried in the proper courts of the Province of Ontario or British Columbia.

19.7   Further Assurances

Each party shall promptly do such acts and shall execute such further deeds, documents, conveyances, deeds, assignments, transfers, subordinations, postponements, directions, authorizations and the like, and will cause the doing of such acts and will cause the execution of such further documents as may be reasonably within its power, as the other party may in writing at any time and from time to time reasonably request be done and/or executed, in order to give full effect to the provisions of this Agreement all in accordance with applicable laws.

19.8   Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart of each such agreement shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

19.9   Facsimile Execution

An executed copy of this Agreement may be delivered by either party by facsimile. In such event, such party shall forthwith deliver to the other party an original copy of such agreement executed by such party.

19.10   Successors and Assigns

This Agreement shall be binding upon, and shall enure to the benefit of, the parties and their respective successors and permitted assigns.

19.11   Formal Transfers

In connection with the transfer of any interest in the Joint Venture Property pursuant to a sale, assignment, transfer, conveyance or other disposition made pursuant to this Agreement, the parties shall from time to time execute and deliver such instruments in recordable form as may be required to formally effect such transfer and to evidence or record such transfer. In addition, the parties shall execute such further agreements, conveyances, assurances or other instruments as may be reasonably requested by any party to effectuate the intent of any provision of this Agreement.

19.12   GST

      The Participants shall each execute a Joint Venture election (the "Election") pursuant to Section 273 of the *Excise Tax Act* (Canada), confirming that the Operator shall account for all goods and services tax in respect of any supplies made to or by the Joint Venture and the Operator shall retain the Election in its records and present it to Canada Customs and Revenue Agency, upon demand. A similar election shall be filed pursuant to any analogous provisions contained in provincial legislation.

IN WITNESS WHEREOF the parties have executed and sealed this Agreement this *24th* day of *October*   , 2002, by their proper officers in that behalf.

                                        DE BEERS CANADA EXPLORATION INC.

By: "*J. Joyce*"
    Name: J. Joyce   c/s
    Title: President/CEO

By: "*W. Skublak*"
    Name: W. Skublak
    Title: Director

MOUNTAIN PROVINCE DIAMONDS INC.

By: "*Jan W. Vandersande*"
    Name: Jan W. Vandersande   c/s
    Title: President

By: "*Paul Shatzko*"
    Name: Paul Shatzko
    Title: Chairman

CAMPHOR VENTURES INC.

By: "*Raj Chowdhry*"
    Name: Raj Chowdhry   c/s
    Title: President

By: "*H B Varshney*"
    Name: Hari Varshney
    Title: Director

SCHEDULE "A"
ACCOUNTING AND FINANCIAL PROCEDURES

STATEMENT OF INTENT

The purpose of these Accounting and Financial Procedures is to establish methods for determining charges and credits applicable to any activities in respect of Exploration Work, Development Work and/or Production, which should prove fair and equitable as between the Participants and the Operator.

ARTICLE 1. GENERAL PROVISIONS

1.1   Definitions

Unless otherwise set forth in this Schedule "A", all capitalized terms used in this Accounting and Financial Procedures Schedule shall have the meaning ascribed to them in the Agreement to which this Schedule is attached (the "Agreement").

In this Schedule "A":

(a)   **"Joint Account"** means an internal financial account to be maintained by the Operator showing the charges and credits accruing as a result of carrying out any activities in respect of Exploration Work, Development Work and/or Production, or otherwise accruing pursuant to the Agreement, which are to be shared by the Participants pursuant to the Agreement.

(b)   **"Material and Equipment"** shall mean personal property, supplies and equipment (including capital equipment) acquired or held for use on or in connection with the Joint Venture.

(c)   **"Non-Operator"** shall mean any Participant other than the Operator.

(d)   **"Regional Office"** shall mean an office from which the Operator directs and supports its joint venture activities in respect of projects situated in a remote region, where such office is located near such remote region and allows the Operator to conduct its activities involving such projects in a more expeditious way than conducting such activities from its other offices.

(e)   **"Senior Management of the Operator"** shall mean the President and any Vice-President of the Operator and any other officer performing functions normally performed by the President or a Vice-President of a corporation.

1.2   Responsibilities for Accounting Records

(a)   The Operator shall maintain proper accounting records of the operations of the Joint Venture for the purposes of reporting to the Participants.

(b)   Each of the Participants will be responsible for its own accounting records required by law to support its income tax returns or any other accounting reports required by any governmental authority in regard to the Joint Venture. To enable each Participant to record such data on its own books, the Operator will provide the Non-Operators with such accounting data as may be required for any purpose described above, as long as such data is available as a result of the accounting procedures prescribed in this Accounting and Financial Procedures Schedule.

(c)   Nothing contained in the Agreement or in this Accounting and Financial Procedures Schedule shall be construed as relating to the tax accounting of any of the parties to the Agreement or any joint venture or undertaking involving such parties or any of them.

Nothing contained in the Agreement or in this Accounting and Financial Procedures Schedule shall be construed as an election by a party with respect to any matter under the tax laws of any jurisdiction, or as an election with respect to any method of accounting for the purpose of accounting to any government, or any division or agency thereof, or as an election for any other purpose.

1.3   Statements and Cash Calls and Invoices

(a)   Where Participants are required to pay their Cost Share of Joint Venture Expenses, the Operator shall, subject to subsection (b) below, invoice each Participant on or before the 20th day prior to each calendar quarter for its respective share of charges paid and credits received during the preceding month (a "Cash Call"). Such Cash Calls shall be accompanied by statements reflecting all charges and credits to the Joint Account, summarized by appropriate classifications indicative of the nature thereof, as described in Article 2 in this Accounting and Financial Procedures Schedule. Such Cash Calls shall be payable within 30 days from receipt thereof.

(b)   The Operator may require each Participant to advance its respective share of the estimated aggregate Cash Call for a calendar quarter's operations. Each such advance request shall be made at least 10 days but no more than 30 days prior to the end of the calendar quarter preceding the month for which the advance is requested and shall be payable 30 days from issue of the request.

(c)   If the Operator is required to pay any large sums of money on behalf of the Joint Venture, which were unforeseen at the time of providing the Non-Operators with the applicable quarterly estimate of expenditures under subsection (b) above, the Operator may make a request to the Non-Operators for special advances covering the Non-Operators' share of the payments and if so requested, the Non-Operators shall pay such advances within 30 days after the date of such request.

(d)   If payment of any Cash Call or advance relating thereto is not made within the time set forth above, the Participant failing to make the payment may, at the Operator's option, be charged Interest on any unpaid balance.

1.4   Audits and Adjustments

Payment of any invoice shall not prejudice the right of a Participant to protest or question the correctness thereof.

(a)   Audits by Independent Auditors

(i)   Any Participant may, by notice to the Operator and the other Participants at least 60 days prior to the end of any calendar year, require that an audit of the Operator's accounts and records in respect of the Joint Venture for such year be conducted by the firm of chartered accountants used by the Operator. Each Participant shall be permitted, at its expense, to have its own auditors review such audit.

(ii)   The costs and expenses of such an audit shall be charged to the Joint Account and all Participants shall be provided with a copy of the audit report, together with any supporting documentation relating thereto.

(iii)   Any Participant may request a meeting with the auditor that provided the audit report in order to ask questions concerning the audit report and supporting documentation. Any such meeting shall be at the sole expense of those Participants attending such meeting.

(b)   Audits by Non-Operators

(i)   Any Participant upon notice in writing to the Operator and each other Participant, shall have the right to audit the Operator's accounts and records in respect of the Joint Venture for any calendar year within the 24-month period following the end of such calendar year, provided, however, that a Participant must take written exception to any invoice or make a claim upon the Operator for any discrepancies disclosed by such audit within such 24-month period. No such audit shall be commenced until the Participant requesting same has delivered to the Operator evidence satisfactory to the Operator that all other Participants have received the notice referred to above. Failure on the part of a Participant to claim an adjustment within such 24-month period shall conclusively establish the correctness of the invoices during that year and shall preclude the filing of exceptions thereto or the making of claims for adjustment thereof.

(ii)   The other Non-Operators may join in any audit being conducted under paragraph (i) above and, if so, the audit shall be a joint audit by such Non-Operators conducted by a joint audit committee and the provisions of paragraph (i) of this subsection shall apply *mutatis mutandis* to any joint audit so performed.

(iii)   Only one such audit shall be conducted in any one calendar year and only one such audit shall be conducted in respect of the operations of any one calendar year.

(iv)   The Operator shall bear no portion of the Non-Operator's audit costs unless the Operator otherwise agrees.

(v)   All Non-Operators who participate in such an audit shall be entitled to receive a copy of the audit results.

(vi)   The Operator and Non-Operators shall make every reasonable effort to resolve all audit claims. Any unresolved audit claim shall be referred to a firm of chartered accountants mutually acceptable to the Participants to act as arbitrator under Article 15 of the Agreement. Findings of the chartered accounting firm will be binding on all Participants.

(vii)   Notwithstanding Section 15.4 of the Agreement, the Participants that have requested or have joined in an audit shall bear the costs of the audit *pro rata* according to their respective Participating Interests and any fees of any chartered accounting firm acting as arbitrator pursuant to this subsection (b) shall be borne by the Operator and the Participants that have requested the audit in such proportions as is determined by such arbitrator taking into consideration the relative success of the parties to such arbitration. Any benefits derived as a result of conducting the audit shall be shared by the Participants participating in the audit *pro rata* according to their respective Participating Interests.

ARTICLE 2. EXPENSES

Subject to the provisions hereof, the Joint Account shall be charged with the cost of all Joint Venture Expenses including, without limitation, the following items:

2.1 Rentals and Royalties

All fees and costs relating to permits, claims and leases and all rentals, royalties and fees including renewal and extension fees or payments in lieu of actual exploration expenditures, other than royalties payable by the Participants based on the sale of their share of Production and royalties, net profit interests or similar payments payable by a Participant pursuant to a third party arrangement made by it.

2.2 Personnel and Associated Costs

(a) Salaries and wages of employees of the Operator working directly in connection with the Joint Venture, including salaries or wages paid to technical employees such as geologists, engineers, draft persons, laboratory technicians, procurement persons and others who are temporarily assigned to the Joint Venture, but excluding salaries and wages of clerical help such as secretaries and administrative support staff other than those working in a Regional Office. Salaries and wages of Senior Management of the Operator may be charged to the Joint Account only when they are working directly on technical aspects of the project in a field location and only at a rate similar to the salaries and wages paid to the most senior personnel normally working at such field location.

(b) Salaries of employees referred to in subsection (a) of this Section while attending meetings, conferences and seminars of a technical nature relating directly to Joint Venture matters and all costs of attending such meetings, conferences and seminars.

2.3 Employee Benefits

(a) Statutory holiday, vacation, sickness and other customary allowances applicable to the salaries and wages chargeable under subsection 2.2(a) above.

(b) An appropriate portion of the Operator's cost from time to time of employee benefit plans such as group life insurance, sickness and accident insurance, long-term disability, pension, and other benefit plans of a like nature, with such portion being based upon the amount of time spent by employees described in subsection 2.2(a) above on Joint Venture matters as compared to non-Joint Venture matters. The Operator shall make reasonable efforts to limit the total value of employee benefits to an amount not exceeding thirty-five percent (35%) of the aggregate salary or wages paid to such employees.

(c) Expenditures or contributions made pursuant to any assessment imposed by any governmental authority which is applicable to the Operator's labour costs chargeable under subsection 2.2(a) above.

2.4   **Personnel – Travel and Other Expenses**

(a)   Personal and travel expenses incurred by employees engaged directly for the Joint Venture.

(b)   Relocation costs of transferred employees from a place within North America who are primarily assigned to the work site or the Regional Office of the Joint Venture. Any other relocation costs to be charged to the Joint Account must be approved by the Management Committee.

2.5   **Purchased Material**

Material and Equipment purchased or leased by the Operator from third parties for use in connection with Joint Venture matters separating capital from non-capital items.

2.6   **Transportation**

(a)   Transportation of employees and Material and Equipment necessary to conduct activities in respect of Exploration Work, Development Work and/or Production in the most economic way.

(b)   Transportation of Material and Equipment moved between locations or work sites shall be charged to the receiving location or work site.

(c)   Transportation of samples, technical information and documentation relating to Joint Venture matters.

2.7   **Services**

(a)   Any contracted or consulting services procured from outside sources (including Affiliates and Associates of De Beers) and approved by the Management Committee.

(b)   User charges as set forth in Article 4 of this Accounting and Financial Procedures Schedule for equipment and facilities exclusively owned by the Operator, its Affiliates or Associates.

(c)   Auditing services procured from third parties.

(d)   Professional services procured from third parties by the Operator for logistic and administrative support of the Joint Venture.

2.8   **Litigation, Judgments and Claims; Outside Counsel**

All costs and expenses of handling, investigating and settling litigation or claims and paying any judgment arising in connection with the Joint Venture, including but not limited to lawyers' fees, court costs, cost of investigation or procuring evidence and amounts paid in settlement or satisfaction of any such litigation or claims; provided that regardless of whether such costs and expenses are related to litigation or are related to any other aspect of the operations of the Joint Venture (I) no charge shall be made for the services of the Operator's legal staff (such services being considered to be an indirect cost under Section 2.14 of this Article), except by agreement with Non-Operators, and (ii) no charge shall be made for the fees and expenses of outside legal counsel unless the employment of such counsel is agreed to by all Participants (such agreement not to be unreasonably withheld). In the event of litigation between any of the Participants, each Participant shall bear its own costs.

2.9   Taxes

All taxes, rates, levies and assessments of every kind and nature levied, assessed or imposed upon or in connection with the Joint Venture Property or any part thereof, which has been paid for the benefit of the Participants hereto. This shall not be deemed to include taxes based on income.

2.10   Insurance

Premiums paid for insurance required to be carried for the benefit of the Joint Venture together with all expenditures incurred and paid in settlement of any and all losses, claims, damages, judgments, and other expenses, including legal services, not recovered from the insurer. Any monies recovered from an insurer will be credited to the Joint Account. The Operator shall furnish the other Participants with written notice of damages or loss howsoever caused as soon as practicable after a report of the same has been received by the Operator.

2.11   Camp Expenses

The expenses of operating and maintaining all necessary camps and boarding of employees at such camps. When other operations are served by such facilities, a reasonable rate to cover expenses including depreciation or a fair monthly rental in lieu of depreciation, less any revenue therefrom shall be *pro rated* against all operations served on an equitable basis.

2.12   Other Expenditures

Any other expenditures not covered or dealt with in the preceding provisions of this Article 2 and which are incurred by the Operator for the necessary and proper conduct of the Joint Venture. Notwithstanding anything herein contained, no charge shall be made for any interest or financing charges incurred by the Operator except where incurred with the consent of the Management Committee.

2.13   Regional Office Costs

The Operator shall charge the Joint Account with the appropriate Regional Office allocation, to be approved annually by the Non-Operators in the annual Plan and Budget, such approval not to be unreasonably withheld. Regional Office allocations will cover a *pro rata* portion of the cost of maintaining and operating the Regional Office. Such charges shall be apportioned to all projects served by such facilities on an equitable basis consistent with the Operator's accounting practice and in accordance with generally accepted accounting principles. Approved changes in scope for the base used in *pro rating* allocated cost shall automatically change the approved allocated amount.

2.14   Management Fee

The Operator shall be entitled to charge the Joint Account, on a monthly basis, with the following management fees, which are intended to compensate the Operator for the services provided by it to the Joint Venture and to cover office expenses and general and administrative charges which cannot be identified as being directly incurred for the benefit of the Joint Venture in respect of the Operator's principal business office:

(a)   5% of all Joint Venture Expenses up to an aggregate of $100,000,000 incurred in carrying out Exploration Work, Development Work and Production hereunder; and

(b)   3% of all Joint Venture Expenses in excess of $100,000,000 incurred in carrying out Exploration Work, Development Work and Production hereunder.

If the Property is brought into Production, the management fee shall be renegotiated in good faith in respect of the period following the Beginning of Commercial Production, it being agreed that the Operator should neither gain nor lose financially as a result of it acting as Operator.

The above percentages may be revised from time to time by unanimous decision of the Management Committee if such percentages are determined to be either excessive or insufficient to reimburse the Operator for overhead costs actually incurred.

ARTICLE 3. WARRANTY OF MATERIAL AND EQUIPMENT FURNISHED BY OPERATOR

The Operator does not warrant any Material and Equipment furnished to the Joint Venture beyond the dealer's or manufacturer's guarantee or warranty. In the case of defective Material and Equipment, a credit shall be issued to the Joint Account when an adjustment has been received by the Operator from the manufacturer or dealer.

ARTICLE 4. OPERATOR'S EXCLUSIVELY OWNED EQUIPMENT AND FACILITIES

The Operator may charge the Joint Account for use of the Operator's equipment and facilities at rates commensurate with the costs of maintenance, repair, insurance, taxes, depreciation and interest on investment. The Operator may charge these costs directly to the Joint Venture or in lieu of direct charges the Operator may charge the

Joint Venture rental rates for the usage of the equipment provided such rates shall not exceed commercial rates prevailing in the area and such usage shall not, without the unanimous approval of the Management Committee, exceed 4 months for any piece of equipment rented.

ARTICLE 5. DISPOSAL OF MATERIAL AND EQUIPMENT

The Operator shall be under no obligation to purchase the interest of the Non-Operators in surplus new or second hand Material and Equipment. Major items of Material and Equipment shall not be removed by the Operator from the Joint Venture Property without the approval of the Non-Operators. The Operator shall not sell major items of Material and Equipment to an outside party without giving the Non-Operators an opportunity to purchase same at the price offered. The Operator shall have the right to dispose of normal accumulation of junk and scrap Material and Equipment from the Joint Venture Property and any such revenue shall be credited to the Joint Account.

(a)   **Division in Kind**

Division of Material and Equipment in kind, if made among the Operator and the Non-Operators shall be in proportion to their respective interest in such Material and Equipment. Each Participant will therefore be charged individually with the value of the Material and Equipment received or receivable by such Participant, and corresponding credits will be made by the Operator to the Joint Account.

(b)   **Sales of Material and Equipment**

Proceeds of a sale to any Participant of Material and Equipment which is Joint Venture Property shall be credited by the Operator to the Joint Account. Any claims, by the purchaser for defective Material and Equipment, shall be charged back to the Joint Account, if and when paid by the Operator.

(c)   **Basis of Pricing Material and Equipment**

The price of Material and Equipment sold shall be based upon current fair market value and shall be in accordance with sound business practice.

ARTICLE 6. INVENTORIES

6.1   Periodic Inventories

Periodic inventories of Material and Equipment which are ordinarily considered controllable shall be taken by the Operator at reasonable intervals but at least annually. Upon request, the Non-Operators may be represented when an inventory is taken.

6.2   Failure to be Represented

Failure of the Non-Operators to be represented at the inventory shall bind them to accept the inventory taken by the Operator, who shall, upon request, furnish the Non-Operators with a copy thereof.

6.3   Inventory Expenses

The expenses of the Non-Operators' representatives present at the taking of regular inventory shall not be charged to the Joint Account.

6.4   Special Inventories

Special inventories may be taken at the expense of the purchaser whenever there is a sale or change in the Participating Interests. In such event, both the vendor and the purchaser shall be represented and shall be governed by the inventory so taken.

ARTICLE 7. DECOMMISSIONING

Costs in respect of decommissioning, reclamation and environmental cleanup shall be dealt with as provided in Section 19.3 of the Agreement.

ARTICLE 8. CONFLICT WITH AGREEMENT

In the event of a conflict between the provisions of this Accounting and Financial Procedures Schedule and the provisions of the Agreement, the provisions of the Agreement shall prevail.

SCHEDULE "B"
FIFTEEN PERCENT IRR CALCULATION
ESCALATED / DE-ESCALATED MODEL - METHOD OF CALCULATION

Any Feasibility Study intended to form the basis of an approved mine construction program ("Construction Program") shall include a calculation of the after-tax unleveraged, real internal rate of return to De Beers expected to be achieved through production from the applicable project area. Such rate of return shall be calculated pursuant to the following formula:

$$\sum_{t=0}^{t=n} RCF_t / (1+R)^t = 0$$

Where:

1. "R" represents the rate of return.

2. "n" represents the number of years the Feasibility Study estimates there will be during the period (the "Applicable Period") from the date the Feasibility Study is completed (the "Start Year") to the date when all obligations to decommission and reclaim the applicable area subject to such approved Construction Program have been fulfilled by the joint venture.

3. "t" represents one-year periods during the Applicable Period and t=0 means the beginning of the Applicable Period (the "Start Year").

4. "RCF" represents estimated real unlevered, after-tax cash flow during each one-year period of the Applicable Period, calculated pursuant to the following formula, subject to the assumptions outlined below:

$$RCF = CF / PI_x$$

Where:

1. "RCF" represents the estimated real, unlevered, after-tax cash flow for a year, which may be a negative, a nil or a positive amount.

2. "PI_x" represents the price index in year x relative to an index of unity for the Start Year, calculated pursuant to the following formula, subject to the assumptions outlined below:

$$PI_x = (1 + f)^n$$

Where:

(i)   "PI$_x$" represents the price index in year x relative to an index of unity for the Start Year;

(ii)   "f" represents the annual Canadian inflation rate, as calculated below, expressed as a decimal; and

(iii)   "n" represents the number of years between x and the Start Year.

To convert the "money of the day" estimate of a CF for a given year into a constant (today's) money estimate, such "money of the day" estimate will be divided by the PI$_x$ for that year determined in accordance with the above formula. For purposes of the above constant money unit calculation, the future inflation rate will be estimated by using the average increase in the Consumer Price Index for Canada (All Items, Not Seasonally Adjusted, Annual Averages, published by Statistics Canada) over the 5 calendar year period immediately preceding the Start Year.

3.   "CF" represents estimated unlevered, after-tax cash flow during each one-year period of the Applicable Period, calculated pursuant to the following formula, subject to the assumptions outlined below:

$$CF = ACI - ACO$$

Where:

(i)   "CF" represents the estimated unlevered, after-tax cash flow for a year, which may be a negative, a nil or a positive amount.

(ii)   "ACI" represents estimated unlevered, after-tax annual cash inflows to the joint venture as a whole (as distinct from an individual party) including, without limitation, the following annual cash inflows:

● projected revenue from the sale of diamond production or other revenues resulting from the applicable project proceeding;

● salvage value realized from the sale of used equipment;

● fees received for custom sorting; and

● return of Working Capital (as defined below) at the end of the project's life.

(iii)   "ACO" represents estimated unlevered, after-tax annual cash outflows from the joint venture as a whole (as distinct from an individual party) to be incurred by the parties (but not as operator) pursuant to the joint venture agreement including, without limitation, the following annual cash outflows:

- exploration expenditures on the applicable deposit to further define the extent of that deposit but not expenditures intended to increase reserves;

- capital expenditures for new mine development, expansion, modification, equipment replacement or environment control;

- Working Capital shall be accounted for in the year prior to the year of Commencement of Commercial Production. Working Capital will be assumed to be equal to operating costs during the first 4 months of production after the Commencement of Commercial Production;

- total actual historic joint venture prospecting, exploration and development costs incurred prior to the approval of the Construction Program shall be accounted for in the Start Year;

- operating, decommissioning, reclamation and environmental costs;

- royalty (including provincial royalties), option or lump-sum payments necessary as a result of the applicable project proceeding;

- taxes and other fiscal imposts arising from the joint venture, calculated on a stand-alone basis on the assumption that the joint venture shall be deemed to be liable for full taxation and that no account shall be taken of any assessed losses or tax allowances of the joint venture partners;

- transportation, marketing and further processing charges; and

- costs incurred relating to any customs sorting.

For the purposes of calculating CF, ACI and ACO, the following assumptions shall be used:

(i) Cash flows will be estimated based on optimum production from any indicated, measured or proven resources as defined in the Feasibility Report and the geological, technical and financial parameters of the project.

(ii) An end-of-year convention shall be adopted whereby future cash flows will be assumed to occur at the end of each year during the Applicable Period.

(iii) Pre-tax cash flows shall be calculated in current money units as at the date the calculation is made and therefore adjusted for inflation by multiplying the constant money pre-tax cash flow for a given year by the PI_x for that year determined in accordance with the formula in (b). With the exception of projected annual revenue from the sale of diamond production, this escalation procedure is to be carried out on all cash flows prior to the calculation of taxation and royalties.

(iv)   For the purpose of estimating the projected annual revenue from the sale of diamond production included in item ACI, as part of the Feasibility Study, a minimum 5,000 carat representative sample of rough diamonds obtained from the joint venture's bulk sample test work will be prepared. Such sample shall then be sorted, valued and modelled at 90% of the SSV in force at the date of completion of the feasibility study. The average revenue per carat value obtained will be used as the base for the calculation of the annual estimate of the sales value of the joint venture's diamond production.   The annual estimate of the revenue per carat of diamond production shall be assumed to vary in accordance with both the changing geological nature of the deposit and De Beers' anticipated SSV diamond pricing assumptions, contained in the De Beers' Diamond Supply-Demand model in force at the date of completion of the Feasibility Study.

(v)   All calculations shall be made in Canadian Dollars and the following shall apply:

US Dollar-based revenues and costs shall be converted into Canadian Dollars by multiplying the specific US Dollar cash flow to be converted by the Canadian Dollar/US Dollar exchange rate calculated for the specific year during the Applicable Period when the cash flow takes place, as follows:

$$CCF = UCF * E_x$$

Where:

(A)   "CCF" represents the Canadian Dollar cash flow.

(B)   "UCF" represents the equivalent US Dollar cash flow.

(C)   "E_x" represents the forecast annual Canadian Dollar/US Dollar exchange rate calculated for the specific year x as follows:

(I)   a base exchange rate (E_0) is assumed for the year in which the feasibility study is completed, by calculating an average of the noon CAD/USD buying rate as specified on Reuters for a period of

> 30 business days immediately prior to the completion date of the feasibility study;
>
> (II) this base exchange rate is then varied according to the "Purchasing Power Parity" economic model for each year following the year in which the feasibility study is completed using the formula:
>
> $$E_x = E_0 * Pl_x / UPI_x$$

Where:

(A) "E_0" is the base exchange rate for the year in which the feasibility study is completed (the Start Year).

(B) "Pl_x" represents the Canadian price index in year x relative to an index of unity for the Start Year, the calculation and source of which is detailed above.

(C) "UPI_x" represents the United States price index in year x relative to an index of unity for the Start Year, calculated according to the formula:

$$UPI_x = (1 + Uf)^n$$

Where:

(A) "Uf" represents an estimate of the forecast annual United States inflation rate, expressed as a decimal and calculated by averaging the annual change in the US Consumer Price Index (All Items, Not Seasonally Adjusted, Annual Averages, as published in official US state statistics) for the five calendar year period immediately preceding the Start Year.

(B) "n" represents the number of years between x and the Start Year.

In terms of point (iv) above, Standard Selling Value (SSV) shall mean the value of diamonds sorted to the Standard Selling Assortment and priced in accordance with the then official London selling price list of the DTC. Standard Selling Assortment (SSA) shall mean the assortment that is currently used by the DTC for sales to its customers.

In this model, "Year" or "year" means a financial year.

SCHEDULE "C"
NET PROFIT ROYALTY

1. The Net Profit Royalty referred to in Section 7.2 of the attached agreement ("NP Royalty") shall be calculated as follows:

    (a) "net profit" shall be calculated for each year after the right to receive the NP Royalty has arisen and means the aggregate of the revenues received during such year from or in connection with carrying on the business relating to the mining, milling and/or other treatment of any ores or concentrates and/or marketing of any product resulting from operations upon the Property including, without limitation, any cash proceeds received upon the sale of capital assets in the ordinary course of such business or upon, or in anticipation of, the termination of such business or from the investment of moneys retained with respect to such operations, less:

        (i) all or part of the aggregate amount (if any) by which operating costs for any prior year or years exceed such revenues received during such prior year or years to the extent that they have not previously been deducted;

        (ii) the aggregate of all operating costs allocable to such year;

        (iii) the aggregate of all preproduction expenditures incurred by the operator until deducted in full;

        (iv) such amount as may be required to maintain working capital at an amount considered by the operator to be advisable in order to carry on operations on the Property in a proper and efficient manner;

        (v) reserves for contingencies which are confirmed by the auditors of the operator to be reasonable in the circumstances and, if required by the NP Royalty recipient, confirmed by mutually acceptable independent auditors at the cost of the NP Royalty recipient unless such reserve is so confirmed;

        (vi) the aggregate cost (or reserves contemplating such cost) of any major improvement, expansion, modernization and/or replacement of mine, mill or ancillary facilities until deducted in full (for the purposes hereof, a major improvement, expansion, modernization or replacement is one which involves an aggregate cost of more than $500,000 lesser amounts being considered to be part of the operating costs);

(vii)   the aggregate of payments of the NP Royalty made pursuant to the attached agreement and all other royalties or net profit interests payable with respect to the Property;

(b)   "operating costs" means, for any year, the amount of all expenditures or costs (other than those costs hereinafter excepted and costs that have been included as preproduction expenditures hereunder) incurred in connection with carrying on the business related to the mining, milling and/or other treatment of ores or concentrates and/or marketing any product resulting from operations upon the Property, including, without limitation, the following costs:

(i)   all costs of or related to the mining, milling, crushing, handling, concentrating, smelting, refining or other treatment of such ores or concentrates, the handling, treatment, storage or disposal of any waste materials and/or tailings arising with respect thereto, and the operation, maintenance and/or repair of any mining, milling, crushing, handling, treatment, storage, or ancillary facilities related to the carrying on of such business or the use of any property, asset, process or procedure with respect thereto;

(ii)   all costs of or related to marketing any product, including, without limitation, transportation, commissions and/or discounts;

(iii)   all costs of or related to taking to lease and/or maintaining in good standing or renewing from time to time the Property and/or the taking of any steps considered advisable by the operator or owner of the Property to acquire, protect or improve any interest of a Property owner in the Property and/or in properties or property rights considered by the operator or owner of the Property necessary or advisable for the purposes of carrying on such business;

(iv)   all costs of or related to providing and/or operating employee facilities, including housing;

(v)   all duties, charges, levies, royalties, taxes (other than taxes computed upon the basis of the income of any of the parties hereto) and other payments imposed upon or in connection with such business or the carrying on of such business or any related business by any government or municipality or department or agency thereof;

(vi)   all reasonable costs and fees payable for providing technical, management and/or supervisory services (including to the operator);

- 78 -

(vii)   all costs of or related to reasonable financing arrangements relating to operations upon the Property and/or bringing the same into commercial production, including, without limitation, the payment of interest;

(viii)   all costs of consulting, legal, accounting, insurance and other services or protection in connection with the carrying on of such business and/or standby fees;

(ix)   all amounts expended in doing work;

(x)   all costs of construction, equipment, mine development after commencement of commercial production, including maintenance, repairs and replacements, except capital expenditures relating to a major improvement, expansion, modernization and/or replacement of mine, mill or ancillary facilities;

(xi)   all costs for shutdown, pollution control, reclamation, decommissioning or any other similar costs incurred or to be incurred as a result of any governmental regulations or requirements (including reasonable reserves relating to such costs);

(xii)   any royalties, land use, impact benefit, infrastructure or similar payments made to any third party (save for the NP Royalty);

(xiii)   any costs or expenses incurred or estimated to be incurred relating to the termination of such business including, without limitation, disposal of assets, termination of employees, reclamation and rehabilitation, except that such costs or expenses shall not include non-cash items such as depreciation, depletion or amortization;

(c)   "preproduction expenditures" means the aggregate of all costs (whether capital or otherwise) incurred either before or after the date upon which the right to receive the NP Royalty arose and related to the exploration or development of the Property and/or the bringing of the Property into commercial production, and/or the construction of facilities and/or services (whether located on or off the Property) related thereto, including, without limitation:

(i)   all amounts expended in doing work but only until the Property has been brought into commercial production;

(ii)   all costs of or related to the construction of any mine or mill buildings, crushing, grinding, washing, concentrating, waste storage and/or disposal and/or other treatment facilities and/or any facilities ancillary thereto;

(iii)   all costs of or related to exposing and mining any orebody or orebodies situate in whole or in part on the Property, but only until the date upon which the Property is brought into commercial production;

(iv)   all costs of or related to the construction of storage and/or warehouse facilities; the construction and/or relocation of roads; the acquisition and/or development of waste and/or tailings areas and/or systems;

(v)   all costs (including the costs of acquiring and transporting thereof) of or related to transportation facilities for moving ore, concentrates and/or any products derived therefrom, electric power including power lines and equipment, water pipelines, pumps and wells or any other utilities;

(vi)   all costs of or related to employee facilities, including housing;

(vii)   all costs of or related to the supplying of management, marketing, supervisory, engineering, accounting or other technical and/or consulting services or personnel, whether to the operator or otherwise;

(viii)   all costs of or related to taking to lease and/or maintaining of the Property in good standing and/or the taking of any steps considered advisable by the operator or owner of the Property to acquire, protect and/or improve any interest in the Property and/or in properties or property rights considered by the operator or owner of the Property to be necessary or advisable for the purpose of carrying on such business, but only until the date upon which the Property is brought into commercial production;

(ix)   all costs of or related to feasibility, marketing, economic, reclamation, rehabilitation and/or technical evaluations, plans, studies or reports;

(x)   all costs of consulting, legal, insurance, marketing and other services in connection herewith, but only until the date upon which the Property is brought into commercial production;

(xi)   all costs of or related to reasonable financing arrangements relating to bringing the Property or any part thereof into commercial production, including, without limitation, the payment of interest and/or standby or other fees or charges, but only until the date upon which the Property has been brought into commercial production;

(d)   "work" means prospecting, exploration, development and/or other mining work in, on, under or relating to the Property;

(e)   "year" means calendar year and a reference to a subdivision of a year shall mean a reference to the relevant subdivision of a calendar year.

2.   The determination of the NP Royalty hereunder is based on the premise that production will be developed solely on the Property. Other mining properties may be incorporated with the Property into a single mining project and the minerals, metals, ores or concentrates pertaining to each may be blended at the time of mining or at any time thereafter, provided however, that the respective mining properties (including the Property) shall bear and have allocated to them their proportionate part of expenditures relating to the bringing of such single mining project into commercial production and thereafter operating the same and shall have allocated to them the proportionate part of the revenues realised from such single operation, all as determined in accordance with generally accepted accounting principles and from records maintained by the Operator or the remaining Participant, as applicable. The NP Royalty recipient (the "Holder") shall have the right, during reasonable business hours and upon prior notice the Operator or the remaining Participant, as applicable, to enter upon the mining properties and to inspect the plant and procedures followed with respect to allocations made under this paragraph provided that such entry shall be at the sole risk and cost of the Holder and shall not unreasonably disturb or disrupt the activities of the Operator. If the parties disagree on the allocation of actual proceeds received and deductions therefrom, such shall be referred to arbitration in the manner provided in Article 15 of the Agreement and the arbitrator shall have reference first to the Agreement, and then, if necessary, to practices used in mining operations that are of a similar nature. The arbitrator shall be entitled to retain such independent mining consultants and financial advisors as he considers necessary. The decision of the arbitrator shall be final and binding on the parties.

3.   The payor of the NP Royalty (the "Payor") shall be free to mine or not mine the Property as it sees fit and shall have the right to curtail, suspend or terminate mining operations at any time or from time to time as the Payor sees fit, all without the consent of or any obligation or liability to the Holder. The Payor may without the consent of the Holder and without restriction sell, assign, transfer or otherwise dispose of or abandon or permit to lapse all or part of its respective interest under the Agreement and/or in the Property, upon such terms as it considers advisable, provided, only, that any such sale, assignment, transfer or disposition shall not be completed unless the assignee has agreed in writing to be bound by the provisions hereof as fully as if it were a Payor, to the extent of the interest so assigned, transferred, sold or otherwise disposed of to it. Upon completion of such a sale, assignment, transfer or disposition, the assignor shall be relieved of a portion of the obligation to pay the Royalty equal to the portion of the interest that was sold, assigned, transferred or otherwise disposed of, it being agreed that the obligation to pay the Royalty shall be the separate and several, and not joint or joint and several, obligation and liability of those Participants having

an Interest under the Agreement and shall be borne by them pro rata to their respective Interests thereunder.

4.   The Holder shall not, without the express written consent of the Payor, which consent shall not be unreasonably withheld, disclose any data or information concerning the operations conducted on the Property or obtained under this Agreement which is not already in the public domain, or issue any press releases concerning the operations of the Payor;   provided, however, the Holder may disclose data or information obtained under this Agreement without the consent of the Payor:

(a)   if required for compliance with applicable laws, rules, regulations or orders of a governmental agency or stock exchange having jurisdiction over the Holder;

(b)   to any of the Holder's consultants;

(c)   to any third party to whom the Holder, in good faith, anticipates selling or assigning the Holder's interest hereunder; or

(d)   to a prospective lender to whom an interest in the Royalty payments to be made to the Holder hereunder is proposed to be granted as security,

provided that the Payor shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 6.1.

5.   The Holder may assign its rights hereunder but only in whole and not in part and upon prior written notice to the Payor.

6.   The terms and provisions attaching to this NP Royalty shall enure to and be binding upon the parties hereto and their respective successors and permitted assigns.

SCHEDULE "D"
LIST OF MINING CLAIMS COMPRISING THE PROPERTY

Claim Number

F28351 to F28469

F51610 to F51622

SCHEDULE "E"
RULES OF PROCEDURE FOR ARBITRATION

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.   Initiation of Arbitration Proceedings

(a)   If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within 15 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such 15 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 15 day period, either Party may apply to a judge of the Ontario Court General Division under the *Arbitration Act, 1991* (Ontario), (the "Arbitration Act") for the appointment of a single arbitrator (the "Arbitrator").

(b)   The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm's length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be an individual who is, or is a member of a firm, otherwise regularly retained by either of the Parties.

2.   Submission of Written Statements

(a)   Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the "Claimant") shall send the other Party (the "Respondent") a Statement of Claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)   Within 20 days of the receipt of the Statement of Claim, the Respondent shall send the Claimant a Statement of Defence stating in sufficient detail which of the facts and contentions of law in the Statement of Claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(c)   Within 20 days of receipt of the Statement of Defence, the Claimant may send the Respondent a Statement of Reply.

(d)   All Statements of Claim, Defence and Reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(e)   After submission of all the Statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.   Meetings and Hearings

(a)   The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)   All meetings and hearings will be in private unless the Parties otherwise agree.

(c)   Any Party may be represented at any meetings or hearings by legal counsel.

(d)   Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.   The Decision

(a)   The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)   The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator's control.

(c)   The provisions of this Agreement and this Schedule requiring the determination of certain disputes of arbitration shall not operate to prevent recourse to the court by any Party as permitted by the Arbitration Act with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, or whenever enforcement of an award by the sole arbitrator reasonably requires access to any remedy which an arbitrator has no power to award or enforce. In all other respects an award by the sole arbitrator or arbitrators, as the case may be shall be final and binding upon the Parties and there shall be no appeal from the award of the arbitrator or arbitrators as the case may be on a questions of law or any other questions provided that the Arbitrator has followed the rules provided herein in good faith and has proceeded in accordance with the principles of natural justice.

5.   Jurisdiction and Powers of the Arbitrator

(a)   By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator's discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)   Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)   determine any question of law arising in the arbitration;

(ii)   determine any question as to the Arbitrator's jurisdiction;

(iii)   determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)   order any Party to furnish further details of that Party's case, in fact or in law;

(v)   proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator's orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)   receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)   make one or more interim awards;

(viii)   hold meetings and hearings, and make a decision (including a final decision) in Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)   order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or classes of documents in their possession or power which the Arbitrator determines to be relevant;

(x)   order the preservation, storage, sale or other disposal of any property or thing under the control of any of the Parties; and

> (xi) make interim orders to secure all or part of any amount in dispute in the arbitration.

6. Arbitration Act

The rules and procedures of the Arbitration Act shall apply to any arbitration conducted hereunder except to the extent that they are modified by the express provisions of these Rules of Arbitration.

SCHEDULE "F"
LIST OF JOINT VENTURE EXPENSES INCURRED TO MARCH 8, 2000

Includes the following:

Description	1997	1998	1999	up to March 08, 2000	Total
Legal consultants	75,177	2,305	70,589	9,318	157,389
Consultants	12,039	412,048	385,906	21,689	831,682
Computer hardware/software/consultants	43,331	34,220	3,274	-	80,825
Labour	372,385	769,870	1,086,290	54,637	2,283,182
Freight	94,277	92,722	982,895	1,242	1,171,135
Administration	1,114	10,943	15,718	-	27,775
Office supplies	2,833	11,008	32,025	31	45,897
Office telephone/fax/postage/courier	5,583	271	62,387	2,121	70,363
Drawing office - digital data	2,147	3,783	6,320	-	12,249
Travel	41,661	82,981	137,827	9,598	272,069
Vehicle costs	1,992	114,396	44,765	7,253	168,406
Fixed wing rental and fuel	372,297	949,400	444,150	17,474	1,783,321
Helicopter rental and fuel	874,519	304,678	274,713	-	1,453,910
Storage	8,650	8,502	8,400	299	25,851
Envrionmental expenses	-	44,708	315,658	-	360,367
Community consultations	-	-	16,973	3,034	20,007
Claims - staking & expenses	25,481	62,668	51,773	-	139,922
Research	-	13,855	51,065	-	64,921
Field Charges					-
Field supplies	88,192	456,804	946,061	6,988	1,498,046
Field equipment rental	142,354	126,387	103,684	729	373,153
Field accomodation	57,120	40,084	36,803	97	134,104
Field groceries	55,899	147,935	389,539	-	593,372
Drilling and pitting contracts (including supplies)	603,937	2,002,558	7,406,186	286	10,012,967
Geophysics	796,507	210,095	381,088	15,000	1,402,690
Contract services	102,769	428,228	563,475	-	1,094,472
Laboratory Charges					-
Treatment of sediment samples	241,632	83,909	70,837	-	396,378
Indicator mineral sorting	-	36,808	11,109	38,686	86,602
Treatment of LDDH chips for MaDA	-	41,224	392,486	-	433,710
Other laboratory supplies and charges	6,119	9,852	4,642	-	20,613
Subtotal	4,028,014	6,502,243	14,296,639	188,482	25,015,378
Management fee (5% of expenses)	201,401	325,112	714,832	9,424	1,250,769
Total	4,229,415	6,827,355	15,011,471	197,906	26,266,147

NB ABOVE EXPENDITURES DO NOT INCLUDE LABORATORY AND OTHER CHARGES FROM OVERSEAS.

SCHEDULE "G"
DIAMOND SALE AGREEMENT

THIS AGREEMENT made as of the <*> day of <*>, 2001.

BETWEEN:

> **DE BEERS CANADA EXPLORATION INC.** (formerly Monopros Limited)**,** a corporation continued under the laws of Canada and having an office at One William Morgan Drive, Toronto, Ontario M4H 1N6 (hereinafter called "DBX") for and on behalf of itself and **MOUNTAIN PROVINCE DIAMONDS INC.**, a corporation incorporated under the laws of the Province of British Columbia and having an office at Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7 (hereinafter called "MPV")

> (De Beers and MPV, being collectively called the "Sellers")

> being the Party OF THE FIRST PART

> - and-

> **DCS CORPORATION LIMITED,** a company whose head office is situate at Hamilton, Bermuda;

> (hereinafter called "DCS")

> being the Party OF THE SECOND PART

> WITNESSETH:

> WHEREAS the Sellers are producing rough diamonds from their mine(s) situate at <*> in Kennady Lake in the Northwest Territories, Canada (the "Mine(s)");

> AND WHEREAS the Sellers have agreed to sell the whole of their rough diamond production exclusively to DCS and DCS has agreed to purchase such production on the terms and conditions hereinafter set forth;

> IN CONSIDERATION of the terms and the mutual covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

1. DEFINITIONS

1.1   In this Agreement, including the recitals hereto, the following words and phrases shall have the meanings assigned pursuant to this Section 1.1, namely:

(a)   "Business Day" means any day which is not a Saturday or a Sunday or a day observed as a holiday under the laws of the Provinces of Ontario or British Columbia or the federal laws of Canada;

(b)   "bid price" has the meaning ascribed to the term in Section 7.1;

(c)   "DTC" means The Diamond Trading Company (Proprietary) Limited, The Diamond Trading Company Limited, CSO Valuations AG and/or any other subsidiaries or affiliates of De Beers Centenary AG which are from time to time engaged in selling diamonds to the market;

(d)   "DTC Sales" means for any calendar year the total value in United States dollars of all qualities of rough diamonds sold by DTC in such calendar year as certified by DTC;

(e)   "DTC Standard Selling Assortment" means the range of categories of rough diamonds (other than Special Stones) each one representing a different combination of mass, shape, colour and quality, in which DTC sells such diamonds to the market;

(f)   "Mine(s)" has the meaning ascribed to the term in the first recital to this Agreement;

(g)   "Quota Percentage" means the percentage that the aggregate Standard Selling Value of rough diamonds capable of being produced in any one calendar year from the Sellers' Mine(s) is of the aggregate Standard Selling Value of all rough diamonds,

   (i)   contracted for purchase for or on behalf of DTC from all sources, and

   (ii)   actually purchased for or on behalf of DTC in the open market or otherwise,

          in such calendar year and certified annually in arrears by the operator on behalf of the Sellers and by DTC.

(h)   "SDV" has the meaning ascribed to the term in Section 3.1;

(i)   "Sellers' Sample Parcel" has the meaning ascribed to the term in Section 4.1;

(j)   "Special Stones" means gem diamonds each of which weighs more than the upper limit contained in the DTC Standard Selling Assortment from time to time which upper limit is currently 10.8 carats;

(k)   "Standard Selling Value" for a category of rough diamonds produced by the Sellers from the Mine(s) means the selling price in United States dollars attaching from time to time to the equivalent category of rough diamonds in the DTC Standard Selling Assortment;

(l)   "Valuation Certificate" has the meaning ascribed to the term in Section 5.3.

1.2   Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3   Expanded Meanings

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the singular shall include the plural, the plural shall include the singular and the masculine shall include the feminine.

2.   PURCHASES AND SALES COMMITMENTS

2.1   Subject to Section 2.2, the Sellers shall sell to DCS and DCS shall purchase from the Sellers with effect from <*>, all rough diamonds produced by the Sellers from the Mine(s).

2.2   DCS shall have the right at any time and from time to time, in its sole discretion, upon prior notice to and discussion with the Sellers, to limit its obligation under Section 2.1 to purchase rough diamonds in any calendar year to an amount of rough diamonds so produced by the Sellers in such calendar year that has a Standard Selling Value equal to the Quota Percentage of DTC Sales for such calendar year. All diamonds not sold shall be stockpiled for sale to DCS in the following year or years.

2.3   All deliveries shall be representative of the Sellers' production, provided that, in the event of a limitation under Section 2.2 on the Sellers' entitlement to deliver its entire production for any calendar year, the Sellers shall, at the request of DCS, fulfil their delivery entitlement or part thereof by delivering particular grades or classes of rough stones as specified by DCS and withhold from all deliveries all or part of particular grades or classes of rough stones that cannot be absorbed by the market.

3.   SELLERS DIAMOND VALUATOR

3.1   The Sellers shall, after consultation with DCS to ensure that there is no conflict of interest, appoint an independent diamond expert of established reputation, with a working knowledge of the DTC Standard Selling Assortment, capable of performing the functions outlined in this Agreement, who shall be known as the Sellers diamond valuator ("SDV"). The SDV shall, among other things, examine the assortment against the Sellers' Sample Parcel of each shipment of diamonds produced by the Sellers from their Mine(s) and sold to DCS. The relationship between the Sellers and the SDV will be governed by any agreement between them.

4.   SAMPLE PARCEL

4.1   Subject to the SDV's scrutiny and approval, DCS will cause DTC to make up a representative sample parcel ("the Sellers' Sample Parcel") of the Sellers' production of rough diamonds from its Mine(s) comprising all gem diamonds, other than Special Stones, and all industrial diamonds sorted into the same categories as those used in the DTC Standard Selling Assortment. The Sellers' Sample Parcel shall be under the control of DCS and the Sellers and shall be used as the reference for the sorting of all future production from the Sellers' Mine(s) for the purpose of sale to DCS.

4.2   The contents and assortment of the Sellers' Sample Parcel will be updated by DCS in consultation with the Sellers whenever necessary so as to represent accurately the production from the Sellers' Mine(s) and its assortment in accordance with the DTC Standard Selling Assortment and will be available to the DCS valuers and the SDV jointly for verification and comparison with the DTC Standard Selling Assortment.

4.3   The diamonds from time to time comprising the Sellers' Sample Parcel shall not be sold to DCS but shall remain the property of the Sellers until removed from the Sellers' Sample Parcel pursuant to Section 4.2 and sold to DCS.

5.   PRICING AND SORTING

5.1   The price payable by DCS for each category of the Sellers' Sample Parcel will be 90 per cent of the Standard Selling Value for such category.

5.2   During each year DCS will on ten separate occasions approximately 5 weeks apart arrange for the sorting of production of rough diamonds from the Sellers' Mine(s) on to the Sellers' Sample Parcel for shipment to DCS and shall determine their Standard Selling Value. Before such determination is binding on the Sellers, it shall be agreed to by both DCS and the SDV on behalf of the Sellers. The reasonable costs of sorting the rough diamonds produced by the Sellers shall be borne by the Sellers.

5.3   If the SDV and DCS cannot agree on the assortment of any shipment the following shall apply:

(a)   those parts of the shipment in relation to which there is no dispute will be sold in accordance with this Agreement;

(b)   the disputed stones will be kept and resorted and revalued with the next shipment;

(c)   failing resolution under (ii) above, the dispute will be referred to the President of each of the Sellers and the Managing Director of DTC in order to seek a resolution of the matter;

(d)   failing a resolution under (iii) above, the Sellers and DCS will endeavour to agree on a suitable, qualified and experienced arbitrator. If they fail to agree on an arbitrator, the Sellers will appoint an arbitrator and DTC will appoint an arbitrator and the two arbitrators will appoint an umpire to adjudicate the issue;

(e)   the arbitration shall be held in London in accordance with such procedures as may reasonably determined by the arbitrator or umpire; and

(f)   the decision of the arbitrator or umpire will be final and binding on both parties and the costs will be paid as determined by the arbitrator or umpire.

5.4   When the Standard Selling Value of production of the Sellers' rough diamonds has been agreed between DCS and the SDV, pursuant to Section 5.2 or, where applicable, Section 5.3, the details of the shipment, the Standard Selling Value and the purchase price payable by DCS will be recorded on a certificate (the "Valuation Certificate") which will be signed by DCS and the SDV.

5.5   [DELETED AS CONFIDENTIAL – See *, below.]

6.   PRICE ADJUSTMENT

6.1   Whenever DTC changes the Standard Selling Value, DCS will give notice of the change to the Sellers and the prices attaching the Sellers' Sample Parcel will be appropriately adjusted.

7.   SPECIAL STONES

7.1   The price attaching to Special Stones will be 90 per cent of the value negotiated and agreed between the Sellers and DCS with reference to the prevailing market conditions for Special Stones. If they cannot agree on such value for a Special Stone, it shall be withdrawn from shipment and kept in safe custody by DCS until the next shipment or, if mutually agreed, until the next following shipment of diamonds to DCS, at which time the Sellers and DCS will endeavour to agree upon its value. If no such agreement can be reached, then the Sellers and DCS may elect at the risk and expense of the Sellers to procure the cutting and polishing of the Stone by an independent reputable diamantaire and to offer the resulting polished goods for sale to the market through DTC with a view to achieving the best possible price ("bid price"). If the bid price is acceptable to the Sellers, acting reasonably, they shall sell the polished goods to DCS at 90 per cent of such bid price and DCS shall sell the polished goods to the successful offeror at the bid price.

8.   ADVERTISING COSTS

8.1   The Sellers acknowledge that DTC will be incurring generic advertising costs in relation to the promotion of the sale of diamonds the benefits of which will accrue to all sellers of diamonds to DCS. DCS shall advise the Sellers from time to time of the nature of such costs and the Sellers agree to pay to DCS for remission to DTC an amount equal to the Quota Percentage of such costs against invoices from DCS.

9.   DELIVERY AND EXPORT

9.1   Upon the completion of the valuation process referred to in Sections 5.2 and 5.3, DCS shall arrange for the shipment of the rough diamonds to be exported to such place outside Canada as DCS shall designate, free of all taxes and duties whatsoever. Any taxes or duties applicable to such export of rough diamonds or to the subsequent sale to DCS of such diamonds, shall be solely for the account of the Sellers.

9.2   Risk in and title to each shipment of rough diamonds shall pass from the Sellers to DCS upon payment for the shipment in accordance with Section 10.3 of the amount specified in the Valuation Certificate

10.   PAYMENT

10.1   All purchases shall be effected outside Canada.

10.2   The Sellers jointly shall from time to time give notice to DCS of each Sellers percentage undivided interest in the rough diamonds being sold to DCS. DCS shall pay to each Seller that portion of the total purchase price for any shipment of rough diamonds equal to such Seller's undivided interest in such diamonds as stated in the latest notice to DCS.

10.3   When the shipment of rough diamonds referred to in Section 9.1 has been exported and received, DCS shall forward to the Sellers a copy of the Valuation Certificate referred to in Section 5.3 and the Sellers shall confirm the value of and purchase price payable for the shipment as set out in the Valuation Certificate. Upon receipt of the Sellers' confirmation, DCS shall, within three (3) Business Days, pay to the bank account designated by each Seller the purchase price specified in the Valuation Certificate in United States dollars.

11.   INFORMATION

11.1   In order to give effect to the terms of this Agreement, DCS shall cause DTC to make available to the Seller at all times full details of the DTC Standard Selling Assortment and Standard Selling Value and to inform the Sellers of any changes to them.

12.   INSURANCE

12.1   Subject to satisfactory security arrangements being implemented by the Sellers, DCS shall arrange for all diamonds referred to in this Agreement to be insured, from their date of recovery, at their Standard Selling Value for diamonds other than Special Stones and at the market value for Special Stones so as to provide comprehensive insurance coverage against all risks of the Sellers and of DCS. The insurance premiums shall be borne by the Sellers.

13.   CHANGED CIRCUMSTANCES

13.1   If during the currency of this Agreement any circumstances shall arise which produce fundamental alterations in the rights and liabilities of the parties or in any other way fundamentally affect the Agreement, the parties shall meet together in good faith with a view to amending this Agreement in order to meet such altered circumstances.

14.   CONFIDENTIALITY

14.1   Except as the parties may otherwise agree, this Agreement shall be regarded as classified matter of restricted circulation and the parties shall use their best endeavours to preserve its confidentiality.

15.   DURATION

15.1   This Agreement shall take effect on <*> and, subject to Section 15.2, shall remain in full force for [DELETED AS CONFIDENTIAL – See *, below].

15.2   The Sellers shall be entitled upon at least six months prior notice to DCS to terminate this Agreement at any time if DBX and/or its Affiliates (as such term is defined in the Canada Business Corporations Act taken together hold less than a 10% Participating Interest in the joint venture to which the Sellers are presently parties in relation to the Sellers' Mine(s). DCS acknowledges that any such decision by the Sellers to terminate this Agreement will require only the majority vote of the Sellers in accordance with the agreement between them governing such Joint Venture.

16.   NOTICE

16.1   Any notice or other communication (in this section a "Notice") required or permitted to be given or made hereunder shall be in writing and shall be well and sufficiently given or made if:

(a)   delivered in person during normal business hours on a Business Day and left with a receptionist or other responsible employee of the relevant Party at the applicable address set forth below:

(b)   sent by any electronic means of sending messages, including facsimile transmission, which produces a paper record (an "Electronic Transmission"), charges prepaid and confirmed by prepaid certified or first class mail; or

(c)   sent by certified or first class mail unless any general interruption of postal services due to strike, lockout or other cause exists or is threatened in which event only (i) or (ii) shall be used:

in the case of a Notice to MPV, addressed to it at:
Mountain Province Diamonds Inc.
Suite 212
552 Seymour Street
Vancouver, B.C. V6B 3H7

Attention: President
Fax Number: (909) 466-1409

in the case of a Notice to DBX, addressed to it at:
De Beers Canada Exploration Inc.
One William Morgan Drive
Toronto, Ontario   M4H 1N6

Attention: Chief Executive Officer
Fax Number: (416) 423-0081

and in the case of a Notice to DCS, addressed to it at:
DCS Corporation Limited
69 Pitts Bay Road
Pembroke
Hamilton, Bermuda

Attention: <*>
Fax Number: <*>

Any Notice given or made in accordance with this section shall be deemed to have been given or made and to have been received:

(a)   on the day it was delivered, if delivered as aforesaid;

(b)   on the day of sending if sent by Electronic Transmission during normal business hours of the addressee on a Business Day and, if not, then on the first Business Day after the sending thereof; and

(c)   on the third Business Day after it was mailed, if mailing is permitted hereby.

Any Party hereto may from time to time change its address for notice by giving notice to the other Parties hereto in accordance with the provisions of this section.

17.   APPLICABLE LAW

17.1   This Agreement shall be governed by and construed in accordance with the laws of Ontario and shall be treated, in all respects, as an Ontario contract. Each party hereto irrevocably attorns to and submits to the non-exclusive jurisdiction of the Courts of Ontario with respect to any matter arising hereunder or related hereto. The

Parties hereto shall, in carrying out their respective obligations hereunder, comply with all duly and validly created laws of Ontario and Canada.

      IN WITNESS WHEREOF this Agreement has been entered into the day and year first above written.


DE BEERS CANADA EXPLORATION INC.

By: _____
    (Authorized Signature)

on behalf of itself and Mountain Province Diamonds Inc.
DCS CORPORATION LIMITED

By: _____
    (Authorized Signature)


*   The Registrant has applied for confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 12.1

SECTION 302 CERTIFICATION OF JAN VANDERSANDE

I, **Jan W. Vandersande**, certify that:

1.   I have reviewed this Annual Report on Form 20-F of Mountain Province Diamonds Inc.;

2.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: August 18, 2003

                                                    Jan W. Vandersande
By: /s/ Jan W. Vandersande   Chief Executive Officer
                                                    (Principal Executive Officer)

Exhibit 12.2

SECTION 302 CERTIFICATION OF PRADEEP VARSHNEY

I, **Pradeep Varshney**, certify that:

1.   I have reviewed this Annual Report on Form 20-F of Mountain Province Diamonds Inc.;

2.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: August 18, 2003

Pradeep Varshney

By: /s/ Pradeep Varshney   Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20F of Mountain Province Diamonds Inc. (the "Company") for the period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, **Jan W. Vandersande**, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

       (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

       (2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ *"Jan W. Vandersande"*
Jan W. Vandersande
Chief Executive Officer
August 18, 2003

A signed original of this written statement required by Section 906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20F of Mountain Province Diamonds Inc. (the "Company") for the period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, **Pradeep Varshney**, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ *"Pradeep Varshney"*
Pradeep Varshney
Chief Financial Officer
August 18, 2003

A signed original of this written statement required by Section 906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.